

2021
PROXY STATEMENT

Notice of Annual Meeting of Shareholders

Annual Meeting | Friday, May 7, 2021 | Live Webcast



OUR VISION

We will lead the industry by reaching for the impossible, then achieving it.

We do this by having the right assets in the hands of remarkable people driven by a passion to outperform.

OUR VALUES

Lead with Passion

Outperform Expectations

Deliver Results Responsibly

Unleash Opportunities

Commit to Good

MESSAGE FROM THE BOARD OF DIRECTORS

Dear Shareholders,

We cordially invite you to attend Occidental's 2021 Annual Meeting of Shareholders. The meeting will be held via live webcast on Friday, May 7, 2021 at 8:00 a.m. Central Time. A meeting agenda and details follow, as well as voting instructions. You will be able to participate in the 2021 Annual Meeting online at **www.virtualshareholdermeeting.com/OXY2021** and may submit questions and vote your shares electronically (other than shares held through our employee benefit plans, which must be voted prior to the meeting). The attached Notice of the 2021 Annual Meeting of Shareholders and proxy statement provide details on how to join the meeting and the business we plan to conduct.

Responding to COVID-19

The COVID-19 pandemic significantly impacted the global economy, the oil and gas industry and our business. We are saddened by the losses that the pandemic has inflicted across the world. Throughout this unprecedented time, our highest priority has been the health and safety of our employees, customers and the communities in which we operate. The Board and Occidental's executive team collaborated closely to ensure that Occidental supported each of these groups during this time of crisis. Occidental implemented work-from-home policies for those employees able to work remotely and instituted heightened practices for safety and health at work sites. With these measures in place, our dedicated workforce continued to develop innovative solutions and deliver for shareholders.

Outside of the workplace, we remain committed to supporting our communities through this pandemic. Occidental provided much-needed resources to these communities during the pandemic, including donations of personal protection equipment to Houston Methodist Hospital in Houston, Texas and St. Charles Parish Hospital in Luling, Louisiana.

Strengthening our Balance Sheet

With the COVID-19 pandemic, oil demand decreased over the course of 2020 and to date has not fully recovered in 2021. As COVID-19 and the response to it continue to evolve, the outlook for the oil and gas industry is subject to a significant level of uncertainty. Given the challenges that this environment presents, we have taken, and continue to take, actions to strengthen Occidental's balance sheet and reduce our debt.

In May 2020, the Board made the difficult decision to reduce Occidental's quarterly dividend to $0.01 per share. This reduction aligns with other measures taken to position the company to succeed in a low commodity price environment. Furthermore, total overhead and operating costs were $1.3 billion and $900 million lower, respectively, in 2020 compared to 2018, the year our synergy realization program began. The majority of cost reductions are expected to be permanent as Occidental returns to normalized activity levels.

Occidental also made significant strides in leveling out our debt maturity profile in 2020 by refinancing approximately $7.0 billion of near-term maturities. Exceeding the $2.0 billion divestiture target set for 2020, Occidental used divestiture proceeds to reduce the company's outstanding debt by $2.4 billion in 2020 and plans to reduce outstanding debt using divestiture proceeds and free cash flow in 2021. In February 2021, Occidental announced a $2.9 billion capital budget for 2021, which prioritizes free cash flow and sustains fourth quarter 2020 production.

As we oversee Occidental's strategy through this critical period and beyond, we believe the company's operational excellence, repositioned cost structure, asset portfolio and commitment to capital discipline strengthen the company's financial position and ultimately will enable us to return value to our shareholders.

Taking a Measured Approach to Compensation

Consistent with the company's cost-cutting initiatives, the Executive Compensation Committee of the Board (the Compensation Committee) retracted planned 2020 salary increases and significantly reduced named executive officer (NEO) base salaries for 2020. The cumulative actions of the Compensation Committee reduced CEO compensation during 2020 such that Ms. Hollub's 2020 earned base salary represents a reduction of approximately 54% from her 2019 annual salary rate.

The Compensation Committee also determined not to adjust long-term incentive awards granted in February 2020, a meaningful portion of which are subject to performance conditions established prior to the pandemic. In addition, the Compensation Committee recognized mid-year that the company's original business plan and annual incentive objectives no longer reflected Occidental's business priorities under the prevailing market conditions.

To respond to these changes, and to better align performance with shareholder interests, the Compensation Committee reframed full-year goals for the annual bonus program to become second-half goals focused on the company's new priorities. Consistent with other reduction measures, the Compensation Committee also limited the total annual bonus payout opportunity to 50% of the original target amounts.

In February 2021, the Compensation Committee approved several compensation program actions that maintain strong pay-for-performance alignment, respond to specific shareholder feedback about our programs and support Occidental's low-carbon strategy. In particular, the Compensation Committee:

- increased the sustainability metric to comprise a greater proportion of the annual bonus;
- established a link between potential bonus payouts and the advancement of our net emission reduction efforts; and
- reduced CEO direct target compensation for 2021 by 29% compared to the pre-COVID level.

The Compensation Committee remains fully committed to Occidental's pay-for-performance philosophy. As described later, the compensation that NEOs have actually realized or are on track to realize aligns with Occidental's performance and the experience of our shareholders over the past several years.

Advancing a Low-Carbon Future

Occidental recognizes that climate change must be addressed by the oil and gas industry and is committed to using the company's experience with carbon management and large-scale carbon separation, transportation, use and storage as part of enhanced oil recovery to advance a more sustainable, low-carbon future. In November 2020, Occidental set a target to reach net-zero emissions associated with our operations before 2040 and an ambition to achieve net-zero emissions associated with the use of our products by 2050. We believe Occidental can provide a solution for partners in other industries as well and have formed partnerships with United Airlines and Spotify. We encourage you to review our 2020 Climate Report, available online at https://www.oxy.com/Sustainability/overview/Documents/ClimateReport2020.pdf.

Diversity, Inclusion and Belonging

Occidental aspires to create a culture of diversity, inclusion and belonging where differences are appreciated, all employees are included and everyone feels that they belong. The events of this past year highlighting racial injustice in our society made clear that the struggle for racial equality continues and there is much work to be done. The Board of Directors is committed to working with and supporting Occidental's management team as we strive to ensure that individuals can truly feel that they belong, both at Occidental and in the communities we serve.

Board Nominees

This year's Board nominees represent a wide, diverse range of experiences, perspectives and skills and reflect the Board's active commitment to director refreshment. We believe the well-roundedness of the nominees meaningfully contributes to the effective oversight of Occidental's strategic plan and risk management, and the nominees have the skills and experiences to help navigate Occidental through the current difficult macro environment and into the future. Of our 11 Board nominees, 10 are independent, which includes our Board Chairman, Board Vice Chairman and all members of the Board's committees. We thank you for your past support of our Board and ask that you vote to elect all of this year's nominees.

Share Your Views

As always, we value your views and encourage you to share your opinions with us. Occidental proactively engaged with shareholders collectively representing a majority of shares outstanding in 2020, with independent director participation in many of these discussions. If you would like to write to the Board, you may address your correspondence to the Board of Directors, in care of the Corporate Secretary, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Thank you for your continued support of Occidental.

Sincerely,

On Behalf of Your Board,



Stephen I. Chazen
Independent Chairman
of the Board



Jack B. Moore
Vice Chairman
of the Board



Vicki Hollub
President and
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



You are cordially invited to attend Occidental's 2021 Annual Meeting of Shareholders, to be held at 8:00 a.m. Central Time on Friday, May 7, 2021, via live webcast at **www.virtualshareholdermeeting.com/OXY2021**.

 **Date and Time**

Friday, May 7, 2021 at 8:00 a.m. Central Time

 **Location**

Live webcast: www.virtualshareholdermeeting. com/OXY2021

 **Record Date**

Each shareholder of record as of the close of business on March 12, 2021 (the record date) is entitled to receive notice of, attend and vote at the meeting.

Items of Business

At the meeting, our shareholders will be asked to act on the following matters and consider any other matters as may properly come before the meeting:

Proposal	Board Recommendation	More information
1. Elect the eleven directors named in the proxy statement to serve until the 2022 Annual Meeting	✔ FOR	Page 16
2. Approve, on an advisory basis, named executive officer compensation	✔ FOR	Page 33
3. Ratify the selection of KPMG as Occidental's independent auditor	✔ FOR	Page 71

Occidental began furnishing proxy materials to shareholders on March 26, 2021.

Notice and Attendance

A Notice of Internet Availability (NOIA) or proxy card is being mailed beginning on March 26, 2021 to each shareholder of record as of the record date. In light of current information and guidance about the COVID-19 pandemic, to protect the health and well-being of our shareholders and employees, we have decided to hold the 2021 Annual Meeting solely by virtual means. Shareholders of record as of the record date will be able to attend the 2021 Annual Meeting via live webcast, view the list of our shareholders of record, vote and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/OXY2021. To participate in the Annual Meeting, shareholders of record must enter the 16-digit control number that appears on your proxy card. If your shares are held in street name and your voting instruction form indicates that you may vote those shares through the http://www.proxyvote.com website, then you may join the 2021 Annual Meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the 2021 Annual Meeting) and obtain a "legal proxy" in order to be able to join the 2021 Annual Meeting. We intend to return to hosting in-person annual meetings in 2022. Please see "Admission to the Annual Meeting" on page 76 for additional information.

How to Vote

Your vote is extremely important. Regardless of whether or not you plan to attend the 2021 Annual Meeting, we encourage you to vote using any of the methods listed below. This will ensure that your shares are represented and will save Occidental additional expenses of soliciting proxies.

 **Internet**

Online using your smartphone or computer at the website listed on the NOIA, proxy card or voting instruction form

 **Call**

By telephone call to the toll-free number listed on your proxy card or voting instruction form

 **Mail**

Completing, signing and returning your proxy card or voting instruction form in the postage-paid envelope provided

 **Virtual Meeting**

If you plan to participate in the 2021 Annual Meeting via the live webcast, you may vote online during the meeting using your smartphone or computer

If you have any questions or require any assistance in voting your shares, please contact Alliance Advisors, Occidental's proxy solicitor, toll-free at 844-885-0175 or at 210-209-8052 or by email at oxy@allianceadvisors.com.

By Order of the Board,



Nicole E. Clark

Nicole E. Clark
Vice President, Deputy General Counsel and Corporate Secretary

March 26, 2021

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This section highlights certain important information presented in this proxy statement and is intended to assist you in evaluating the matters to be voted on at the meeting. We encourage you to read the proxy statement in its entirety before you cast your vote. For more information regarding Occidental's 2020 performance, please review Occidental's Annual Report on Form 10-K for the year ended December 31, 2020 (the Annual Report).

Agenda Items and Voting Recommendations

The following proposals will be voted on at the Annual Meeting of Shareholders.

Proposal 1

ELECTION OF ELEVEN DIRECTORS

The Governance Committee recommended to the Board, and the Board approved, the nomination of the eleven persons whose biographies appear on pages 17-22 to serve for a one-year term ending at the 2022 Annual Meeting, but in any event, until his or her successor is elected and qualified, unless ended earlier due to his or her death, resignation, disqualification or removal from office.

> **The Board of Directors recommends a vote "FOR" each of the director nominees.** See page 16

Proposal 2

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders. The executive compensation program is described in the Compensation Discussion and Analysis (CD&A) section beginning on page 34 of this proxy statement.

> **The Board of Directors recommends a vote "FOR" this proposal.** See page 33

Proposal 3

RATIFICATION OF SELECTION OF KPMG AS OCCIDENTAL'S INDEPENDENT AUDITOR

The Audit Committee of the Board of Directors of Occidental has selected KPMG LLP as independent auditor to audit the consolidated financial statements of Occidental and its subsidiaries for the year ending December 31, 2021. As a matter of good corporate governance, the Board of Directors of Occidental submits the selection of the independent auditor to our shareholders for ratification.

> **The Board of Directors recommends a vote "FOR" this proposal.** See page 71

Director Nominees and Composition Highlights

Independence

Occidental's governance policies require that independent directors comprise at least two-thirds of the members of the Board (a policy that exceeds New York Stock Exchange (NYSE) requirements). The Board has affirmatively determined that each of our Board's director nominees, other than Ms. Hollub, is independent.



10 of 11
Nominees are Independent

Age

The average age of our Board's director nominees is approximately 63 years, with the nominees ranging from 33 to 74 years old. We believe this age diversity offers varying approaches and views of the marketplace to our Board.



Average
63 years



■ 2
<60

■ 3
70 and above

■ 6
60-69



Stephen I. Chazen
President, Chief Executive Officer and Chairman, Magnolia Oil & Gas Corporation
Chairman Since: **2020**
Director Since: **2020**





Andrew Gould
Former Chairman and Chief Executive Officer, Schlumberger
Director Since: **2020**





Robert M. Shearer
Former Managing Director, BlackRock Advisors, LLC
Director Since: **2019**



Board Committees

 Advisory

 Corporate Governance and Nominating

 Audit

 Environmental, Health and Safety



Avedick B. Poladian
Former Executive Vice President and Chief Operating Officer, Lowe Enterprises
Director Since: **2008**





Margarita Paláu-Hernández
Chief Executive Officer, Hernandez Ventures LLC
Director Since: **2020**



The Board seeks to achieve a diverse and broadly inclusive membership. Our Board's director nominees bring varying perspectives to the boardroom by virtue of their diverse backgrounds and experiences, qualifications, skills, genders, ethnicities and tenures on the Board. To better convey the well-roundedness of our Board's director nominees, we have included a skills matrix on page 23 that identifies the core competencies of each of our Board's director nominees that contributed to his or her nomination to the Board.



Carlos M. Gutierrez
Co-Founder, Executive Chairman and CEO, EmPath, Inc.
Director Since: **2009**





Vicki Hollub
President and Chief Executive Officer, Occidental
Director Since: **2015**



Gary Hu
Portfolio Manager, Icahn Capital LP
Director Since: **2021**





William R. Klesse
Former Chief Executive Officer and Chairman of the Board, Valero Energy
Director Since: **2013**



Executive Compensation

Sustainability and Shareholder Engagement

■ Chairman
■ Member



Jack B. Moore
Former President and Chief Executive Officer, Cameron International
Vice Chairman Since: **2019**
Director Since: **2016**



Andrew N. Langham
General Counsel, Icahn Enterprises LP
Director Since: **2020**





Tenure

The average tenure of our Board's director nominees is approximately 5.0 years, which we believe reflects a balance of company experience and new perspectives.



Average
5.0 years

■ 5
0-2 years

■ 2
6-8 years

■ 2
3-5 years

■ 2
9 years
and above



Diversity

The Board is committed to achieving a diverse and broadly inclusive membership. Two director nominees are women, and three director nominees are ethnic minorities.



36%
Diverse

■ 3
Ethnic Minorities

■ 2
Women



Corporate Governance Highlights

RELATING TO THE BOARD

- ✔ Independent Chairman of the Board
- ✔ Independent Vice Chairman of the Board
- ✔ Annual elections of the entire Board by a majority of votes cast (for uncontested elections)
- ✔ Mandatory resignation if a majority vote is not received (for uncontested elections)
- ✔ Demonstrated commitment to Board refreshment
- ✔ Tenure policy that seeks to maintain an average tenure of 10 years or less for non-employee directors
- ✔ Board committees composed entirely of independent directors
- ✔ Meaningful director stock ownership guidelines (6x annual cash retainer) with holding requirement
- ✔ Annual evaluations of the Board, each committee and individual directors
- ✔ One meeting dedicated to strategy discussions every year with an expanded management group, in addition to ongoing strategy oversight

RELATING TO SHAREHOLDER RIGHTS

- ✔ Ability of shareholders to call a special meeting at a 15% threshold
- ✔ Ability of shareholders to propose an action by written consent at a 15% threshold
- ✔ Shareholder right to proxy access (3% for 3 years, up to 20% of the Board)
- ✔ Confidential Voting Policy
- ✔ Nominating Policy to consider properly submitted shareholder-recommended director nominees
- ✔ No supermajority voting requirements
- ✔ Active independent director participation in and oversight of the shareholder engagement program

Shareholder Engagement

Occidental is committed to regular and transparent communication and engagement with its shareholders and other stakeholders.

In 2020 we engaged with shareholders representing approximately

6x

our outstanding shares*

* Based on average shares outstanding in 2020. Includes each shareholder engagement, except shareholder with direct board representation where engagement was counted once.

How we engaged with our shareholders

 **We proactively engage with our largest shareholders** throughout the year, including broad-based engagements in the fall/winter to discuss ESG matters and in advance of the annual meeting to discuss agenda items and any other topics of interest.

 **We regularly complete roadshows targeting engagement with specific investors and participate in industry conferences to engage with a broad group of investors.**

 We also engage with investors through **virtual and in-person meetings, phone calls and emails**.

 **We regularly report our shareholders' views to the Board** and respond to feedback, as described below.

 **Independent directors** participated in many of our engagement meetings.

 **We formed the Sustainability and Shareholder Engagement Committee** to oversee our shareholder engagement program, emphasizing our commitment to ongoing communication with our shareholders and other stakeholders.

Topics discussed with our shareholders:

- Board oversight of the company's strategy
- Impacts of the COVID-19 pandemic and Occidental's response
- Actions to strengthen our balance sheet, including debt management, divestiture progress and capital plans
- Design and structure of our executive compensation program
- Reporting on climate and sustainability matters, including our 2020 Climate Report
- Our net-zero pathway, which includes net-zero emissions targets associated with our operations before 2040 and an ambition to achieve net-zero emissions associated with the use of our products by 2050

Meaningful Dialogue with Shareholders on Climate. Occidental uses engagement with shareholders, as well as other stakeholders, to have meaningful dialogue on environmental, social and governance (ESG) matters. During our most recent series of off-season engagements in the fall/winter, we discussed climate matters with a majority of the shareholders participating, including Climate Action 100+, an investor-led initiative that includes many of our largest shareholders and with whom we have actively engaged in recent years. These conversations have led to a better understanding of shareholder and stakeholder concerns and helped shape Occidental's climate-related disclosure and greenhouse gas (GHG) emission reductions targets.

In early 2021, we began engaging with Follow This on a proposal that they submitted on behalf of one of our shareholders, Benta B.V., regarding adoption of medium-term Scope 3 emissions targets. After a series of productive conversations underpinned by our shared vision for a low-carbon world, Occidental has committed to announce a medium-term net emission reduction target (around 2030) as part of the pathway to our 2050 net-zero ambition before the 2022 annual meeting of shareholders in exchange for the withdrawal of the proposal. We will also allot speaking time for Follow This at the 2021 Annual Meeting and look forward to working with them in the future, as well as other shareholders and stakeholders.

Occidental is committed to being a part of the climate solution and will carefully develop and implement policies and practices to preserve the environment and reduce greenhouse gas emissions. We are proud to be the first U.S.-based global oil and gas company to include Scope 3 emissions within the scope of our net-zero ambitions.

2020 Business Performance Highlights

Overview

Occidental's principal businesses consist of three segments: oil and gas, chemical and midstream and marketing. The oil and gas segment explores for, develops and produces oil and condensate, natural gas liquids (NGL) and natural gas. The chemical segment (OxyChem) primarily manufactures and markets basic chemicals and vinyls. The midstream and marketing segment purchases, markets, gathers, processes, transports and stores oil, condensate, NGL, natural gas, carbon dioxide (CO_2) and power. It also trades its assets, including transportation and storage capacity, and invests in entities that conduct similar activities, such as Western Midstream Partners, L.P. (WES). Within the midstream and marketing segment, our Oxy Low Carbon Ventures (OLCV) business unit seeks to leverage Occidental's carbon management expertise that is derived from its enhanced oil recovery (EOR) operations to develop carbon capture, utilization and storage (CCUS) facilities that are expected to source anthropogenic (man-made) CO_2 and promote innovative technologies that drive cost efficiencies and economically grow Occidental's business while reducing emissions.

We conduct operations internationally, with assets in the United States, Middle East, Africa and Latin America. We are one of the largest oil producers in the U.S., including a leading producer in the Permian and DJ basins, and offshore Gulf of Mexico. We are regarded as a premier partner in Oman, the United Arab Emirates and Algeria.

Sustaining Capital Despite COVID-19 and Market Conditions

Occidental remained steadfast in our commitment to reduce debt and strengthen our balance sheet in 2020 despite the unique challenges presented by the COVID-19 pandemic, the collapse of oil and gas prices and the uncertainty of market conditions. We believe the actions we took throughout 2020 demonstrate Occidental's flexibility to operate in a lower commodity price environment and will enable us to return capital to our shareholders in a more meaningful way. A few highlights from 2020 include:

DEBT MANAGEMENT



$2.4 B
Debt Reduced in 2020

We utilized divestiture proceeds to reduce debt and other liabilities by approximately $2.4 billion and $300 million, respectively.



$7.0 B
Near -Term Debt Extended Through 2025+

We repaid or extended almost $6 billion of 2021 maturities, $2.7 billion of 2022 maturities and more than $260 million of 2023 maturities. This leaves us with less than $375 million of remaining 2021 maturities.

In reducing our debt by $2.4 billion and refinancing $7 billion of near-term maturities in 2020, we have significantly derisked our financial profile.

CAPITAL MANAGEMENT



$1.8 B[1]
2020 Reduced Overhead Budget

We acted quickly and decisively to respond to 2020 market conditions by significantly reducing spending in 2020 and guided to a budget of $1.8 billion in 2021.



$2.5 B
2020 Reduced Capital Budget

Our revised 2020 capital budget, reduced from $5.2 - 5.4 billion, demonstrated commitment to achieving cash flow neutrality and reflected synergy capture and additional spending reductions.

For 2021, our $2.9 billion capital budget prioritizes free cash flow.

DIVESTITURES & SYNERGIES



$2.8 B[2]
Divestitures Closed

We exceeded our $2 billion divestiture target with the closing of certain transactions, including the sales of mineral and surface acreage in Wyoming, Colorado and Utah and our onshore assets in Colombia.



Acquisition Synergies Achieved

We exceeded our capital, overhead and operational expenditure synergy targets from the Anadarko acquisition with over $2 billion of annual savings realized.[3]

We continue to target additional asset sales in 2021, while continuing to prioritize obtaining value for our shareholders over meeting a specific deadline or divestiture target.

[1] Overhead is defined as SG&A and other operating and non-operating expenses

[2] Net of taxes and before purchase price adjustments

[3] Based on activity level associated with original synergy target announced prior to Anadarko acquisition close

2020 Performance Highlights

For information regarding the relationship between our performance highlights and the executive compensation program, please see "Compensation Discussion and Analysis," beginning on page 34.

STRATEGIC	• Announced a target to reach net-zero emissions associated with our operations (Scope 1 and 2) before 2040, with the ambition to accomplish before 2035, and an ambition to achieve net-zero emissions associated with our total emissions inventory, including the use of our products (Scopes 1, 2 and 3) by 2050. • Progressed the work of OLCV with continued focus on projects aimed at reducing our carbon footprint, including the world's largest direct air capture and sequestration plant. • Completed $2.8 billion of divestitures, net of taxes and before purchase price adjustments, the proceeds of which were largely used to repay debt and reduce other liabilities. • Acted quickly to reduce Occidental's capital spend and capital structure to operate in a lower commodity price environment in response to the COVID-19 pandemic and other market conditions.
FINANCIAL	• Refinanced more than $7 billion of near-term debt maturities. • Reduced outstanding debt and other liabilities by $2.4 billion and $300 million, respectively. • Executed a natural gas-hedging program for 2021 to manage near-term exposure to cash flow variability from commodity price risks. • Continued to lower costs and achieved original overhead synergies and capital synergies.
OPERATIONAL	• Curtailed uneconomic barrels safely and efficiently, using dynamic modeling of well economics to respond to lower oil prices. • Lowered energy consumption through equipment performance and operational optimization. • Delivered 41 of the best 100 wells in the Texas Delaware Basin on a six-month cumulative-oil basis, while using less proppant than competitors. • Successfully mitigated production decline to lower 2021 base decline to 22%.
SAFETY & ENVIRONMENTAL	• Continued to emphasize safety in the workplace, as Occidental achieved record low company-wide rates for Illness and Injury (IIR) and Days Away, Restricted or Transferred (DART) despite a historically high number of hurricanes impacting our Gulf of Mexico and U.S. Gulf Coast oil, gas and chemical operations. • Operated without any "4" or "5" level incidents. • Implemented work-from-home policies for those employees able to work remotely and instituted heightened practices for safety and health at work sites.
SUSTAINABILITY	• Announced multiple OLCV projects and partnerships, including investments to advance innovative low-carbon technology. • Released our third climate report, which provides detailed information regarding Occidental's approach to managing climate-related risks and opportunities in the framework endorsed by the Task Force on Climate-related Financial Disclosures (TCFD). • Continued to reduce greenhouse gas emissions from ongoing and new operations and committed to eliminate routine flaring by 2030. • Developed, along with seven other leading energy companies, and agreed to apply six Energy Transition Principles as a collaborative platform for energy transition. • Joined Operation Clean Sweep Blue (OCS Blue), a product stewardship program designed to improve management of plastic resins and keep them out of the environment, including waterways. • Continued to dedicate resources to advancing carbon capture, utilization and storage (CCUS) projects for anthropogenic (man-made) carbon dioxide. • Recycled significant volumes of water through Occidental's New Mexico Water Recycling Program (launched in 2016), which has enabled us to reduce costs and limit our use of fresh water, a scarce resource in the Permian, to less than 1% of water used in Permian operations.

Executive Compensation Program Summary

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, whether in an up- or down-cycle commodity price environment, and is competitive with industry practices.

The primary elements of executive compensation are "direct compensation," which consists of base salary, an annual cash incentive award and long-term incentive awards. Direct compensation is heavily weighted toward long-term incentive awards. In 2020, Ms. Hollub's target direct compensation consisted of: long-term incentive awards conditioned on Occidental's three-year TSR and CROCE performance (37.50%); time-vesting RSU awards (18.75%); and NQSOs and SARs awards (18.75%).

Allocation of Direct Compensation Elements in 2020

A substantial majority of NEO compensation is dependent on performance.

90% of Ms. Hollub's (and an average of 83% of the other named executive officers') 2020 target direct compensation opportunity is variable, or at risk. The ultimate value of at risk compensation is dependent on company performance outcomes, the result of the Compensation Committee's assessment of each individual's performance and Occidental's stock price performance.

CEO TARGET DIRECT COMPENSATION MIX[1] — 90% VARIABLE/AT RISK


10%
Base Salary
15%
Annual
Cash Incentive
18.75%
Restricted Stock Unit
(RSU) Award
18.75%
Cash Return on Capital
Employed (CROCE) Award
18.75%
Total Shareholder
Return (TSR) Award
18.75%
NQSO/SAR Awards
25%
Cash
75%
Stock Awards

(1) Target direct compensation is composed of base salary, target annual cash incentive award opportunity and the grant date fair value of long-term incentive awards.

Decisive Actions on Pay

The Compensation Committee responded quickly to the challenges posed by the COVID-19 pandemic, the collapse in oil and gas prices and ensuing market volatility in 2020 as demonstrated by CEO base salary reductions:

Pre-Reduction Base Salary	3/9/20 Effective Base Salary	4/1/20 Effective Base Salary	8/1/20 Effective Base Salary	Amount Unrestored in 2020
$1,350,000	$1,147,500	$250,000	$500,000	$850,000

The Compensation Committee also made the decision not to adjust long-term incentive awards granted in February 2020. Furthermore, recognizing that the metrics and targets for the annual cash incentive award that the Compensation Committee approved in February 2020 became quickly outdated, the Compensation Committee decided to adjust the full-year metrics set in February 2020 to second-half metrics, while applying a 50% cap to the payout opportunity. This approach both linked the award opportunity to goals that reflected the dynamic actions Occidental took to operate in the prevailing macroeconomic environment, while limiting payouts (despite the executives' out-performance on key corporate objectives and exceptional individual performance).

In addition to the decisive pay actions taken in 2020, the Compensation Committee reduced CEO direct target compensation for 2021 as shown in the graph below to further align CEO compensation with our shareholder experience.

CEO DIRECT TARGET COMPENSATION REDUCTION FOR 2021


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$13,875*
-29%
$9,850
2020
Target
2021
Target
Base Salary
Annual Cash Incentive
Time-Vested Long-term Incentives (RSUs)
Performance-Based Long-term Incentives (PSUs)
NQSOs/SARs

* Set by the Compensation Committee in February 2020

Realizable Pay Aligns with Performance

To demonstrate the alignment of executive pay with Occidental's performance and the experience of our shareholders, the bar charts below show the target direct compensation awarded to Ms. Hollub in each of 2019 and 2020 as compared to the realizable value of that compensation as of March 1, 2021. Realizable pay includes (i) base salary, (ii) actual annual cash incentive award amounts paid for the performance year and (iii) the projected value of long-term incentive awards granted each year (inclusive of the value of warrants distributed as an anti-dilution adjustment) and accrued dividends based on performance to date and our stock price as of March 1, 2021. The bar charts illustrate that realizable pay is significantly impacted by Occidental's performance and ultimate pay opportunities are strongly aligned with the experience of our shareholders.

CEO TARGET DIRECT COMPENSATION AND REALIZABLE PAY FOR 2019 AND 2020


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
($ in Thousands)
$13,875
-58%
$5,885
Target
Realizable
2019
$13,875*
-60%
$5,572
Target
Realizable
2020
Base Salary
Annual Cash Incentive
RSUs
PSUs
Stock Options/SARS
* Set by the Compensation Committee in February 2020

Highlights of Executive Compensation Program Policies and Practices

The 2020 executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders.

What We Do

- ✔ **Pay for Performance.** A substantial majority of NEO compensation is performance-based. The Compensation Committee reviews the metrics underlying the long-term incentive program and annual cash incentive awards annually to evaluate their continued alignment with Occidental's business priorities.
- ✔ **Act on Shareholder Feedback**. Shareholder feedback influences the executive compensation program and contributed to the Compensation Committee's decisions to not make any adjustments to long-term incentive awards granted in February 2020 despite their significantly depressed value, to reduce and cap executive officer base salaries in 2020 and to cap 2020 short-term incentive awards at 50% of target. Shareholder feedback also prompted changes for 2021.
- ✔ **Clawback in the Event of Misconduct.** The Compensation Committee has the authority to claw back annual cash incentive awards and long-term incentive awards for violations of Occidental's Code of Business Conduct and related policies.
- ✔ **Emphasize Stock Ownership.** CROCE and TSR awards are payable in shares of common stock and the net shares received upon each RSU award vesting are subject to a two-year holding period. In addition, the named executive officers (as well as other officers) are subject to meaningful stock ownership guidelines, ranging from two to six times the officer's annual base salary, and a holding requirement.
- ✔ **Monitor Compensation Program for Risk.** The executive compensation program includes multiple features that are intended to appropriately control motivations for excessive risk-taking. The Compensation Committee conducts an annual assessment of our executive compensation program to identify and minimize, as appropriate, any compensation arrangements that may encourage excessive risk-taking.
- ✔ **Use Double-Trigger Equity Vesting for Equity Awards.** Pursuant to the Amended and Restated 2015 Long-Term Incentive Plan (2015 LTIP), equity awards vest in the event of a change in control only if there is also a qualifying termination of employment.
- ✔ **Use Relative and Absolute Performance Measures for Equity Awards.** Performance equity is earned based on both relative shareholder returns and absolute financial returns, with TSR awards capped if Occidental's absolute TSR is negative.

What We Don't Do

- ✖ **No Dividend Equivalents on Unvested Performance Awards.** Under the 2015 LTIP, dividends and dividend equivalent rights are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and becomes earned (except in the case of certain retention awards).
- ✖ **No Hedging or Derivative Transactions.** Occidental's directors, executive officers and all other employees are not permitted to engage in transactions designed to hedge or offset the market value of Occidental's equity securities.
- ✖ **No Golden Parachute Payments.** Our golden parachute policy provides that, subject to certain exceptions, Occidental will not grant golden parachute benefits (as defined in the policy) to any senior executive which exceed 2.99 times his or her salary plus annual cash incentive award without shareholder approval.
- ✖ **No Repricing of Stock Options.** Other than in connection with a corporate transaction involving Occidental, the 2015 LTIP does not permit the repricing of stock options or stock appreciation rights without shareholder approval.

ELECTION OF DIRECTORS

The Board of Directors recommends a vote "FOR" each of the director nominees.

Director Nominations

The Board is committed to recruiting and nominating directors for election who will collectively provide the Board with the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs and support oversight of our business strategy and priorities. In recommending candidates for election to the Board, the Corporate Governance and Nominating Committee (the Governance Committee) evaluates a candidate's character; judgment; skill set and experience in light of Occidental's current and future needs and strategic priorities; independence; other time commitments, including other public and private company board memberships; and any other factors that the Governance Committee deems relevant. In addition, in determining whether to recommend incumbent directors for re-election to the Board, the Governance Committee also reviews and considers the director's board and committee meeting attendance; the level of support that the director's nomination received at the most recent annual shareholders' meeting (if applicable); and the well-roundedness of the Board as a whole.

The Board is also committed to ongoing and thoughtful refreshment of its membership and strives to maintain an appropriate balance of tenure, turnover, diversity and skills on the Board. The Board believes that this ongoing refreshment, which has resulted in six new directors since 2019, further aligns Board composition with the needs of Occidental as our business evolves over time and encourages regular consideration of fresh viewpoints and perspectives. Simultaneously, the Board believes that over time directors develop an enhanced understanding of Occidental and an ability to work effectively as a group and also aims to have directors with a mix of tenures represented. On February 9, 2021, Gary Hu replaced Nicholas Graziano on the Board as a director selected by Carl C. Icahn and certain affiliated persons (the Icahn Group) pursuant to the Director Appointment and Nomination Agreement (the Icahn Nomination Agreement) with the Icahn Group and the other parties thereto, which Occidental entered into on March 25, 2020. Under the Icahn Nomination Agreement, in the event that any director designated by the Icahn Group resigns or otherwise ceases to serve as a member of the Board (subject to certain exceptions set forth in the agreement), the Icahn Group is entitled to designate a replacement for such director pursuant to the terms set forth in the agreement. The Board thanks Mr. Graziano for his service.

In 2021, the Governance Committee recommended to the Board, and the Board approved, the nomination of the eleven persons whose biographies appear below to serve for a one-year term ending at the 2022 Annual Meeting, but in any event, until his or her successor is elected and qualified, unless ended earlier due to his or her death, resignation, disqualification or removal from office.

If you submit a validly executed proxy card but do not specify how you want to vote your shares with respect to the election of directors, then your shares will be voted "FOR" the nominees proposed by our Board and named in this proxy statement, in line with our Board's recommendation. The Board has no reason to believe that any of the Board's nominees would be unable or unwilling to serve as a director if elected. However, should any of our Board's nominees be unable or unwilling to stand for election at the time of the 2021 Annual Meeting, proxies may be voted for a substitute nominee selected by the Board, or the Board may reduce the number of directors.

Pursuant to Occidental's By-laws, in an uncontested election, the affirmative vote of a majority of votes cast with respect to each director nominee will be required for the nominee to be elected, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker will not vote your shares on this proposal unless you give voting instructions, and abstentions and broker non-votes have no effect on the vote. Any nominee for director who does not receive a greater number of votes "FOR" his or her election than votes "AGAINST" in an uncontested election must tender his or her resignation. Unless accepted earlier by the Board, such resignation will become effective on October 31 of the year of the election.

About the Director Nominees

All of the nominees are currently directors of Occidental who were elected by shareholders at the 2020 Annual Meeting, except for Mr. Hu, who was appointed to the Board on February 9, 2021. In the event any nominee should be unavailable for election or unable to serve at the time of the meeting, the proxies may be voted for a substitute nominee selected by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

Biographical information with respect to each of our Board's director nominees, together with a list of the core competencies that contributed to the conclusion that such person should serve as a director, is presented below. An overview of the core competencies of each of our Board's director nominees is featured in a skills matrix on page 23.

STEPHEN I. CHAZEN, 74



INDEPENDENT

Chairman Since: **2020**
Director Since: **2020**
Board Committees: **Advisory (Chair)**

Current Public Company Directorships:
**Magnolia Oil & Gas Corporation
The Williams Companies, Inc.**
Former Public Company Directorships (within the last 5 years):
Ecolab Inc.

DIRECTOR QUALIFICATIONS

Mr. Chazen is the President, Chief Executive Officer and Chairman of Magnolia Oil & Gas Corporation, a publicly-traded exploration and production company. Prior to that, Mr. Chazen was President and Chief Executive Officer of Occidental from May 2011 to April 2016 and served as a member of the Board from May 2010 to May 2017. Mr. Chazen served as Occidental's President and Chief Operating Officer from 2010 to 2011; President and Chief Financial Officer from 2007 to 2010; Chief Financial Officer and Senior Executive Vice President from 2004 to 2007; Chief Financial Officer and Executive Vice President-Corporate Development from 1999 to 2004; and Executive Vice President-Corporate Development from 1994 to 1999. Before joining Occidental, Mr. Chazen was Managing Director in Corporate Finance and Mergers and Acquisitions at Merrill Lynch. He worked as Director of Project Evaluation and Reservoir Engineering at Columbia Gas Development Corporation from 1977 to 1982. He began his career with Northrop Corporation in 1973 as a Laboratory Manager at the Johnson Space Center. Mr. Chazen is a former Chairman of the Board of the American Petroleum Institute and the Catalina Island Conservancy. Mr. Chazen was appointed to the University of Houston System Board of Regents in 2018 and serves on the Advisory Board at Rice University's Baker Institute for Public Policy. He is a director of the Houston Methodist Institute for Academic Medicine and the National Park Foundation. Mr. Chazen holds a Ph.D. in Geology from Michigan State University, a master's degree in Finance from the University of Houston, and a bachelor's degree in Geology from Rutgers College.

CORE COMPETENCIES

- Executive Compensation
- Finance/Capital Markets
- Financial Reporting/ Accounting Experience
- Industry Background
- Investor Relations
- Public Company Executive Experience
- Risk Management

ANDREW GOULD, 74



INDEPENDENT

Director Since: **2020**
Board Committees:
**Environmental, Health and
Safety (Chair); Advisory; Audit;
Sustainability**

Current Public Company
Directorships:
McDermott International, Ltd
Former Public
Company Directorships
(within the last 5 years):
**BG Group
Saudi Aramco**

DIRECTOR QUALIFICATIONS

Mr. Gould is the former Chairman and Chief Executive Officer of Schlumberger Limited (Schlumberger), a leading oilfield services company, and served in that capacity from 2003 to 2011. Mr. Gould began his career at Schlumberger in 1975 in its Internal Audit department, based in Paris. In addition to his career at Schlumberger, Mr. Gould served as non-Executive Chairman of BG Group, a multinational oil and gas company, from 2012 until its sale to Royal Dutch Shell in 2016 and served as interim Executive Chairman in 2014. Mr. Gould served on the United Kingdom Prime Minister's Council for Science and Technology from 2004 to 2007. He was Vice-Chairman Technology for the United States National Petroleum Councils' 2007 report "Facing the Hard Truths about Energy" and was awarded the Charles F. Rand Memorial Gold Medal by the Society of Petroleum Engineers in 2014. He is currently a partner of CSL Capital Management, a private equity firm that specializes in energy services, Chairman of Kayrros Advisory Board, an advanced data analytics company, and Chairman of the International Advisory Board at Boston Consulting Group Center for Energy Impact. Mr. Gould is a former member of the Board of Trustees of The King Abdullah University of Science and Technology in Jeddah, Saudi Arabia. Mr. Gould has an undergraduate degree in Economic History from Cardiff University and qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales.

CORE COMPETENCIES

- Environmental, Health, Safety & Sustainability
- Executive Compensation
- Finance/Capital Markets
- Financial Reporting/ Accounting Experience
- Industry Background
- International Experience
- Investor Relations
- Public Company Executive Experience

CARLOS M. GUTIERREZ, 67



INDEPENDENT

Director Since: **2009**
Board Committees: **Governance
(Chair); Audit; Sustainability**

Current Public Company
Directorships:
MetLife, Inc.
Former Public
Company Directorships
(within the last 5 years):
Time Warner Inc.

DIRECTOR QUALIFICATIONS

Secretary Gutierrez is Co-Founder, Executive Chairman and CEO of EmPath, Inc., a skills intelligence software technology company. Previously, Secretary Gutierrez was Co-Chair of Albright Stonebridge Group, a commercial diplomacy and strategic advisory firm, from April 2013 to July 2020. He joined Albright Stonebridge from Citigroup Inc. where he was Vice Chairman of the Institutional Clients Group and a member of the Senior Strategic Advisory Group at Citigroup Inc. from 2011 to February 2013. Prior to joining Citigroup, Secretary Gutierrez was with communications and public affairs consulting firm APCO Worldwide Inc., where he was Chairman of the Global Political Strategies division in 2010. He served as U.S. Secretary of Commerce from February 2005 to January 2009, where he worked with foreign government and business leaders to advance economic relationships and enhance trade. Prior to his government service, Secretary Gutierrez was with Kellogg Company, a global manufacturer and marketer of well-known food brands, for nearly 30 years. After assignments in Latin America, Canada, Asia, and the United States, he became President and Chief Executive Officer in 1999 and Chairman of the Board in 2000, positions he held until 2005. Secretary Gutierrez currently serves as an external director on the U.S. Board of PwC, a private professional services firm. He is a member of the Human Freedom Advisory Council at the George W. Bush Institute, the Bo'ao Forum for Asia and the Tent Partnership for Refugees Advisory Council. He is also a co-founder of The Dream.US, a scholarship fund for undocumented students.

CORE COMPETENCIES

- Executive Compensation
- Financial Reporting/ Accounting Experience
- Government, Legal & Regulatory
- International Experience
- Investor Relations
- Public Company Executive Experience
- Risk Management

VICKI HOLLUB, 61



PRESIDENT AND CHIEF EXECUTIVE OFFICER

Director Since: **2015**

Current Public Company Directorships:
Lockheed Martin

DIRECTOR QUALIFICATIONS

Ms. Hollub became President and Chief Executive Officer of Occidental Petroleum Corporation in April 2016. She has been a member of Occidental's Board of Directors since 2015. During her 35-year career with Occidental, Ms. Hollub has held a variety of management and technical positions with responsibilities on three continents, including roles in the United States, Russia, Venezuela and Ecuador. Most recently, she served as Occidental's President and Chief Operating Officer, overseeing the company's oil and gas, chemical and midstream operations. Ms. Hollub previously was Senior Executive Vice President, Occidental Petroleum, and President, Oxy Oil and Gas, where she was responsible for operations in the U.S., the Middle East region and Latin America. Prior to that, she held a variety of leadership positions, including Executive Vice President, Occidental, and President, Oxy Oil and Gas, Americas; Vice President, Occidental, and Executive Vice President, U.S. Operations, Oxy Oil and Gas; Executive Vice President, California Operations; and President and General Manager of the company's Permian Basin operations. Ms. Hollub started her career at Cities Service, which was acquired by Occidental. Ms. Hollub serves on the board of the American Petroleum Institute. She is the chair of the U.S. Secretary of Energy Advisory Board, a stewardship board member for the World Economic Forum's Platform for Shaping the Future of Energy and Materials, and a member of the Oil and Gas Climate Initiative. A graduate of the University of Alabama, Ms. Hollub holds a Bachelor of Science in Mineral Engineering. She was inducted into the University of Alabama College of Engineering 2016 class of Distinguished Engineering Fellows.

CORE COMPETENCIES

- Environmental, Health, Safety & Sustainability
- Financial Reporting/ Accounting Experience
- Government, Legal & Regulatory
- Industry Background
- International Experience
- Public Company Executive Experience
- Risk Management

GARY HU, 33



INDEPENDENT

Director Since: **2021**
Board Committees: **Advisory, Audit**

Current Public Company Directorships:
Cloudera, Inc.

DIRECTOR QUALIFICATIONS

Mr. Hu is a director selected by the Icahn Group pursuant to the Icahn Nomination Agreement. Mr. Hu has served as a Portfolio Manager of Icahn Capital, the entity through which Carl C. Icahn manages investment funds, since October 2020. Prior to joining Icahn Capital, he held investment management roles at Silver Point Capital LP, a credit-focused investment fund, from August 2012 to October 2020 and Stockbridge Investors, the public securities affiliate of Berkshire Partners LLC, a leading middle market private equity firm, from August 2010 to August 2012. Mr. Hu graduated summa cum laude from the University of Pennsylvania with a B.S.Econ in Finance and Accounting from The Wharton School and a B.A.S. in Computer Science from the School of Engineering and Applied Science.

CORE COMPETENCIES

- Executive Compensation
- Finance/Capital Markets
- Financial Reporting/ Accounting Experience
- Industry Background
- Risk Management
- Technology/ Cyber Security

WILLIAM R. KLESSE, 74



INDEPENDENT

Director Since: **2013**
Board Committees:
Environmental, Health and Safety; Compensation

Current Public Company Directorships:
MEG Energy

DIRECTOR QUALIFICATIONS

Mr. Klesse is the former Chief Executive Officer and former Chairman of the Board of Valero Energy Corporation (Valero), an international manufacturer and marketer of transportation fuels, other petrochemical products and power. He joined the Valero board as Vice Chairman in 2005 and served as Chairman of the Board from 2007 until his retirement in December 2014. From 2006 to May 2014, he served as Chief Executive Officer of Valero and served as President from 2008 to 2013. From 2003 to 2005, Mr. Klesse was Valero's Executive Vice President and Chief Operating Officer. Prior to that, he served as Executive Vice President of Refining and Commercial Operations following Valero's 2001 acquisition of Ultramar Diamond Shamrock Corporation, where he had been Executive Vice President of the company's refining operations. Mr. Klesse began his 40-plus year career in the energy industry at Diamond Shamrock Corporation, which merged with Ultramar Corporation in 1996. Mr. Klesse is a trustee of the University of Dayton, Texas Biomedical Research Institute and United Way of San Antonio and Bexar County and serves on the Advisory Board of the San Antonio Food Bank. He also serves on the boards of The Briscoe Western Art Museum, Christus Santa Rosa Foundation and on the board of a private company. Mr. Klesse holds a bachelor's degree in Chemical Engineering from the University of Dayton and a Master of Business Administration with an emphasis in Finance from West Texas A&M University.

CORE COMPETENCIES

- Executive Compensation
- Finance/Capital Markets
- Financial Reporting/ Accounting Experience
- Industry Background
- Investor Relations
- Public Company Executive Experience
- Risk Management

ANDREW N. LANGHAM, 47



INDEPENDENT

Director Since: **2020**
Board Committees: **Advisory; Governance**

Current Public Company Directorships:
Cheniere Energy, Inc.
Herc Holdings Inc.
Welbilt, Inc.
Former Public Company Directorships (within the last 5 years):
CVR Energy, Inc.
CVR Partners LP
CVR Refining, LP
Freeport-McMoRan Inc.
Newell Brands Inc.

DIRECTOR QUALIFICATIONS

Mr. Langham is a director selected by the Icahn Group pursuant to the Icahn Nomination Agreement. Mr. Langham has served as General Counsel of Icahn Enterprises LP (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, food packaging, metals, real estate and home fashion) since 2014. From 2005 to 2014, Mr. Langham was Assistant General Counsel of Icahn Enterprises. Prior to joining Icahn Enterprises, Mr. Langham was an associate at Latham & Watkins LLP focusing on corporate finance, mergers and acquisitions, and general corporate matters. Mr. Langham received a B.A. from Whitman College and a J.D. from the University of Washington.

CORE COMPETENCIES

- Corporate Governance
- Executive Compensation
- Finance/Capital Markets
- Government, Legal & Regulatory
- Industry Background
- Public Company Executive Experience
- Risk Management

JACK B. MOORE, 67



INDEPENDENT

Vice Chairman Since: **2019**
Director Since: **2016**
Board Committees: **Compensation (Chair); Advisory; Governance**

Current Public Company Directorships:
KBR Inc.
ProPetro Holding Corp.
Former Public Company Directorships (within the last 5 years):
Cameron International Corporation
Rowan Companies plc

DIRECTOR QUALIFICATIONS

Mr. Moore most recently served as President and Chief Executive Officer of Cameron International Corporation from April 2008 to October 2015 and served as Chairman of the Board of Cameron from May 2011 until it was acquired by Schlumberger in 2016. Mr. Moore served as Cameron's President and Chief Operating Officer from January 2007 to April 2008. Mr. Moore joined Cameron in 1999 and, prior to that, held various management positions at Baker Hughes, where he was employed for over 20 years. Mr. Moore currently serves on the University of Houston System Board of Regents and actively serves in leadership positions with the American Heart Association and Memorial Assistance Ministries. Mr. Moore is a graduate of the University of Houston with a B.B.A. degree and attended the Advanced Management Program at Harvard Business School.

CORE COMPETENCIES

 Environmental, Health, Safety & Sustainability

 Executive Compensation

 Financial Reporting/ Accounting Experience

 Industry Background

 International Experience

 Public Company Executive Experience

 Risk Management

MARGARITA PALÁU-HERNÁNDEZ, 64



INDEPENDENT

Director Since: **2020**
Board Committees: **Compensation; Environmental, Health and Safety**

Current Public Company Directorships:
Conduent Incorporated
Herbalife Nutrition Ltd.
Former Public Company Directorships (within the last 5 years):
ALJ Regional Holdings, Inc.

DIRECTOR QUALIFICATIONS

Ms. Paláu-Hernández is a director selected pursuant to the Icahn Nomination Agreement. Ms. Paláu-Hernández is the founder and Chief Executive Officer of Hernandez Ventures, a private firm engaged in the acquisition and management of a variety of business interests in the United States and Mexico. Prior to founding Hernández Ventures in November 1988, Ms. Paláu-Hernández was an attorney from September 1985 until August 1988 with the law firm of McCutcheon, Black, Verleger & Shea, where she focused on domestic and international business and real estate transactions. In September 2018, Ms. Paláu-Hernández was nominated to serve as United States Representative to the Seventy-third Session of the General Assembly of the United Nations. Ms. Paláu-Hernández is also a member of the following non-profit organizations and boards: Chair of the Yale School of Management Council of Global Advisors, since March 2016; Ex-Officio member of the Yale School of Management Board of Advisors, since March 2016; Smithsonian National Latino Board, since August 2016 (Vice-Chair since 2019); UCLA Law Women L.E.A.D. since September 2016; and Ronald Reagan UCLA Medical Center Board of Advisors, since 2020. Ms. Paláu-Hernández is a previous member and Trustee Emeritus of the UCLA School of Law Board of Advisors, serving the board since October 2008, and is a Trustee Emeritus of the University of San Diego Board of Trustees, since December 2017. Ms. Paláu-Hernández also served on the University of San Diego Board of Trustees from September 2007 until July 2016. Ms. Paláu-Hernández has a B.A. from the University of San Diego and a J.D. from UCLA School of Law.

CORE COMPETENCIES

 Environmental, Health, Safety & Sustainability

 Executive Compensation

 Financial Reporting/ Accounting Experience

 Government, Legal & Regulatory

 International Experience

 Risk Management

AVEDICK B. POLADIAN, 69



INDEPENDENT

Director Since: **2008**
Board Committees: **Audit (Chair); Governance; Compensation**

Current Public Company Directorships:
**Public Storage
Western Asset Management Company Funds**
Former Public Company Directorships (within the last 5 years):
California Resources Corporation

DIRECTOR QUALIFICATIONS

Mr. Poladian is currently a director and the former Executive Vice President and Chief Operating Officer (2002-2016) of Lowe Enterprises, Inc., a privately-held diversified national real estate company active in commercial, residential and hospitality property investment, management and development. During his tenure as Chief Operating Officer, Mr. Poladian oversaw human resources, risk management, construction, finance and legal functions across the firm. Mr. Poladian was with Arthur Andersen from 1974 to 2002, admitted to Partner in 1984, Managing Partner, Pacific Southwest in 1989, and is a certified public accountant (inactive). He is a past member of the Young Presidents Organization, the California Society of CPAs and the American Institute of CPAs. Mr. Poladian was appointed to the California State Board of Accountancy and served in the position for nine years. He is a Director Emeritus of the YMCA of Metropolitan Los Angeles, a member of the Board of Advisors of the USC Price School of Public Policy, a member of the Board of Advisors of the Ronald Reagan UCLA Medical Center and a former Trustee of Loyola Marymount University. Mr. Poladian holds a bachelor's degree in Accounting from Loyola Marymount University.

CORE COMPETENCIES

- Corporate Governance
- Executive Compensation
- Finance/Capital Markets
- Financial Reporting/ Accounting Experience
- Government, Legal & Regulatory
- Risk Management
- Technology/ Cyber Security

ROBERT M. SHEARER, 65



INDEPENDENT

Director Since: **2019**
Board Committees: **Sustainability (Chair); Audit; Environmental, Health and Safety**

DIRECTOR QUALIFICATIONS

Mr. Shearer retired in 2017 as a managing director of BlackRock Advisors, LLC, where he also served as co-head of BlackRock's Equity Dividend team and was a member of the Fundamental Equity Platform within BlackRock's Portfolio Management Group. Mr. Shearer was also the portfolio manager for both the BlackRock Equity Dividend Fund and Natural Resources Trust, which grew from $500 million to over $50 billion under his leadership. Prior to that, Mr. Shearer managed the Merrill Lynch World Natural Resources Portfolio for Merrill Lynch Investment Managers, which merged with BlackRock in 2006. Mr. Shearer has also held senior leadership roles at David L. Babson & Company, Concert Capital Management and Fiduciary Trust Company International. As a senior research officer for Citicorp Investment Management, he focused on the oil industry, including exploration and production, pipelines and oilfield services. Mr. Shearer holds an undergraduate degree in Economics from the University of Wisconsin, as well as a Master of International Management from the Thunderbird School of Global Management and a Master of Business Administration from the University of Wisconsin. He is a Chartered Financial Analyst.

CORE COMPETENCIES

- Corporate Governance
- Environmental, Health, Safety & Sustainability
- Finance/Capital Markets
- Financial Reporting/ Accounting Experience
- Industry Background
- International Experience
- Investor Relations

Summary of the Board's Director Nominee Core Competencies and Composition Highlights

The following chart summarizes the competencies that the Board considers valuable to effective oversight of Occidental and illustrates how our Board's director nominees individually and collectively represent these key competencies. The lack of an indicator for a particular item does not mean that the director does not possess that qualification, skill or experience as we look to each director to be knowledgeable in these areas; rather, the indicator represents that the item is a core competency that contributed to his or her nomination to the Board.

	Chazen	Gould	Gutierrez	Hollub	Hu	Klesse	Langham	Moore	Paláu-Hernández	Poladian	Shearer
CORPORATE GOVERNANCE contributes to the Board's understanding of best practices in corporate governance matters							●			●	●
ENVIRONMENTAL, HEALTH, SAFETY & SUSTAINABILITY contributes to the Board's oversight and understanding of EHS and sustainability issues and their relationship to the company's business and strategy		●		●				●	●		●
EXECUTIVE COMPENSATION contributes to the Board's ability to attract, motivate and retain executive talent and to align compensation programs with shareholder interests	●	●	●		●	●	●	●	●	●	
FINANCE/CAPITAL MARKETS valuable in evaluating Occidental's capital structure, capital allocation and financial strategy (dividends/stock repurchases/financing)	●	●			●	●	●			●	●
FINANCIAL REPORTING/ACCOUNTING EXPERIENCE critical to the oversight of the company's financial statements and financial reports	●	●	●	●	●	●		●	●	●	●
GOVERNMENT, LEGAL & REGULATORY contributes to the Board's ability to navigate regulatory dynamics and understand complex legal matters and public policy issues			●	●			●		●	●	
INDUSTRY BACKGROUND contributes to a deeper understanding of our business strategy, operations, key performance indicators and competitive environment	●	●		●	●	●	●	●			●
INTERNATIONAL EXPERIENCE critical to cultivating and sustaining business and governmental relationships internationally and providing oversight of our multinational operations		●	●	●				●	●		●
INVESTOR RELATIONS contributes to the Board's understanding of shareholder concerns and perceptions	●	●	●			●					●
PUBLIC COMPANY EXECUTIVE EXPERIENCE contributes to the Board's understanding of operations and business strategy and demonstrates leadership ability	●	●	●	●		●	●	●			
RISK MANAGEMENT contributes to the identification, assessment and prioritization of significant risks facing the company	●		●	●	●	●	●	●	●	●	
TECHNOLOGY/CYBER SECURITY contributes to the Board's understanding of information technology and cyber risks					●					●	

Independence

Occidental's governance policies require that independent directors comprise at least two-thirds of the members of the Board (a policy that exceeds NYSE requirements). The Board has affirmatively determined that each of our Board's director nominees, other than Ms. Hollub, is independent.[1]



10 of 11
Nominees are
Independent

Tenure

The average tenure of our Board's director nominees is approximately 5.0 years, which we believe reflects a balance of company experience and new perspectives.



2
9 years
and above

2
6-8 years

2
3-5 years

Average
5.0 years

5
0-2 years

Age

The average age of our Board's director nominees is approximately 63 years, with the nominees ranging from 33 to 74 years old. We believe this age diversity offers varying approaches and views of the marketplace to our Board.



3
70 and
above

6
60-69

Average
63 years

2
<60

Diversity

The Board is committed to achieving a diverse and broadly inclusive membership. Two director nominees are women, and three director nominees are ethnic minorities.



36%
Diverse

3
Ethnic
Minorities

2
Women

[1] In addition, the Board affirmatively determined that Mr. Graziano, who served on the Board until February 2021, and each of Spencer Abraham, Eugene L. Batchelder, Margaret M. Foran and Elisse B. Walter, who served on the Board until the 2020 Annual Meeting, were independent during the time each served as a director in 2020.

OXY Occidental

CORPORATE GOVERNANCE

The Board's corporate governance policies (the Corporate Governance Policies) establish Occidental's governance framework. The Corporate Governance Policies address the structure and operation of the Board, including matters related to director independence; tenure; outside board memberships; the role of the Board's Independent Chairman; director stock ownership; and Board and Committee performance evaluations. In addition to the Corporate Governance Policies, the Board has established other stand-alone governance policies, including a policy on shareholder rights plans, a confidential voting policy and an independent compensation consultant policy. Occidental's governance policies are reviewed and updated periodically, in light of changing regulations, evolving best practices and shareholder feedback. The Corporate Governance Policies and other governance policies are available on our website at www.oxy.com/investors/Governance.

> Occidental's corporate governance practices generally align with the Investor Stewardship Group's Corporate Governance Framework for U.S. Listed Companies.

Corporate Governance Highlights

RELATING TO THE BOARD

- ✔ Independent Chairman of the Board
- ✔ Independent Vice Chairman of the Board
- ✔ Annual elections of the entire Board by a majority of votes cast (for uncontested elections)
- ✔ Mandatory resignation if a majority vote is not received (for uncontested elections)
- ✔ Demonstrated commitment to Board refreshment
- ✔ Tenure policy that seeks to maintain an average tenure of 10 years or less for non-employee directors
- ✔ Board committees composed entirely of independent directors
- ✔ Meaningful director stock ownership guidelines (6x annual cash retainer) with holding requirement
- ✔ Annual evaluations of the Board, each committee and individual directors
- ✔ One meeting dedicated to strategy discussions every year with an expanded management group, in addition to ongoing strategy oversight

RELATING TO SHAREHOLDER RIGHTS

- ✔ Ability of shareholders to call a special meeting at a 15% threshold
- ✔ Ability of shareholders to propose an action by written consent at a 15% threshold
- ✔ Shareholder right to proxy access (3% for 3 years, up to 20% of the Board)
- ✔ Confidential Voting Policy
- ✔ Nominating Policy to consider properly submitted shareholder-recommended director nominees
- ✔ No supermajority voting requirements
- ✔ Active independent director participation in and oversight of the shareholder engagement program

Shareholder Engagement

Occidental is committed to regular and transparent communication and engagement with its shareholders and other stakeholders. Occidental proactively offers engagement meetings with shareholders collectively representing over a majority of shares outstanding and responds to engagement requests as they are received. Feedback from these meetings is shared with directors through senior management reports to the Board and its committees and by virtue of independent director participation in various shareholder engagements throughout the year.

In 2020, we engaged with shareholders representing approximately

6x

our outstanding shares*

* Based on average shares outstanding in 2020. Includes each shareholder engagement, except shareholder with direct board representation where engagement was counted once.

How we engaged with our shareholders

 **We proactively engage with our largest shareholders** throughout the year, including broad-based engagements in the fall/winter to discuss ESG matters and in advance of the annual meeting to discuss agenda items and any other topics of interest.

 **We regularly complete roadshows targeting engagement with specific investors and participate in industry conferences to engage with a broad group of investors.**

 We also engage with investors through **virtual and in-person meetings, phone calls, and emails**.

 **We regularly report our shareholders' views to the Board** and respond to feedback, as described below.

 **Independent directors** participated in many of our engagement meetings.

 **We formed the Sustainability and Shareholder Engagement Committee** to oversee our shareholder engagement program, emphasizing our commitment to ongoing communication with our shareholders and other stakeholders.

Responding to Feedback. Engagements in recent years have resulted in enhancements to Occidental's practices and disclosures regarding environmental matters, including the content of Occidental's climate reports; matters related to corporate governance, including the adoption of proxy access, the March 2020 By-law Amendments and the amendments to the Charter to, among other things, facilitate shareholders' ability to act by written consent and call special meetings; and the executive compensation program, including the design of the long-term incentive program.

Sustainability, Social Responsibility and Human Capital Management

Sustainability and Social Responsibility

Occidental's sustainability and social responsibility programs support the company's business objectives and are intended to positively affect the communities where we operate, our employees and the environment. By investing in programs and initiatives that manage operational impacts and address key stakeholder concerns, Occidental strengthens its community relationships and creates shared value for stakeholders and our business. Occidental categorizes its social responsibility commitments and ongoing initiatives into five pillars:

				
Governance and Transparency	Workforce Development	Health and Safety	Environmental Stewardship, including Climate Change and Energy	Economic and Social Development

Reporting on Performance. Occidental's climate report, CDP Climate Report, CDP Water Report and Annual Performance Summary Table with information regarding its environmental, health, safety and social performance are available for download on Occidental's website.

Board Oversight. At the Board level, the Board oversees climate change, safety and other sustainability matters as an integral part of its oversight of Occidental's strategy and key risks. These matters are inherent to our strategic plan and, accordingly, incorporated into regular Board meetings as well as the Board's annual in-depth strategic review session. In addition, the Board's committee structure is designed to ensure that the Board and its committees have the appropriate oversight of relevant sustainability issues, and the Sustainability and Shareholder Engagement Committee provides close oversight of key sustainability and social responsibility issues. It reviews and monitors climate-related public policy trends and related regulatory matters and oversees Occidental's social responsibility programs, policies and practices. It also oversees Occidental's external reporting on environmental, social and governance and sustainability matters, including climate-related risks and opportunities. The Sustainability and Shareholder Engagement Committee reports to the full Board on its activities and findings.

2020 Sustainability Highlights

- Announced multiple OLCV projects and partnerships, including its partnership with Rusheen Capital Management to form a development company, 1PointFive, to finance and deploy Carbon Engineering's large-scale DAC technology and its award of a contract to provide carbon storage consulting services for Project Tundra, an initiative led by Minnkota Power Cooperative, to build the world's largest carbon capture facility at the Milton R. Young Station.
- Continued to dedicate resources to advancing CCUS projects for anthropogenic (man-made) carbon dioxide.
- Released our third climate report (discussed further below), which provides detailed information regarding Occidental's approach to managing climate-related risks and opportunities in the framework endorsed by the TCFD.
- Developed, along with seven other leading energy companies, and agreed to apply six Energy Transition Principles as a collaborative platform for energy transition.
- Joined OCS Blue, a product stewardship program designed to improve management of plastic resins and keep them out of the environment, including waterways.
- Continued to reduce greenhouse gas emissions from ongoing and new operations and committed to eliminate routine flaring by 2030.

Pathway to Achieve Net-Zero

In Occidental's 2020 Climate Report, we announced that we set a target to reach net-zero emissions associated with our operations (Scope 1 and 2) before 2040, with the ambition to accomplish before 2035, and an ambition to achieve net-zero emissions associated with our total emissions inventory, including the use of our products (Scopes 1, 2 and 3) by 2050. Our pathway to achieve net-zero combines continuous operational upgrades and improvements that lower emissions associated with our oil, gas and chemicals production coupled with industrial-scale carbon management solutions. Ultimately, our goal is leadership in total carbon impact beyond our own corporate inventory of Scope 1, 2 and 3 emissions.*



Expected CO_2 capture, removal and storage achieved through partnerships, technology and CCUS

Scope 1, 2 and 3 GHG Emissions

01 Milestone 2020 - 2040	02 Milestone 2040 - 2050	03 Milestone Post 2050
ACTIVATION (2020-2025) EXPANSION (2025-2030) BROAD DEPLOYMENT (2030-2040)	GLOBAL MARKET DEVELOPMENT	TOTAL CARBON IMPACT BEYOND OUR OWN CORPORATE INVENTORY OF SCOPE 1, 2 AND 3 EMISSIONS POST 2050

*   Scope 1: Direct reported emissions from our operations. Scope 2: Indirect reported emissions from our consumption of power, heat and steam. Scope 3: All indirect reported emissions (not included in Scope 2) that occur in the value chain of the reporting company, including upstream and downstream emissions.

For more information about our company's Pathway to Net-Zero and other sustainability initiatives, visit www.oxy.com/Sustainability.

Human Capital Management

Advisory Council. In March 2021, Occidental launched the company's Diversity & Inclusion Advisory Council to centralize and oversee Occidental's diversity and inclusion efforts and to ensure they are properly aligned with the company's mission, vision and strategic objectives. This Advisory Council will help institutionalize policies and practices that support equity for all our employees.

Board Oversight. As part of our commitment to diversity, inclusion and belonging, we conducted a robust survey across our organization in 2020. The results were reviewed with our Board and became a basis for our combined company's core values.

Board Evaluation Process

Led by the Governance Committee, the Board conducts a robust annual evaluation of its performance and the performance of each of the Board's committees and the individual directors. The Governance Committee believes that board evaluations are a critical tool in assessing the composition and effectiveness of the Board, its committees and its directors and presents an opportunity to identify areas of strength and areas capable of improvement. The annual Board evaluation includes an assessment of, among other things, whether the Board and its committees have the necessary diversity of skills, backgrounds and experiences to meet Occidental's needs. The Governance Committee annually considers the format of its evaluation processes, which, in recent years, have intentionally included different formats, such as questionnaires, individual director interviews and the use of a third-party facilitator. The 2020 Board evaluation process is summarized below.

DETERMINE THE PROCESS

In 2020, the Governance Committee recommended, and the Board approved, Board evaluations through the use of: (i) written questionnaires, (ii) a skills matrix and (iii) individual director interviews. This process was intended to encourage feedback from directors to promote productive discussions.

CONDUCT EVALUATIONS

The Board and committee questionnaires solicited feedback related to committee and board effectiveness and performance; agenda topics and materials; skills; leadership; and, at the Board level, matters related to strategy. The questionnaires also included open-ended questions that prompted each director to reflect and comment on his or her own individual performance and contributions to the Board. The Chair of the Governance Committee interviewed each director to discuss his or her questionnaire responses and to solicit additional feedback.

TAKE RESPONSIVE ACTION

As part of its analysis of the evaluation results, the Board and management determined appropriate responsive actions to be implemented over the next year that are intended to address areas that were identified as capable of improvement.

ANALYZE THE RESULTS

In late 2020, the aggregated results of each questionnaire and feedback from the director interviews was reviewed and discussed at a meeting of the Governance Committee. Each committee reviewed its individual results, and the Chair of the Governance Committee led the Board in a discussion of the overall findings at a meeting of the full Board.

Director Selection and Recruitment

Pursuant to the Board's Nominating Policy, the Governance Committee considers director candidates recommended by shareholders as discussed further on page 79. In recent years, the Board has identified director candidates through the use of independent search firms, third-party recommendations and the recommendations of directors and executive officers. For a discussion of the factors that the Governance Committee considers in recommending candidates for election to the Board, see *"Proposal 1: Election of Directors – Director Nominations"* on page 16.

Proxy Access for Shareholder-Nominated Director Candidates

Occidental's By-laws permit a group of up to 20 shareholders, collectively owning 3% or more of Occidental's outstanding common stock continuously for at least three years, to nominate and include in Occidental's proxy materials director nominees constituting up to 20% of the Board, but not less than two directors, provided that the shareholder(s) and the nominee(s) meet the requirements of Occidental's By-laws. For more information on proxy access and other procedures to recommend candidates to the Board, see *"Director Nominations for the 2022 Annual Meeting"* beginning on page 79.

Board of Directors and its Committees

Occidental is governed by its Board, which is led by an independent Chairman, and its six committees, composed entirely of independent directors. The structure of the Board and the responsibilities of its committees are described in more detail below.

Independent Board Leadership Structure

Occidental's By-laws provide for the Board to annually elect one of its independent directors to be Chairman of the Board. Mr. Chazen has served as Chairman of the Board since March 2020. The Chairman of the Board presides at Board meetings and meetings of shareholders and his/her responsibilities include, among other things:

- Call meetings of the independent directors and chair executive sessions of the Board at which no members of management are present;
- Approve the agendas for Board and committee meetings;
- Propose a schedule of Board meetings and the information to be provided by management for Board consideration;
- Recommend the retention of consultants who report directly to the Board;
- Assist in assuring compliance with the Corporate Governance Policies and to recommend revisions to the policies;

- Evaluate, along with the members of the Compensation Committee and the other independent directors, the performance of the Chief Executive Officer;
- Consult with other Board members as to recommendations on the membership and chairpersons of the Board committees and discuss recommendations with the Governance Committee;
- Communicate to the CEO the views of the independent directors and the Board committees with respect to objectives set for management by the Board; and
- Serve as a liaison between the Board and Occidental's shareholders.

Occidental's By-laws provide that the Board may also elect a Vice Chairman from among the independent directors to perform the duties of the Chairman of the Board in the absence or disability of the Chairman. Mr. Moore has served as Vice Chairman of the Board since May 2019.

Board Committees

The committees of the Board are composed entirely of independent directors. The primary responsibilities of the committees are described below. From time to time, the Board of Directors delegates additional duties to the committees.

AUDIT COMMITTEE

MEMBERS

Avedick B. Poladian (Chair)
Andrew Gould
Carlos M. Gutierrez
Gary Hu
Robert M. Shearer

MEETINGS IN 2020: 5

The Audit Committee members are independent and the Board has determined that each Audit Committee member is an "audit committee financial expert" within the meaning of the SEC's regulations.

The Audit Committee Report with respect to Occidental's financial statements is on page 72.

PRIMARY RESPONSIBILITIES:

- Engage and evaluate the independent auditor
- Discuss the scope and results of the audit with the independent auditor and matters required to be discussed by the Public Company Accounting Oversight Board (PCAOB)
- Oversee financial reporting and accounting principles and controls and the internal audit function
- Review internal audit reports and responsive actions by management
- Review matters relating to financial risk
- Evaluate the independent auditor's qualifications, performance and independence
- Oversee matters relating to Occidental's Code of Business Conduct
- Assist the Board in monitoring the integrity of Occidental's financial statements and Occidental's compliance with legal and regulatory requirements with respect to financial matters

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

MEMBERS

Carlos M. Gutierrez (Chair)
Andrew N. Langham
Jack B. Moore
Avedick B. Poladian

MEETINGS IN 2020: 6

It is the policy of the Governance Committee to consider nominees to the Board recommended by Occidental's shareholders. See page 79 for information regarding how to recommend nominees to the Board.

PRIMARY RESPONSIBILITIES:

- Recommend candidates for election to the Board
- Review and interpret Occidental's Corporate Governance Policies and consider other governance issues
- Review and approve related party transactions
- Oversee the evaluation of the Board, its committees and the individual directors
- Evaluate and make recommendations to the Board regarding the compensation and benefits of non-employee directors

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

MEMBERS

Andrew Gould (Chair)
William R. Klesse
Margarita Paláu-Hernández
Robert M. Shearer

MEETINGS IN 2020: 4

PRIMARY RESPONSIBILITIES:

- Review and discuss with management the status of environmental, health and safety issues, including compliance with applicable laws and regulations
- Review and discuss the results of internal compliance reviews and remediation projects
- Review and discuss with management Occidental's environmental, health and safety performance and related initiatives

EXECUTIVE COMPENSATION COMMITTEE

MEMBERS

Jack B. Moore (Chair)
William R. Klesse
Margarita Paláu-Hernández
Avedick B. Poladian

MEETINGS IN 2020: 7

The Compensation Committee's report on executive compensation is on page 50.

PRIMARY RESPONSIBILITIES:

- Review the performance of the CEO and determine CEO compensation based on this evaluation
- Review and approve the compensation of all other executive officers
- Review Occidental's talent development processes and programs
- Oversee the assessment of risks related to Occidental's compensation policies and programs
- Administer Occidental's equity-based incentive compensation plans and periodically review the performance of the plans

SUSTAINABILITY AND SHAREHOLDER ENGAGEMENT COMMITTEE

MEMBERS

Robert M. Shearer (Chair)
Andrew Gould
Carlos M. Gutierrez

MEETINGS IN 2020: 3

PRIMARY RESPONSIBILITIES:

- Review and oversee Occidental's social responsibility programs and external reporting on environmental, social and governance and sustainability matters, including climate-related risks and opportunities
- Oversee Occidental's shareholder engagement program
- Review and monitor climate-related public policy trends and related regulatory matters
- Review shareholder proposals related to matters overseen by the committee
- Oversee Occidental's Political Contributions Policy and review Occidental's political activities and expenditures
- Review and oversee the Charitable Contributions and Matching Gift Program

ADVISORY COMMITTEE

MEMBERS

Stephen I. Chazen (Chair)
Andrew Gould
Gary Hu
Andrew N. Langham
Jack B. Moore

MEETINGS IN 2020: 7

PRIMARY RESPONSIBILITIES:

- Meet with Occidental's management more frequently than the full Board and therefore provide more regular Board oversight and input to Occidental's management with respect to Occidental's business and operations
- Provide regular updates to the Board regarding the committee's activities

The Integration Committee held one meeting in 2020 but was then dissolved due to the full Board's oversight of the effectiveness of management's integration of the business, operations and organizational culture of Anadarko; management's implementation of Board-approved asset sales, capital reduction plans and other de-leveraging strategies related to the integration; and management's achievement of targeted synergies.

Other Governance Matters

Director Education

Directors are provided with continuing education, including business-specific learning opportunities through site visits and briefing sessions led by internal experts or third parties on topics that are relevant to Occidental. Directors are also encouraged to attend additional continuing education programs designed to enhance the performance and competencies of individual directors and the Board.

Director Attendance

The Board of Directors held twelve meetings in 2020, one of which was principally devoted to a strategic review session. Each of the directors attended more than 96% of the aggregate number of meetings of the Board and of the Board committees on which he or she served and which were held during the period that each director served. All of the directors then serving on the Board attended the 2020 Annual Meeting of Shareholders. Attendance at the Annual Meeting of Shareholders is expected of directors as if it were a regular meeting of the Board.

Executive Sessions of the Independent Directors

The independent directors regularly meet in executive sessions at which no members of management are present. The independent directors held five executive sessions in 2020. The Board's then-Independent Chairman chaired the executive sessions.

Director Commitments

Under Occidental's corporate governance policies, directors must limit service on other public company boards to a reasonable number that would not conflict with his or her responsibilities as a director of Occidental. In recent years, some investors and proxy advisors have instituted "bright-line" proxy voting policies on the number of outside public company boards upon which a director may serve. The Board recognizes investors' concerns that highly sought-after directors could lack the time and attention to adequately perform their duties and responsibilities, and the Governance Committee rigorously evaluates each director's performance and commitment to ensure their continued effectiveness on Occidental's Board.

The Board recognizes that Stephen I. Chazen, the chief executive officer and chairman of Magnolia Oil & Gas Corporation, also sits on the board of directors of The Williams Companies, Inc. (Williams) since re-joining our Board in 2020. With this in mind, the Governance Committee and full Board considered the facts-and-circumstances of Mr. Chazen's role, including the significant time and resources Mr. Chazen regularly dedicates to Occidental, his experience as a former CEO of Occidental, his broader industry knowledge and the nature of his outside commitments, and concluded that Mr. Chazen's outside service does not conflict with his responsibilities at Occidental. In addition, as announced by Williams, if Mr. Chazen is re-elected as a director at its upcoming 2021 annual meeting, this will be Mr. Chazen's final term on that board and would subsequently reduce Mr. Chazen's other public board commitments. Moreover, the Board believes that Mr. Chazen's roles with other companies in the energy industry provides Mr. Chazen with a breadth of experience and knowledge that in turn provides value to our shareholders. For these reasons, the Board firmly believes that Mr. Chazen will continue to provide Occidental with the necessary time and attention as well as valuable insight, and it has nominated Mr. Chazen to continue his service on the Board.

Risk Oversight

The Board is responsible for overseeing Occidental's policies and procedures with respect to risk management, and it has empowered its committees with oversight of specific, material risks tailored to each committee's area of focus. Each of the Board's committees is integral to the control and compliance aspects of risk oversight by the Board. Each committee meets regularly with management to review, as appropriate, compliance with existing policies and procedures and to discuss changes or improvements that may be required or desirable. The frequency of committee meetings is intended to allow each committee adequate time for in-depth review and discussion of matters associated with its areas of responsibility. Each committee regularly reports to the Board regarding the committee's discussion of issues and findings, as well as to make recommendations of appropriate changes or improvements.

BOARD OVERSIGHT DURING UNPRECEDENTED YEAR

- Oversaw synergy targets and integration of people, processes and systems following the Anadarko acquisition
- Received regular updates regarding COVID-19-related procedures in company workplaces, COVID-19 communications and case rates among the company's employee population
- Evaluated results of a robust survey across our organization conducted in support of our culture of diversity, inclusion and belonging, which were used in developing our combined company's core values
- Reviewed our sustainability initiatives and related reporting, including our 2020 Climate Report
- Engaged with shareholders to collect their feedback and perspectives on appropriately navigating the pandemic, commodity price turmoil, and other events of 2020

Related Party Transactions

Pursuant to Occidental's Conflict of Interest Policy and Code of Business Conduct, each director and executive officer has an obligation to avoid any activity, agreement, business investment or interest, or other situation that could be construed either as divergent from or in competition with Occidental's interest or as an interference with such person's primary duty to serve Occidental, unless prior written approval has been granted by the Audit Committee. All potential conflicts of interest must be reported to a designated compliance officer. A summary of the Conflict of Interest Policy is included in Occidental's Code of Business Conduct which can be found at www.oxy.com/Investors/Governance.

Pursuant to Occidental's written policy on related party transactions, the Governance Committee reviews relationships and transactions in which Occidental and its directors, executive officers, or their immediate family members participate if the amount involved exceeds $120,000. To help identify related party transactions, each director and executive officer must complete an annual questionnaire that requires disclosure of any transaction between Occidental and the director or executive officer or any of his or her affiliates or immediate family members. Additionally, the accounting department reviews Occidental's financial records for payments made to, or received from, related parties and the entities with which the related parties are affiliated, and reports any identified transactions to the legal department. The Governance Committee reviews and approves, ratifies or rejects identified related party transactions. In approving, ratifying or rejecting a related party transaction, the Governance Committee considers such information as it deems appropriate to determine whether the transaction is on reasonable and competitive terms and is fair to Occidental and its shareholders.

Pursuant to the policy, the Governance Committee identified one transaction that qualified as a related party transaction. Brent Vangolen, the son of Mr. Glenn Vangolen, who was an executive officer of the company during 2020, is employed by Occidental as a senior project engineer. His total compensation for 2020 (consisting of his annual base salary, annual bonus and stock-based compensation) was approximately $331,000. He also participated in the general welfare and benefit plans of Occidental. Mr. Vangolen did not participate in the hiring of his son and does not participate in performance evaluations or compensation decisions regarding his son. Mr. Brent Vangolen's compensation and benefits are comparable with similarly situated employees of Occidental.

Communications with Directors

Shareholders and other interested parties may communicate with any director by sending a letter to the director's attention in care of Occidental's Corporate Secretary, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. The Corporate Secretary opens, logs and forwards all such correspondence (other than advertisements or other solicitations) to directors unless a director has requested that the Corporate Secretary forward correspondence unopened.

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

> ✓ The Board recommends that you vote "FOR" the advisory vote to approve named executive officer compensation.

Occidental is submitting this proposal to its shareholders for an advisory vote to approve the compensation of its named executive officers as disclosed in this proxy statement pursuant to Section 14A of the Exchange Act. At our 2017 Annual Meeting, the shareholders approved, on an advisory basis, a frequency of every year for casting advisory votes to approve named executive officer compensation. The next Say-on-Pay vote is expected to occur at our 2022 Annual Meeting of Shareholders.

The executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders. The executive compensation program is described in the Compensation Discussion and Analysis (CD&A) section beginning on page 34 of this proxy statement.

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, whether in an up- or down-cycle commodity price environment, and is competitive with industry practices. The executive compensation program is intended to:

- Align with shareholder interests;
- Preserve performance accountability in both strong and weak commodity price environments;
- Build long-term share ownership;
- Provide a consistent retention incentive;
- Be straightforward and transparent for the benefit of executives and shareholders; and
- Match or exceed prevailing governance standards for performance-based compensation.

The Board recommends that shareholders support the following resolution for the reasons described in the CD&A:

RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Occidental's named executive officers for 2020, as set forth in the CD&A section, Summary Compensation Table and all other table and narrative disclosures regarding named executive officer compensation set forth in this proxy statement.

A majority of the shares of common stock present in person or by proxy at the 2021 Annual Meeting and entitled to vote on this proposal must vote "FOR" the proposal to approve it. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions have the same effect as votes cast "AGAINST" the proposal. Broker non-votes have no effect on the vote. As in past years, your vote will not directly affect or otherwise limit or enhance any existing compensation or award arrangement of any of our named executive officers, but the outcome of the Say-on-Pay vote will be taken into account by the Compensation Committee in making future compensation decisions.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (CD&A) describes the material elements, objectives and principles of Occidental's 2020 executive compensation program for its named executive officers, recent compensation decisions and the factors the Compensation Committee considered in making those decisions. The following officers were named executive officers for 2020:

Name	Position
Vicki Hollub	President and Chief Executive Officer
Robert L. Peterson	Senior Vice President and Chief Financial Officer
Marcia E. Backus	Senior Vice President, General Counsel and Chief Compliance Officer
Kenneth Dillon	Senior Vice President
Christopher O. Champion	Vice President, Chief Accounting Officer and Controller

In addition, the following former officers were named executive officers for 2020: Edward A. Lowe, Former Executive Vice President and Group Chairman, Middle East; Cedric W. Burgher, Former Senior Vice President and Chief Financial Officer; and Oscar K. Brown, Former Senior Vice President, Strategy, Business Development and Supply Chain.

Table of Contents

Executive Summary

In 2020, we experienced many challenges due to the COVID-19 pandemic, the collapse in oil and gas prices and ensuing market volatility, which prompted us to act quickly to reduce costs and adjust operations to adapt to a lower commodity price environment. Throughout the year, we focused on maintaining the integrity of our production and asset base while lowering overhead and operating costs. Our achievements in a period of extreme volatility have positioned us to build on our track record of operational excellence and efficiency gains as we stabilize production in 2021.

Managing through the Pandemic and Market Turmoil

Throughout 2020, the Board and Compensation Committee closely monitored the implications of market conditions on Occidental's compensation program. The CEO's and named executive officers' leadership was integral to navigating Occidental through the challenges of 2020. At the same time, the Board and Compensation Committee remained focused on ensuring that executive pay remained aligned with the experience of Occidental's shareholders as well as Occidental's shift in priorities.

As part of the cost-cutting measures implemented in 2020, the Board approved salary reductions ranging from 51% for certain executive officers to 81% for the CEO, effective as of April 1, 2020. To align executives' experiences with that of shareholders, the majority of these reductions were not fully restored until January 2021, and our CEO base salary was only partially restored to approximately 75% of her pre-pandemic level. The Compensation Committee also made the decision not to adjust long-term incentive awards granted in February 2020, a meaningful portion of which are subject to performance conditions established prior to the pandemic.

Given the shift in Occidental's short-term priorities in 2020, the annual cash incentive metrics and targets that the Compensation Committee approved in February 2020 became outdated. Accordingly, the Compensation Committee decided to adjust the full-year metrics set in February 2020 to second-half metrics, linking the award opportunity to goals that reflected the dynamic actions Occidental took to operate in the prevailing macroeconomic environment, and then, consistent with the company's cost reduction efforts, applied a cap to the executive 2020 payout opportunity at 50% of target despite out-performance on key corporate objectives and exceptional individual performance.

Looking forward to 2021, the Compensation Committee remains mindful of the challenging market conditions and pressures facing Occidental and its share performance. In light of these considerations, for 2021, the Compensation Committee has reduced CEO target direct compensation by 29% from pre-COVID levels.

CEO 2020 earned base salary reduced ≈ 54%	2020 short-term incentive awards capped at 50% of target	No adjustments to 2020 long-term incentive awards

Responsiveness to Ongoing Shareholder Engagement

Throughout 2020 and into 2021, we continued our extensive shareholder outreach program and specifically solicited feedback on our executive compensation program. Based on the conversations with our shareholders, many of which included independent directors, the Compensation Committee attributed much of the decline in the 2020 Say-on-Pay vote, where we received support from approximately 76% of the total votes cast, to shareholders who were not in favor of the Anadarko acquisition and not due to the features of the executive compensation program.

This and other shareholder feedback on the design of Occidental's compensation program impacted the changes approved by the Compensation Committee for 2021 to enhance alignment of executive officer pay with shareholder interests and evolving industry conditions.

What We Heard	How We Responded
Increase the weight on sustainability in the annual cash incentive (ACI) award to align with the company's net-zero strategy	• Increased sustainability to 30% of ACI for 2021 • Included targets for carbon ventures and reduction projects, and net emission reduction efforts
Compensation program decisions will be more closely scrutinized in light of the COVID-19 pandemic and resulting shareholder experience	• Ms. Hollub's pre-COVID salary was not fully restored for 2021 • CEO target compensation for 2021 was reduced 29% from pre-COVID levels

Climate goals comprise 30% of annual incentive compensation for 2021	CEO salary only partially restored for 2021	CEO target total compensation reduced 29% for 2021

Commitment to Pay-for-Performance

Despite the immense changes that occurred during 2020 and into 2021, Occidental remains committed to the pay-for-performance philosophy that underpins its compensation program. A substantial portion of named executive officer compensation is performance-based. As a result, as shown in the realizable pay graphics included herein, the realizable values of the CEO's compensation awards have been significantly impacted by Occidental's performance, and ultimate pay opportunities are strongly aligned with the experience of our shareholders. For 2021, the Compensation Committee determined to maintain the level of at-risk pay for Ms. Hollub at 90% and other named executive officers at an average of 83% and retained the award vehicles and allocation proportions, which track our stock price and business performance. The Compensation Committee will continue to carefully oversee the effectiveness of Occidental's executive compensation structure to ensure CEO and executive compensation are aligned with company performance and shareholder experience.

Supplemental Summary Compensation Table

The following table intends to illustrate the pay-for-performance nature of the executive compensation program by presenting the realizable pay of the 2020 compensation program for the named executive officers who are officers of the company as of March 1, 2021. The Summary Compensation Table (SCT) on page 51 was prepared in accordance with SEC rules and shows, in the "Stock Awards" column, the grant date fair value of stock awards granted in 2020. In the table below, the stock awards are valued based on Occidental's closing stock price on March 1, 2021 and Occidental's TSR performance, which is tracking at a 0% payout of the 2020 TSR award.

	Salary	Realizable Bonus[1]	Realizable Stock Awards[2]	Realizable Option Awards[3]	Realizable Non-Equity Incentive Plan Compensation[1][4]	Change in Pension Value	All Other Compensation	Realizable Total Compensation	SCT Total Compensation	Percentage Difference
Vicki Hollub President and Chief Executive Officer	$616,966	$ —	$3,942,585	$—	$1,012,500	$ —	$260,914	$5,832,965	$14,165,451	↓ 59%
Robert L. Peterson Senior Vice President and Chief Financial Officer	$511,644	$ —	$ 759,040	$—	$ 300,000	$ —	$246,764	$1,817,448	$ 3,912,704	↓ 54%
Marcia Backus Senior Vice President, General Counsel and Chief Compliance Officer	$571,562	$ —	$1,025,070	$—	$ 400,000	$ —	$285,678	$2,282,310	$ 4,697,059	↓ 51%
Kenneth Dillon Senior Vice President	$461,438	$ —	$ 533,144	$—	$ 400,000	$ —	$261,594	$1,656,176	$ 4,073,098	↓ 59%
Christopher O. Champion Vice President, Chief Accounting Officer and Controller	$421,548	$633,332	$ 316,264	$—	$ 412,000	$144,740	$ 98,395	$2,026,279	$ 3,460,066	↓ 41%

[1] For 2020, the amounts shown for Mr. Champion represent a retention payment (see the "Realizable Bonus" column) and a fixed bonus (see the "Realizable Non-Equity Incentive Plan Compensation" column) pursuant to that certain Retention Agreement effective as of August 8, 2019 between Occidental and Mr. Champion.

[2] Amounts shown reflect the value of the 2018 and 2019 CROCE modifications, the time-vesting RSU award and the payment or accrual of dividends pursuant to these awards, as applicable, as of March 1, 2021. The 2020 CROCE and TSR awards are not projected to pay out.

[3] The closing price of Occidental's common stock on the NYSE on March 1, 2021 ($27.64) was not in excess of the strike price of the 2020 NQSO/SAR awards ($40.03).

[4] Amounts shown (other than for Mr. Champion) represent the annual cash incentive award as capped by the Compensation Committee.

Objectives of the Executive Compensation Program

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, whether in an up- or down-cycle commodity price environment, and is competitive with industry practices. The executive compensation program is intended to:

- Align with shareholder interests;
- Preserve performance accountability in both strong and weak commodity price environments;
- Build long-term share ownership;
- Provide a consistent retention incentive;
- Be straightforward and transparent for the benefit of executives and shareholders; and
- Match or exceed prevailing governance standards for performance-based compensation.

Governance Features of the Executive Compensation Program

The 2020 executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders.

What We Do

- **Pay for Performance.** A substantial majority of NEO compensation is performance-based. The Compensation Committee reviews the metrics underlying the long-term incentive program and annual cash incentive awards annually to evaluate their continued alignment with Occidental's business priorities.
- **Act on Shareholder Feedback.** Shareholder feedback influences the executive compensation program and contributed to the Compensation Committee's decisions to not make any adjustments to long-term incentive awards granted in February 2020 despite their significantly depressed value, to reduce and cap executive officer base salaries in 2020 and to cap 2020 short-term incentive awards at 50% of target. Shareholder feedback also prompted changes for 2021.
- **Clawback in the Event of Misconduct.** The Compensation Committee has the authority to claw back annual cash incentive awards and long-term incentive awards for violations of Occidental's Code of Business Conduct and related policies.
- **Emphasize Stock Ownership.** CROCE and TSR awards are payable in shares of common stock and the net shares received upon each RSU award vesting are subject to a two-year holding period. In addition, the named executive officers (as well as other officers) are subject to meaningful stock ownership guidelines, ranging from two to six times the officer's annual base salary, and a holding requirement.
- **Monitor Compensation Program for Risk.** The executive compensation program includes multiple features that are intended to appropriately control motivations for excessive risk-taking. The Compensation Committee conducts an annual assessment of our executive compensation program to identify and minimize, as appropriate, any compensation arrangements that may encourage excessive risk-taking.
- **Use Double-Trigger Equity Vesting for Equity Awards.** Pursuant to the 2015 LTIP, equity awards vest in the event of a change in control only if there is also a qualifying termination of employment.
- **Use Relative and Absolute Performance Measures for Equity Awards.** Performance equity is earned based on both relative shareholder returns and absolute financial returns, with TSR awards capped if Occidental's absolute TSR is negative.

What We Don't Do

- **No Dividend Equivalents on Unvested Performance Awards.** Under the 2015 LTIP, dividends and dividend equivalent rights are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and becomes earned (except in the case of certain retention awards).
- **No Hedging or Derivative Transactions.** Occidental's directors, executive officers and all other employees are not permitted to engage in transactions designed to hedge or offset the market value of Occidental's equity securities.
- **No Golden Parachute Payments.** Our golden parachute policy provides that, subject to certain exceptions, Occidental will not grant golden parachute benefits (as defined in the policy) to any senior executive which exceed 2.99 times his or her salary plus annual cash incentive award without shareholder approval.
- **No Repricing of Stock Options.** Other than in connection with a corporate transaction involving Occidental, the 2015 LTIP does not permit the repricing of stock options or stock appreciation rights without shareholder approval.

Overview of the 2020 Executive Compensation Program

	Element	Purpose	Form of Payout	How Target Values are Determined	2020 Determinations
FIXED	Base Salary	Provide a competitive level of fixed compensation.	Cash	The Compensation Committee reviews base salaries annually and as circumstances warrant. The Compensation Committee reviews compensation surveys, publicly available peer company data, internal pay equity, individual responsibilities and performance assessments with the intent to attract and retain highly talented executives.	In March 2020, in light of the COVID-19 pandemic and other market conditions, the Compensation Committee retracted base salary increases approved in February 2020 and capped base salaries of executive officers at $250,000. Effective in the third quarter, the Compensation Committee approved the partial restoration of the base salaries of certain executive officers to a cap of $500,000 and the full restoration of Ms. Backus' base salary. Except as previously noted, the Compensation Committee did not fully restore executive officer salaries in 2020. Salary decisions are described in more detail under "*Individual Compensation Considerations*" beginning on page 46.
VARIABLE	Annual Cash Incentive	Motivate executives to achieve superior performance over a one-year period.	Cash	The Compensation Committee annually reviews the objectives, metrics and targets underlying the annual cash incentive award, and their relative weightings, with an aim to incentivize the named executive officers to excel in areas that are aligned with Occidental's business objectives.	Similar to prior years, the 2020 annual cash incentive award evaluated management's performance against metrics related to Occidental's strategic, operational, financial, safety/environmental and sustainability performance, and included a qualitative assessment of each officer's individual contributions. Early in 2020, Occidental's business priorities shifted in response to the macroeconomic environment, and the bonus metrics approved in February 2020 by the Compensation Committee no longer reflected the company's current goals. To better align performance with shareholder interests, the Compensation Committee adjusted full-year goals to second-half goals and, consistent with cost reduction measures and the shortened period, limited the payout opportunity to 50% of target (except for the payout of Mr. Champion's fixed bonus payment). The annual cash incentive is described in more detail under "*Elements of the 2020 Executive Compensation Program – Annual Cash Incentive*" beginning on page 41. The amount ultimately earned under the annual cash incentive award for each named executive officer is discussed under "*Individual Compensation Considerations*" beginning on page 46.
	LONG-TERM INCENTIVES[1] PSU Awards	Incentivize executives to sustain long-term performance.	Stock	The Compensation Committee annually reviews and determines a target long-term incentive award package for each of the named executive officers based on a review of compensation surveys, publicly available peer company data, the executive's prior-year award value (as applicable), retention considerations, the balance of short- and long-term pay and internal pay equity. The majority of the long-term incentive award package for each named executive officer is performance-based. The Compensation Committee annually considers the performance criteria to underlie the PSU awards in light of Occidental's ongoing business objectives.	In 2020, the Compensation Committee continued utilizing TSR and CROCE as the performance criteria for the PSU awards. The TSR award is an objective, external measure of Occidental's effectiveness in translating its results into shareholder returns. The CROCE award incentivizes a high level of executive focus on capital efficiency and prudent capital allocation. The RSU award, which is subject to a two-year post-vesting holding period, aligns with Occidental's absolute stock price performance and provides retention value. Subsequent to the Anadarko acquisition, the Compensation Committee determined to add an additional form of award, non-qualified stock options (NQSOs)/stock appreciation rights (SARs), that would be able to generate high-level alignment with shareholders and reinforce the importance of price appreciation. Long-term incentive awards are weighted: 25% TSR; 25% CROCE; 25% RSU and 25% NQSOs/SARs. The long-term incentive award program is described in more detail under "*Elements of the 2020 Executive Compensation Program – Long-Term Incentive Award Program*" beginning on page 43. The target value of the long-term incentive award package of each named executive officer is described under "*Individual Compensation Considerations*" beginning on page 46.
	RSU Awards	Provide a retention incentive that promotes sustained stock ownership and alignment with stock price performance.	Stock		
	NQSOs/SARs	Reinforce the importance of price appreciation.	Stock/Cash		

[1] Mr. Peterson did not receive CROCE or NQSO/SAR awards as he was not an executive officer when long-term incentive awards were granted in February 2020.

Compensation Program Emphasizes Performance

A substantial majority of NEO compensation is dependent on performance.

90% of Ms. Hollub's (and an average of 83% of the other named executive officers') 2020 target direct compensation opportunity is variable, or at risk. The ultimate value of at risk compensation is dependent on company performance outcomes, the result of the Compensation Committee's assessment of each individual's performance and Occidental's stock price performance.

CEO TARGET DIRECT COMPENSATION MIX[1] — 90% VARIABLE/AT RISK



- 10% Base Salary
- 15% Annual Cash Incentive
- 18.75% Restricted Stock Unit (RSU) Award
- 18.75% NQSO/SAR Awards
- 18.75% Total Shareholder Return (TSR) Award
- 18.75% Cash Return on Capital Employed (CROCE) Award
- 25% Cash
- 75% Stock Awards

[1] Target direct compensation is composed of base salary, target annual cash incentive award opportunity, and the grant date fair value of long-term incentive awards.

Executive Compensation Program Considerations

In evaluating the appropriateness of the executive compensation program, the Compensation Committee considers the results of Occidental's recent advisory votes to approve executive compensation (the Say-on-Pay vote) and other relevant factors, including:

- Occidental's strategic priorities;
- Shareholder feedback received through Occidental's shareholder engagement program;
- Occidental's recent financial and operational performance relative to company goals and peer company performance;
- Input from Ms. Hollub with respect to the performance of the other named executive officers;
- Peer company and market pay practices; and
- Emerging compensation trends and best practices.

Say-on-Pay Vote. At the 2020 Annual Meeting, Occidental's Say-on-Pay vote received support from approximately 76% of the total votes cast. This result represented a decline in support as compared to 2019. Based on conversations with our shareholders, the Compensation Committee attributed much of the decline to shareholders who were not in favor of the Anadarko acquisition and not due to the features of the executive compensation program.

Participants in the Executive Compensation Decision-Making Process

Role of the Independent Compensation Committee. The Compensation Committee, composed of independent members of the Board, is responsible for annually reviewing and approving all aspects of the Chief Executive Officer's compensation, as well as annually reviewing and approving the compensation of all other named executive officers. In performing these duties, the Compensation Committee obtains input, advice and information from senior management, members of Occidental's Human Resources team and an independent compensation consultant, as further described below, throughout the year. The Compensation Committee also considers the views expressed by Occidental's investors and shareholder advisory groups in making executive compensation decisions. The Compensation Committee uses publicly available data regarding the executive compensation practices of its compensation peer group (as defined below) as an additional tool but does not benchmark executive compensation to a specific percentile within the peer group.

Role of Senior Management. Ms. Hollub, as Chief Executive Officer, makes recommendations regarding the compensation package for each of the other named executive officers to the Compensation Committee. For 2020, Ms. Hollub set Mr. Peterson's base salary, annual cash incentive opportunity and target long-term incentive award values given Mr. Peterson was not an executive officer at the time that such compensation decisions were made. Ms. Hollub and the senior executives responsible for Human Resources are present for a portion of each of the Compensation Committee meetings, but no senior executive is present when decisions regarding his or her compensation is discussed and determined. Only the Compensation Committee sets Ms. Hollub's compensation package. Senior members of the Human Resources team and other members of senior management interact with the compensation consultant as necessary and prepare materials for each Compensation Committee meeting to assist the Compensation Committee in its consideration and administration of executive compensation programs, plans and policies.

Role of the Independent Compensation Consultant. In 2020, the Compensation Committee engaged Meridian Compensation Partners, LLC (Meridian) as its compensation consultant to provide advice on various executive compensation matters. Meridian has served as the Compensation Committee's compensation consultant since 2016. The Compensation Committee reviewed the independence of Meridian under SEC rules, the NYSE Listed Company Manual standards and Occidental's Independent Compensation Consultant Policy and found Meridian to be independent and without conflicts of interest. Occidental also participates in compensation surveys conducted by compensation consultants, including the Compensation Committee's independent compensation consultant, in order to better understand general external compensation practices, including with respect to executive compensation.

Role of Shareholders. Occidental maintains an ongoing dialogue with its shareholders. Members of Occidental's senior management team and, on a case-by-case basis, one or more of Occidental's independent directors, engage with shareholders through virtual and in-person meetings and phone calls. Input from these meetings regarding Occidental's executive compensation policies and practices is taken into account by the Compensation Committee in making future compensation decisions. In 2020, for example, shareholder feedback played a critical role in the Compensation Committee's decision to (i) not adjust long-term incentive awards granted in February 2020 despite their significantly depressed value given the current macroeconomic climate, (ii) retract planned base salary increases approved in February 2020 and (iii) significantly reduce executive officer base salaries for 2020 consistent with other cost-cutting measures taken by the company. In 2021, based on shareholder feedback, the Committee increased the sustainability portion of the annual cash incentive award to 30%, promoting CCUS projects and establishing a link between potential bonus payout and the advancement of our GHG net emission reduction efforts, among other things.

Role of Peer Company Information. In order to evaluate how Occidental's executive compensation program compares within the oil and gas industry, particularly with respect to award types, compensation mix, performance metrics and reported levels of compensation, the Compensation Committee reviews the executive compensation practices, programs and policies of a "compensation peer group," as identified below. The Compensation Committee also reviews and considers oil and gas industry compensation surveys and related materials. This information is used only as a reference and not to establish compensation benchmarks, as Occidental does not benchmark executive compensation to a specific percentile within the compensation peer group. The Compensation Committee also maintains a "performance peer group" within the oil and gas industry, and the value of the TSR awards is dependent on Occidental's three-year TSR performance as compared to the three-year TSR performance of the companies within the applicable performance peer group. The Compensation Committee regularly reviews these peer groups to ensure that they have reasonably similar business strategies, represent a mix of integrated and independent oil and gas companies and generally compete against Occidental for investor dollars. In February 2020, this review prompted the Compensation Committee to revise the performance peer group for the 2020 TSR grants.

Company[1]	Stock Ticker	Compensation Peer (2020)	Performance Peer (2018 and 2019 TSR)	Performance Peer (2020 TSR)	Market Capitalization at 12/31/20 ($ in billions)[2]
Apache Corporation	APA	•	•		$ 5.4
BP p.l.c.	BP			•	$ 69.6
Canadian Natural Resources Limited	CNQ		•		$ 28.4
Chevron Corporation	CVX	•	•	•	$ 162.6
ConocoPhillips	COP	•	•	•	$ 42.7
Devon Energy Corporation	DVN	•	•		$ 6.0
EOG Resources, Inc.	EOG	•	•	•	$ 29.1
ExxonMobil Corporation	XOM	•	•	•	$ 174.5
Hess Corporation	HES	•	•		$ 16.2
Marathon Oil Corporation	MRO	•	•		$ 5.3
Royal Dutch Shell plc	RDS.A			•	$ 137.2
Total SE	TOT		•	•	$ 110.2

[1] BP p.l.c., Canadian Natural Resources Limited, Royal Dutch Shell plc and Total SE are not in our compensation peer group because we generally do not compete with them for executive talent, as they are headquartered outside of the United States.

[2] Source: Bloomberg.

Elements of the 2020 Compensation Program

Salary

The Compensation Committee believes that base salary should reward executives on a market-competitive basis for consistent performance of job requirements and the achievement of short-term goals. Salaries are reviewed by the Compensation Committee annually and as circumstances warrant. In determining base salary levels, the Compensation Committee reviews compensation surveys, publicly available peer company data, internal pay equity, individual responsibilities and performance assessments.

Base salary and "other" annual compensation (perquisites and certain other employee benefits) represented, on average, less than 17% of the 2020 compensation packages of the named executive officers, based on compensation as reported in the Summary Compensation Table on page 51. In March 2020, in light of the COVID-19 pandemic and other market conditions, the Compensation Committee retracted base salary increases approved in February 2020 and capped base salaries of executive officers at $250,000. Because Mr. Peterson was not an executive officer at the time, his base salary was reduced by 30%, in line with broad-based employee salary reductions. Effective in the third quarter, the Compensation Committee approved the partial restoration of the base salaries of certain executive officers to a cap of $500,000 and the full restoration of Ms. Backus' base salary. Except as previously noted, executive officer salaries were not fully restored during the remainder of 2020. The base salary reductions approved by the Compensation Committee for Ms. Hollub (shown below) demonstrate the decisive pay actions taken in 2020 in light of prevailing market conditions.

Pre-Reduction Base Salary	3/9/20 Effective Base Salary	4/1/20 Effective Base Salary	8/1/20 Effective Base Salary	Amount Unrestored in 2020
$1,350,000	$1,147,500	$250,000	$500,000	$850,000

For additional information regarding salary decisions for the named executive officers in 2020, see "*Individual Compensation Considerations*" beginning on page 46.

Annual Cash Incentive

The annual cash incentive award is intended to motivate executives to achieve superior company and individual performance over a one-year period. In the first quarter, the Compensation Committee approves individual target award amounts for each executive officer based on a review of compensation surveys, publicly available peer company data, the executive's prior-year award value, retention considerations, the balance of short- and long-term pay and internal pay equity. Potential payouts under the annual cash incentive award range from 0% to 200% of the target award amount, based on actual company and individual performance. The amounts earned by each named executive officer under the annual cash incentive award for 2020, which were paid in the first quarter of 2021, are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 51, as further described below.

Setting the Initial Annual Cash Incentive. The Compensation Committee annually reviews all facets of the annual cash incentive award, with an aim to incentivize the named executive officers to excel in areas that are aligned with Occidental's business objectives. In February 2020, the Compensation Committee approved initial metrics related to the company's strategic, operational, financial, safety/ environmental and sustainability goals. The Compensation Committee set target performance goals that it believed were rigorous based on Occidental's detailed capital program and business plan, projections from the strategic planning team and business unit heads, prior-year results and third-party forecasts relating to future market conditions and other external market factors.

Weighting the Metrics. The Compensation Committee determined that company performance metrics would comprise 80% of Ms. Hollub's target annual cash incentive award, and 60% for the other named executive officers, with the remainder of the annual cash incentive award opportunity linked to an assessment of the performance of the individual executive. The Compensation Committee determined to weight a larger portion of Ms. Hollub's annual cash incentive award opportunity toward key company performance metrics because, as Chief Executive Officer, her leadership directly affects all aspects of the company's performance.

Shifted Focus of the Annual Cash Incentive Given the COVID-19 Pandemic and Other Market Conditions. In March 2020, Occidental acted quickly and decisively in response to the collapse in oil and gas prices to prioritize free cash flow and preserve liquidity. Given these actions and additional cost-cutting measures taken throughout the second quarter of 2020, the metrics related to the company's strategic, operational, financial, safety/environmental and sustainability goals that the Compensation Committee approved in February 2020 became outdated, no longer reflecting the company's shorter-term priorities. As a result, the Compensation Committee determined to adjust the full-year metrics set in February 2020 to second-half metrics, linking the company performance portion of the award opportunity to goals that reflected the dynamic shifts Occidental made to operate in the prevailing macroeconomic environment. For the adjusted performance period, the Compensation Committee established strategic performance objectives of continuing to realize synergies, completing non-core asset sales and reducing capital expenditures while maintaining production. In early 2021, the Compensation Committee conducted a review of management's achievements against these objectives. Details regarding Occidental's performance during the adjusted performance period is summarized in the table that follows.

2020 Annual Cash Incentive Award

PERFORMANCE AGAINST SECOND-HALF PERFORMANCE METRICS (JULY 1 – DECEMBER 31, 2020)

		Weight	Potential Payout Range	Performance Measure	Target Performance	Result as of December 31, 2020	Implied Score Range (0% - 200%)	Weighted Score Range
KEY CORPORATE OBJECTIVES	Strategic	50%	0% - 100%	Annual Synergies	Continue significant progress towards $2 B in annual synergies committed	Above Target[1]	100% - 120%	50% - 60%
				Net Asset Sales	Continue significant progress towards remaining portion of $10-15 B in divestitures	$2.5 B[6]		
				Annual Capital Expenditure	$2.4 B – 2.6 B[1]	$2.535 B		
	Operational	20%	0% - 40%	Production	1,156 MBOEPD[2]	1,204 MBOEPD[2]	190% - 200%	38% - 40%
	Financial	15%	0% - 30%	Lease Operating Expense	$1.6 B, not to exceed $7.45/BOE[2]	$1.24 B, $6.41/BOE[2]	100% - 120%	14% - 18%
	Safety/Environmental	10%	0% - 20%	Combined Employee/ Contractor IIR	<0.34[3]	0.19[3][4]	165% - 185%	16% - 19%
				Combined Employee/ Contractor DART	<0.16[3]	0.08[3][4]		
				Oil Spills	No net oil release > 500 barrels impacting water	None		
				Risk	No "4" or "5" level incident	None		
	Sustainability	5%	0% - 10%	Carbon Ventures and Offsets	Advance CCUS projects by conducting FEED on projects capturing (or reducing emissions on) 75 MMcfd of CO_2	Above Target[5]	100% - 110%	4% - 6%
					Advance CCUS technology by investing, testing or trialing 2 carbon reduction projects	Above Target[5]		
				Carbon Capture	Develop pre-FEED/feasibility projects capturing 500 MMcfd of CO_2	Above Target[5]		
COMPANY PERFORMANCE PORTION TOTAL:							**120% - 145%**	

[1] Strategic objectives were deemed met above target based on achievement of more than 100% of each of SG&A and operational expenditure synergies and more than 80% of capital synergies in 2020.

[2] Includes Algeria but excludes Ghana.

[3] Occidental's combined employee and contractor Injury Incidence Rate (IIR) is determined by multiplying the total number of Occupational Safety and Health Administration recordable injuries and illnesses by 200,000 and dividing that result by the total number of hours worked by all employees and contractors. The DART rate is calculated in the same manner as IIR, but uses the number of incidents that resulted in days away from work, job transfer, or restricted job duties instead of the number of recordable injuries or illnesses.

[4] Results do not include COVID cases as mass exposure can disproportionately affect performance while having little or no relationship to controllable operations.

[5] Sustainability objectives were deemed met above target as OLCV announced the formation of development company, 1PointFive, and began investor fundraising to finance and deploy Carbon Engineering's large-scale Direct Air Capture (DAC) technology. Additionally, OLCV is in various stages of feasibility and pre-FEED studies for projects intended to advance innovative low-carbon technology, including CCUS opportunities.

[6] After purchase price adjustments.

Annual Cash Incentive Award – Individual Performance Portion. The individual performance portion of the annual cash incentive award (20% of the target annual cash incentive award for Ms. Hollub and 40% for the other named executive officers) links compensation directly to the performance of the executive. In the first quarter, the Compensation Committee established the performance objectives for Ms. Hollub, and Ms. Hollub established the performance objectives for her leadership team. In evaluating Ms. Hollub's performance, the Compensation Committee principally considered the following performance goals:

- Enhance the value of Occidental's portfolio of assets, with a focus on profitable development opportunities for all segments of Occidental;
- Maintain focus on Occidental's commitment to safety, health, the environment, sustainability, diversity, governance, social responsibility, and the highest standards of ethical conduct and continue to foster a collaborative culture;
- Implement the Board-approved strategic plan in a timely, beneficial and efficient manner;
- Focus on optimizing the long-term return on invested capital by investing strategically, with an emphasis on finding and development costs, operating costs and capital efficiency; and
- Continue emphasis on identifying and developing Occidental's future leadership.

These performance goals were not adjusted over the course of 2020 despite the unique challenges that management faced. For a detailed discussion of the Compensation Committee's considerations with respect to each named executive officer's individual performance, please see "Individual Compensation Considerations" beginning on page 46.

Determining Annual Cash Incentive Award Payout. In determining the total 2020 payout percentage of the annual cash incentive award, the Compensation Committee carefully evaluated company and individual performance. Then, in alignment with cost reduction efforts taken by Occidental throughout 2020, it applied a cap to each 2020 payout opportunity at 50% of target for named executive officers other than Mr. Champion. Mr. Champion's bonus was paid at target pursuant to that certain Retention Agreement effective as of August 8, 2019 between Occidental and Mr. Champion.

Long-Term Incentive Award Program

The majority of named executive officer compensation is determined by Occidental's long-term performance. As in 2019, in 2020, the long-term incentive program included a performance-based TSR award, a performance-based CROCE award, and a time-based RSU award, each of which is payable solely in shares of common stock. In 2020, the Committee determined to add NQSO/SAR awards to the long-term incentive award program such that executive officer awards were comprised of 25% TSR awards, 25% CROCE awards, 25% RSU awards and 25% NQSO/SAR awards. The long-term incentive awards are intended to motivate and incentivize executives to achieve results (including stock price performance) that are consistent with Occidental's strategic business objectives. The Compensation Committee believes that long-term compensation should represent the largest portion of each named executive officer's total compensation package and that the levels of payout ultimately achieved should reflect Occidental's performance, both relative to peer company performance and on an absolute basis. During the process of determining the named executive officers' long-term incentive compensation packages for 2020, the Compensation Committee evaluated many factors, including:

- Alignment of executive officer pay to achieving long-term growth in shareholder value;
- Linkage of any above-target payouts to superior performance and absolute returns;
- Shareholder feedback regarding long-term compensation metrics;
- Competitiveness with the compensation programs of peer companies;
- Impact of commodity prices on Occidental's stock price and financial performance; and
- Allocation of total compensation between long-term and short-term components.

2020 Long-Term Incentive Award Program. The 2020 long-term incentive program consisted of two performance-based stock unit (PSU) awards (one based on Occidental's TSR and the other based on absolute CROCE performance), a time-based RSU award and NQSO/SAR awards as indicated below.

2020 Long-Term Incentive Award Mix at Grant Date


25%
CROCE Award
25%
Stock Options
25%
TSR Award
25%
RSU Award

Stock Option Features[(1)]

- 3-year pro rata vesting
- 10-year term
- Strike price equal to fair market value at the date of grant

(1) A portion of the value of Ms. Hollub's 2020 stock option award was delivered in cash-settled stock appreciation rights.

Total Shareholder Return (TSR) Award. The Compensation Committee believes that the comparison of Occidental's three-year TSR to peer companies' returns over the same period is an objective external measure of Occidental's effectiveness in translating its results into shareholder returns. TSR is the change in price of a share of common stock plus reinvested dividends, over a specified period of time, and is an indicator of management's achievement of long-term growth in shareholder value. Payout of the TSR award is based on Occidental's three-year TSR as compared to the three-year TSR of the performance peer companies identified on page 40. The TSR award is denominated in PSUs, each of which is equivalent to one share of common stock. The percentage of such number of PSUs that will be payable at the end of the three-year performance period, which began January 1, 2020 and ends December 31, 2022, will depend on Occidental's relative and absolute TSR performance. If Occidental's absolute TSR is negative over the performance period, then, irrespective of Occidental's ranking within the peer group, the payout of the TSR award is capped at no more than target. A table illustrating the potential payout of the TSR award based on relative and absolute TSR performance is set forth below:

TSR Ranking	% of Target PSUs Earned[1]
• 1st ranked company	200%
• Top 2-6 ranked companies	Between 25% and 200%[2]
• 7th ranked company	25%
• 8th ranked company	0%

[1] If Occidental's absolute TSR is negative over the performance period, the payout of the TSR award is capped at no more than target, irrespective of Occidental's ranking within the peer group.

[2] Determined using linear interpolation.

The cap on payout of the TSR award in instances of negative TSR performance over the performance period is intended to reinforce the pay-for-performance nature of the compensation program. No amounts were earned under the 2017 and 2018 TSR awards, the performance periods for which ended on December 31, 2019 and December 31, 2020, respectively, except for the 2017 TSR award modification that Mr. Peterson received in 2020.

The TSR award comprised 50% of Mr. Peterson's and 25% of Ms. Hollub's and the other named executive officers' target long-term incentive award opportunity for 2020, respectively. Cumulative dividend equivalents will be paid in cash at the end of the three-year performance period and will be paid only on the number of PSUs earned. Forfeiture and change in control provisions applicable to the TSR award are discussed in more detail in the Potential Payments table and the accompanying footnotes, beginning on page 61.

Cash Return on Capital Employed (CROCE) Award. The CROCE award is designed to focus executives on the efficient use of capital by promoting discipline in capital allocation decisions. CROCE is a transparent measure of how efficiently Occidental uses its capital and is calculated from Occidental's audited financial statements with no adjustments for special items. The CROCE award is denominated in PSUs, each of which is equivalent to one share of common stock. The percentage of such number of PSUs that become payable at the end of the applicable performance period depends on Occidental's absolute CROCE during the performance period. The CROCE award comprised 25% of Ms. Hollub's and the other named executive officers' (other than Mr. Peterson's) initial target long-term incentive award opportunity for 2020. Mr. Peterson did not receive a CROCE award in 2020 as he was not an executive officer when 2020 long-term incentive awards were granted. A table illustrating the potential payout of the CROCE award based on CROCE performance is set forth below:

CROCE Performance Targets[1]	% of Target PSUs Earned[2]
• CROCE ≥ 15%	200%
• CROCE of 13%	100%
• CROCE of 11%	25%
• CROCE < 11%	0%

[1] See page 81 for the formula to calculate CROCE.

[2] Payout percentages for CROCE values between 11% and 15% to be determined using linear interpolation between 25% and 200% of target, with a target payout at a CROCE of 13%.

NQSO/SAR Awards. To reinforce the importance of price appreciation, the Compensation Committee determined to award NQSO/SAR awards as a component of the 2020 LTI program. At the time of their grant, the Committee believed NQSO/SAR awards presented an opportunity to generate high-level alignment with shareholders. The NQSO/SAR awards vest ratably over three years with one-third vesting on each of February 28, 2021, 2022 and 2023, subject to continued employment. The named executive officers received 25% of their 2020 long-term incentive award in the form of NQSO/SAR awards; because Mr. Peterson was not an executive officer at the time, he did not receive a NQSO/SAR award in 2020.

Restricted Stock Unit (RSU) Award. The RSU award vests ratably over three years with one-third vesting on each of February 28, 2021, 2022 and 2023, subject to continued employment. The RSU award is denominated in restricted stock units, each of which is equivalent to one share of common stock. Payment for a vested RSU award will be made solely in shares of common stock. The shares of stock ultimately received by the named executive officer pursuant to the RSU award are subject to a two-year post-vesting holding period. Dividend equivalents are accrued and paid out upon vesting. The named executive officers received 25% of their 2020 long-term incentive award in the form of RSUs; because Mr. Peterson was not an executive officer at the time, RSUs comprised 50% of his 2020 long-term incentive award. Forfeiture and change in control provisions applicable to the RSU award are discussed in more detail in the Potential Payments table and the accompanying footnotes, beginning on page 61.

Other Compensation and Benefits

Qualified Defined Contribution Plans

Other than with respect to Mr. Champion, Occidental does not have a defined benefit pension plan that provides named executive officers a fixed monthly retirement payment. Instead, all salaried employees on the U.S. dollar payroll, including the named executive officers, are eligible to participate in one or more tax-qualified defined contribution plans. In connection with the Anadarko acquisition, Occidental acquired certain Anadarko defined benefit pension plans, including the APC Retirement Plan and the APC Retirement Restoration Plan (each as defined herein).

Savings Plan. For 2020, the defined contribution 401(k) savings plan (Savings Plan) permitted employees to save a percentage of their annual salary up to the $285,000 limit set by IRS regulations, and employee pre-tax contributions were limited to $19,500. Employees may direct their contributions to a variety of investments. Occidental matches two dollars for every one dollar the employee contributes up to 2% of eligible pay, plus an additional dollar-for-dollar match on the next 3% of eligible pay. The named executive officers are fully vested in their account balances under the Savings Plan. The amounts contributed by Occidental to the Savings Plan are included in the "All Other Compensation" column of the Summary Compensation Table on page 51.

Retirement Plan. The defined contribution retirement plan (Retirement Plan) is funded annually through a reallocation process from the employee's Supplemental Retirement Plan II (SRP II) account balance (described below). Because it is not possible to determine the exact amount that could be contributed to the Retirement Plan without exceeding governmental limits until the end of the year, the reallocation process has been developed to maximize the amount contributed each year to a tax-qualified defined contribution plan. The Retirement Plan is company-funded, and employees may not contribute to the Retirement Plan. The named executive officers are fully vested in their account balances under the Retirement Plan. The amounts allocated to the Retirement Plan are included in the SRP II contributions by Occidental in the "All Other Compensation" column of the Summary Compensation Table on page 51.

Nonqualified Deferred Compensation Plans

Occidental maintains two nonqualified deferred compensation plans: (i) the SRP II and (ii) the Modified Deferred Compensation Plan (MDCP). The purpose of the SRP II is to provide eligible employees, including the named executive officers, with benefits to compensate them for maximum limits imposed by law on the amount of contributions that may be made to Occidental's tax-qualified defined contribution plans. The purpose of the MDCP is to provide key management and highly compensated employees the ability to accumulate additional retirement income through deferrals of compensation.

Additional information regarding the terms and conditions of the SRP II and the MDCP is provided on pages 58 and 59. Amounts contributed to the SRP II on behalf of the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table on page 51. None of the executive officers participated in the MDCP in 2020. The contributions, aggregate earnings, withdrawals and aggregate balances for the named executive officers in the SRP II and MDCP with respect to 2020 are shown in the Nonqualified Deferred Compensation table on page 59. No above-market earnings were paid to the named executive officers in 2020 under either the SRP II or the MDCP.

Other Personal Benefits

Occidental provides a limited number of other personal benefits for its named executive officers, which, in 2020, consisted principally of fees related to financial counseling and tax preparation services, excess liability insurance, an annual physical and club dues. In addition, Ms. Hollub's personal benefits included the use of a car service for business travel, which Occidental provides for efficiency and security purposes.

2021 Compensation Program Enhancements

Shareholder feedback received through our engagement impacted the changes approved by the Compensation Committee for 2021 to enhance alignment of executive officer pay with shareholder interests and evolving industry conditions.

What We Heard	How We Responded
Increase the weight on sustainability in the ACI award to align with the company's net-zero strategy	• Increased sustainability to 30% of ACI for 2021 • Included targets for carbon ventures and reduction projects, and net emission reduction efforts
Compensation program decisions will be more closely scrutinized in light of the COVID-19 pandemic and resulting shareholder experience	• Ms. Hollub's pre-COVID salary was not fully restored for 2021 • CEO target compensation for 2021 was reduced 29% from pre-COVID levels

Climate goals comprise 30% of annual incentive compensation for 2021

CEO salary only partially restored for 2021

CEO target total compensation reduced 29% for 2021

Individual Compensation Considerations

In making executive compensation decisions for a given year, the Compensation Committee considers, among other factors, the performance of Occidental and the individual contributions of each named executive officer. Details regarding the 2020 compensation decisions and performance evaluation of each named executive officer are presented below.

VICKI HOLLUB | President and Chief Executive Officer



Ms. Hollub is the President and Chief Executive Officer of Occidental. Ms. Hollub is responsible for all operations, the financial management of Occidental, implementing Occidental's strategy, and assisting the Board with, among other matters, corporate strategy development, executive succession planning and talent development, and executive compensation for the other named executive officers.

Tenure. Ms. Hollub joined Occidental over 35 years ago, and before her appointment as Chief Executive Officer in 2016, she held a variety of increasingly significant leadership and technical positions on three continents, including roles in the United States, Russia, Venezuela and Ecuador.

Performance Assessment. In assessing Ms. Hollub's individual performance in 2020, the Compensation Committee considered her accomplishments in the areas identified as individual performance goals on page 43. Highlights of the individual performance assessment are set forth below.

- Ms. Hollub continued progress toward fully achieving Occidental's synergy capture goals following the Anadarko acquisition and meeting divestiture targets. Occidental divested $2.5 billion of non-core assets (after purchase price adjustments), including sales of assets in Wyoming, Colorado, Utah, Colombia and South Africa as well as Western Midstream Partners, LP units. SG&A costs were reduced by $1.4 billion through asset rationalization, and reductions in headcount, aviation and real estate. Operating expense was reduced by $1.0 billion through surface operations improvements, well maintenance optimization and workforce efficiencies.

- Ms. Hollub maintained Occidental's focus on capital efficiency through well cost optimization, facility design improvements and supply chain synergies. Capital expenditures were restricted to $2.5 billion during 2020, balancing spending with projected cash flow and full-year average production of 1.3 MBOEPD.

- Under Ms. Hollub's leadership, Occidental continued to achieve superior well results through the application of Occidental's proprietary drilling process and subsurface expertise, which is now being applied to acreage acquired in the Anadarko acquisition with positive results.

- Ms. Hollub also continued to emphasize the importance of Occidental's commitment to health, safety and the environment. With challenges presented by a historically high number of hurricanes impacting our Gulf of Mexico and U.S. Gulf Coast oil, gas and chemical operations, Occidental achieved record lows in our company-wide incident rates for IIR and DART.

COMPENSATION DECISIONS

- **Base salary:** On March 9, 2020, Ms. Hollub's salary was reduced by 15%, and effective April 1, 2020, her salary was reduced to $250,000 in light of the COVID-19 pandemic and other market conditions. In August 2020, Ms. Hollub's salary was partially restored to $500,000, which the Compensation Committee determined was appropriate in consideration of Ms. Hollub's performance and response to the macroeconomic climate.

- **Annual Cash Incentive:** Ms. Hollub's target annual cash incentive award opportunity was set in February 2020 at $2,025,000, unchanged from 2019. Despite the company performance portion of the annual cash incentive award being earned above target and Ms. Hollub's individual achievements, annual cash incentive awards were capped at 50% of target, resulting in a $1,012,500 cash payment to Ms. Hollub.

- **Long-Term Incentives:** The target grant date value of Ms. Hollub's long-term incentive award package for 2020 was $10,500,000, unchanged from 2019. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2020 Compensation Program – Long-Term Incentive Award Program*" on page 43.

ROBERT L. PETERSON Senior Vice President and Chief Financial Officer



Mr. Peterson has served as Senior Vice President and Chief Financial Officer since April 2020. Mr. Peterson previously served as Senior Vice President, Permian EOR, Occidental Oil and Gas, since September 2019. Prior to that, Mr. Peterson was Vice President, Permian Strategy, Occidental Oil and Gas, from November 2018 to September 2019, where he was responsible for developing and implementing a joint portfolio, technology and people strategy for the Company's Permian business and ensuring alignment with Occidental's Low Carbon Ventures strategy, and was President of OxyChem, the Company's chemical subsidiary, from August 2014 to September 2017, where he was instrumental in completing its major capital investments and improving the profitability of the business.

Tenure. Mr. Peterson joined Occidental more than 25 years ago and, before his appointment as Senior Vice President and Chief Financial Officer in 2020, has held a variety of increasingly significant leadership positions.

Performance Assessment. In assessing Mr. Peterson's performance, the Compensation Committee considered his leadership and management of his functional areas of responsibility, as well as his leadership and support for Occidental's overall strategic goals and performance objectives. Mr. Peterson made meaningful contributions with respect to the oversight and management of the company's balance sheet, liquidity position, credit ratings and financial controls, as well as efforts to optimize the capital program and maintain open engagement with shareholders and the financial community. Mr. Peterson's contributions also included his efforts related to liquidity preservation, near-term debt maturities and the integration of Anadarko. This work included successful bond market and bank financings, overhead reductions, tax efficiencies and other integration matters including the implementation of SAP into Oxy.

COMPENSATION DECISIONS

- **Base salary:** As Mr. Peterson became an executive officer of Occidental in April after initial 2020 compensation decisions were made, Mr. Peterson's base salary was set by Ms. Hollub for 2020. Prior to becoming an executive officer, Mr. Peterson's salary had been reduced by 30% in light of the COVID-19 pandemic and other market conditions. In August 2020, Mr. Peterson's salary was partially restored to $500,000, which the Compensation Committee determined was appropriate in consideration of his performance and response to the macroeconomic climate.
- **Annual Cash Incentive:** Mr. Peterson's target annual cash incentive award opportunity was set by Ms. Hollub at $600,000. Despite the company performance portion of the annual cash incentive award being earned above target and Mr. Peterson's individual achievements, annual cash incentive awards were capped at 50% of target, resulting in a $300,000 cash payment to Mr. Peterson.
- **Long-Term Incentives:** The target grant date value of Mr. Peterson's long-term incentive award package for 2020 was $2,100,000, which Ms. Hollub determined was appropriate in light of a review of Mr. Peterson's individual responsibilities and 2019 performance assessment, compensation surveys, publicly available peer company data and internal pay equity.

MARCIA E. BACKUS Senior Vice President, General Counsel and Chief Compliance Officer



Ms. Backus has served as General Counsel since 2013, Senior Vice President since 2014 and Chief Compliance Officer since 2015. Ms. Backus is responsible for overseeing Occidental's legal and compliance departments. Prior to joining Occidental, Ms. Backus was a partner at the law firm Vinson & Elkins L.L.P. heading the firm's Energy Transactions/Projects Practice Group and serving in key leadership positions.

Tenure. Ms. Backus has been an employee of Occidental since 2013.

Performance Assessment. In assessing Ms. Backus' performance, the Compensation Committee considered her instrumental involvement in the company's successful debt management, extending over $7 billion of near-term maturities to 2025 and beyond, and in divestitures of over $2 billion of non-core assets. With respect to litigation, Ms. Backus demonstrated superior performance in handling litigation matters, developed and implemented proven litigation strategies and achieved successful outcomes.

COMPENSATION DECISIONS

- **Base salary:** Effective April 1, 2020, Ms. Backus's salary was reduced to $250,000 in light of the COVID-19 pandemic and other market conditions. In August 2020, Ms. Backus's salary was fully restored, which the Compensation Committee determined was appropriate in light of her performance and response to the macroeconomic climate.
- **Annual Cash Incentive:** Ms. Backus's target annual cash incentive award opportunity was set at $800,000, unchanged from 2019. Despite the company performance portion of the annual cash incentive award being earned above target and Ms. Backus' individual achievements, annual cash incentive awards were capped at 50% of target, resulting in a $400,000 cash payment to Ms. Backus.
- **Long-Term Incentives:** The target grant date value of Ms. Backus's long-term incentive award package for 2020 was $3,000,000, unchanged from 2019. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2020 Compensation Program – Long-Term Incentive Award Program*" on page 43.

KENNETH DILLON — Senior Vice President



Mr. Dillon is a Senior Vice President of Occidental and the President of International Oil and Gas Operations for Occidental Oil and Gas Corporation, a subsidiary of Occidental. In this role, Mr. Dillon oversees the company's operations in the Middle East, North Africa, South America and Gulf of Mexico, as well as major projects.

Tenure. Mr. Dillon joined Occidental more than 25 years ago and, before his appointment as Senior Vice President in 2016, has held a variety of increasingly significant leadership positions.

Performance Assessment. In assessing Mr. Dillon's performance, the Compensation Committee considered his contributions to the success of Occidental's international and Gulf of Mexico operations as well as major projects, including his critical involvement in the sale of Occidental's Colombia onshore assets, his direction of negotiations leading to the award of the Onshore Block 5 E&P contract in Abu Dhabi, adding 1 million exploration acres. Mr. Dillon's leadership resulted in the successful discovery and testing of new formations in the Onshore Block 3 in Abu Dhabi as well as reaching FEED selection status for the direct air capture unit. These accomplishments were carried out while safely optimizing diverse operations during a volatile commodity price environment.

COMPENSATION DECISIONS

- **Base salary:** Effective April 1, 2020, Dillon's salary was reduced to $250,000 in light of the COVID-19 pandemic and other market conditions. In August 2020, Mr. Dillon's salary was partially restored to $500,000, which the Compensation Committee determined was appropriate in light of his performance and response to the macroeconomic climate.

- **Annual Cash Incentive:** Mr. Dillon's target annual cash incentive award opportunity was set at $800,000, unchanged from 2019. Despite the company performance portion of the annual cash incentive award being earned above target and Mr. Dillon's individual achievements, annual cash incentive awards were capped at 50% of target, resulting in a $400,000 cash payment to Mr. Dillon.

- **Long-Term Incentives:** The target grant date value of Mr. Dillon's long-term incentive award package for 2020 was $2,950,000, unchanged from 2019. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2020 Compensation Program – Long-Term Incentive Award Program*" on page 43.

CHRISTOPHER O. CHAMPION — Vice President, Chief Accounting Officer and Controller



Mr. Champion has served as Vice President, Chief Accounting Officer and Controller since August 2019. Prior to joining Occidental, Mr. Champion served as Senior Vice President, Chief Accounting Officer and Controller at Anadarko Petroleum Corporation from November 2017 to August 2019 and Vice President, Chief Accounting Officer and Controller from June 2015 and November 2017. Mr. Champion also worked for KPMG LLP, where he was an audit partner and served as the national audit leader for oil and natural gas.

Tenure. Mr. Champion has been an employee of Occidental since 2019.

Performance Assessment. In assessing Mr. Champion's performance, the Compensation Committee considered his leadership and contributions toward the integration of the people, process and accounting systems related to the Anadarko acquisition, the implementation of a new ERP system and the impacts triggered by the COVID-19 pandemic, which including navigating complex financial reporting implications and maintaining effective internal controls in a remote working environment. Mr. Champion's contributions also included his efforts in supporting the company's divestitures and bond offerings during the year.

COMPENSATION DECISIONS

- **Base salary:** Effective April 1, 2020, Mr. Champion's salary was reduced to $250,000 in light of the COVID-19 pandemic and other market conditions. In August 2020, Mr. Champion's salary was partially restored to $500,000, which the Compensation Committee determined was appropriate in light of his performance and response to the macroeconomic climate.

- **Annual Cash Incentive:** Mr. Champion's target annual cash incentive award opportunity was set at $412,000, unchanged from 2019. Mr. Champion's bonus was paid at target pursuant to that certain Retention Agreement effective as of August 8, 2019 between Occidental and Mr. Champion.

- **Long-Term Incentives:** The target grant date value of Mr. Champion's long-term incentive award package for 2020 was $1,750,000, unchanged from 2019. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2020 Compensation Program – Long-Term Incentive Award Program*" on page 43.

Additional Compensation Policies and Practices

Stock Ownership Guidelines

Occidental's stock ownership guidelines are intended to more closely align the interests of the named executive officers with those of the company's shareholders. The ownership guidelines range from two-to-six times the officer's annual base salary, based on position, as illustrated below:

Position	Multiple of Base Salary
Chief Executive Officer	6
Chief Financial Officer	4
Executive Vice Presidents	4
Senior Vice Presidents	3
Vice Presidents	2

An officer who does not meet the minimum ownership guideline may not sell any shares of Occidental common stock until he or she meets the ownership guideline and would continue to meet the ownership guideline following any such sale. Unvested performance-based stock awards and performance-based stock units do not count toward satisfaction of the stock ownership guidelines. Officers subject to the guidelines are expected to comply within five years from the later of the effective date of the guidelines or the date the individual is named to a participating position.

Equity Grant Practices

The Compensation Committee made equity grants pursuant to the long-term incentive program at its regularly scheduled February meeting. The grant date fair value of each of the CROCE and RSU awards was based on the closing price of Occidental's common stock on the NYSE on the day the Compensation Committee granted the awards, and the grant date fair value of the TSR award also incorporates the estimated payout percentage of the award as of the grant date. The fair value of the NQSO and SAR awards is estimated using a Black Scholes model. As specifically authorized by the terms of the 2015 LTIP, the Compensation Committee has delegated to Ms. Hollub the authority to grant equity awards in certain circumstances to new employees and to grant equity awards to Occidental's employees who are not executive officers.

Potential Recoupment of Compensation Due to Misconduct

Occidental may recoup certain compensation from executive officers in the event of misconduct pursuant to the terms of Occidental's Code of Business Conduct, the annual cash incentive award and the 2015 LTIP. Occidental's Code of Business Conduct prohibits any officer, employee or director from violating or circumventing any law of the United States or a foreign country or engaging in unethical conduct during the course of his or her employment. The Audit Committee oversees compliance with the Code of Business Conduct and has put in place procedures, including a compliance hotline, to encourage prompt reporting of violations or suspected violations of the Code of Business Conduct, without fear of retaliation. In general, misconduct may have several consequences, including:

- Disciplinary action, which may include termination, referral for criminal prosecution and reimbursement to Occidental or others for any losses or damages resulting from the violation.
- Forfeiture of stock awards, in whole or in part, in the case of an employee's termination for cause.
- Forfeiture or reduction of the annual cash incentive award for violations of the Code of Business Conduct or related policies.

In addition, the 2015 LTIP includes a provision that gives Occidental the contractual right to recoup awards (i) where a participant has breached Occidental's Business Code of Conduct by violating applicable law or company policy or engaging in unethical conduct or (ii) pursuant to a policy to be adopted by Occidental to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which will generally require recoupment of incentive-based compensation if Occidental is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement.

Risk Assessment of Compensation Policies and Practices

Although the majority of the executive compensation program is performance-based, the Compensation Committee believes Occidental's compensation programs do not encourage unnecessary or excessive risk-taking. In reaching its conclusion, the Compensation Committee reviewed the findings of a risk-taking analysis performed by its independent compensation consultant, Meridian. The Compensation Committee concurred with Meridian's finding that Occidental's compensation programs include multiple features that appropriately control motivations for excessive risk-taking and that the compensation programs do not encourage excessive risk-taking. With respect to the executive compensation program, the compensation features that are indicative of appropriate risk-taking include:

- **Diversified Performance Metrics.** The annual cash incentive award and long-term incentive awards consider multiple performance criteria, rather than a single metric.
- **Balanced Pay Mix.** The total compensation opportunity features an effective balance between short- and long-term compensation components.
- **Capped Awards.** Performance-based stock awards and the annual cash incentive award are capped as a percentage of the targeted award and payout of the TSR award is capped at target if Occidental's absolute TSR is negative over the performance period.
- **Stock Ownership Guidelines.** Meaningful stock ownership guidelines and holding requirements for executives encourage a long-term perspective and require holding stock for extended periods.
- **Clawback Provisions.** The annual cash incentive award and long-term incentive awards are subject to clawback provisions beyond legal requirements, including forfeiture and recoupment provisions of awards in the event of violations of Occidental's Code of Business Conduct.
- **Anti-Hedging Provisions.** Occidental's executive officers, directors and other employees are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Occidental's securities.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis section for the year ended December 31, 2020. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement for the 2021 Annual Meeting of Shareholders.

Respectfully submitted,

THE EXECUTIVE COMPENSATION COMMITTEE

Jack B. Moore (Chair)
William R. Klesse
Margarita Paláu-Hernández
Avedick B. Poladian

EXECUTIVE COMPENSATION TABLES

Summary Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[1][4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation[5]	Total	Realizable Total Compensation[6]
Vicki Hollub President and Chief Executive Officer	2020	$ 616,966	$ —	$ 9,650,069	$2,625,002	$1,012,500	$ —	$ 260,914	$14,165,451	$ 5,832,965
	2019	$1,330,769	$1,417,500	$10,500,091	$ —	$2,126,250	$ —	$ 616,293	$15,990,903	$ 6,451,797
	2018	$1,250,000	$ —	$ 9,500,135	$ —	$2,812,500	$ —	$ 543,058	$14,105,693	$ 7,184,672
Robert L. Peterson[7] Senior Vice President and Chief Financial Officer	2020	$ 511,644	$ —	$ 2,854,296	$ —	$ 300,000	$ —	$ 246,764	$ 3,912,704	$ 1,817,448
Marcia Backus Senior Vice President, General Counsel and Chief Compliance Officer	2020	$ 571,562	$ —	$ 2,689,817	$ 750,002	$ 400,000	$ —	$ 285,678	$ 4,697,059	$ 2,282,310
	2019	$ 724,231	$ 420,000	$ 3,000,098	$ —	$ 980,000	$ —	$ 276,514	$ 5,400,843	$ 3,125,975
	2018	$ 700,000	$ —	$ 3,000,109	$ —	$1,200,000	$ —	$ 275,849	$ 5,175,958	$ 3,154,847
Kenneth Dillon Senior Vice President	2020	$ 461,438	$ —	$ 2,212,565	$ 737,501	$ 400,000	$ —	$ 261,594	$ 4,073,098	$ 1,656,176
Christopher O. Champion Vice President, Chief Accounting Officer and Controller	2020	$ 421,548	$ 633,332	$ 1,312,549	$ 437,502	$ 412,000	$ 144,740	$ 98,395	$ 3,460,066	$ 2,026,279
Edward A. Lowe[8] Former Executive Vice President and Group Chairman, Middle East	2020	$ 455,205	$ —	$ 3,578,881	$1,435,498	$ 375,000	$ —	$ 220,340	$ 6,064,924	
	2019	$ 645,192	$ 393,750	$ 3,500,073	$ —	$ 606,250	$ —	$ 251,054	$ 5,396,319	
	2018	$ 625,000	$ —	$ 3,500,104	$ —	$ 975,000	$ —	$ 233,162	$ 5,333,266	
Cedric W. Burgher[8] Former Senior Vice President and Chief Financial Officer	2020	$ 221,986	$ —	$ 3,809,207	$1,149,769	$ —	$ —	$ 981,653	$ 6,162,615	
	2019	$ 765,385	$ 525,000	$ 3,400,105	$ —	$1,225,000	$ —	$ 290,477	$ 6,205,967	
	2018	$ 700,962	$ 125,000	$ 3,000,109	$ —	$1,250,000	$ —	$ 239,922	$ 5,315,993	
Oscar Brown[8] Former Senior Vice President, Strategy, Business Development and Supply Chain	2020	$ 159,562	$ —	$ 2,598,112	$ 722,878	$ —	$ —	$1,064,596	$ 4,545,148	
	2019	$ 632,308	$ 630,000	$ 2,600,061	$ —	$1,470,000	$ —	$ 328,557	$ 5,660,926	

[1] For 2020, the amounts shown for Mr. Champion represent retention payments (see the "Bonus" column) and a fixed bonus (see the "Non-Equity Incentive Plan Compensation" column) pursuant to that certain Retention Agreement effective as of August 8, 2019 between Occidental and Mr. Champion.

(2) For 2020, amounts shown represent the aggregate grant date fair value of the CROCE, RSU and TSR long-term incentive awards granted to the named executive officers. The grant date fair value of each of the CROCE and RSU awards equals the target number of stock units granted multiplied by Occidental's closing stock price on the grant date. The grant date fair value of the TSR award is calculated based on a Monte-Carlo valuation on the date of grant, determined under Financial Accounting Standards Board Accounting Standard Codification Topic 718 (FASB ASC 718). See Note 14 to the Consolidated Financial Statements in Occidental's Annual Report on Form 10-K regarding assumptions underlying the valuation of the TSR award. The maximum values of the TSR award as of the grant date for Ms. Hollub, Mr. Peterson, Ms. Backus, Mr. Dillon, Mr. Champion, Mr. Lowe, Mr. Burgher and Mr. Brown were approximately $5.0 million, $2.0 million, $1.4 million, $1.4 million, $0.8 million, $1.7 million, $1.6 million and $1.2 million, respectively. The maximum values of the CROCE award as of the grant date for Ms. Hollub, Ms. Backus, Mr. Dillon, Mr. Champion, Mr. Lowe, Mr. Burgher and Mr. Brown were approximately $5.3 million, $1.5 million, $1.5 million, $0.9 million, $1.8 million, $1.7 million and $1.3 million, respectively. The 2018 and 2019 CROCE awards for the named executive officers, other than Mr. Peterson, Mr. Dillon, Mr. Champion and Mr. Brown, who did not receive the 2018 and 2019 CROCE awards, were amended and settled in early 2020, see the disclosure in our 2020 proxy statement under "*Compensation Discussion and Analysis – Elements of the 2019 Compensation Program – Long-Term Incentive Award Program – CROCE Award Amendments*" on pages 46 and 47. The value reported in this column includes the incremental fair value of such awards as of the modification date. The RSU award has no above-target payout scenario.

(3) For 2020, amounts shown represent NQSO and SAR awards granted to the named executive officers. The grant date fair value of each of the NQSO and SAR awards represents the FASB ASC 718 value calculated using a Black-Scholes model on the date of grant of $3.19 per share of common stock. See Note 14 to the Consolidated Financial Statements in Occidental's Annual Report on Form 10-K regarding assumptions underlying the valuation of the NQSO and SAR awards. The NQSO and SAR awards vest ratably over three years with one-third vesting on each of February 28, 2021, 2022 and 2023, subject to continued employment. For more information, see "*Compensation Discussion and Analysis – Elements of the 2020 Compensation Program – NQSO/SAR Awards*" on page 44.

(4) For 2020, amounts shown (other than for Mr. Champion) represent the annual cash incentive award as capped by the Compensation Committee. For more information regarding the 2020 annual cash incentive award, see "*Compensation Discussion and Analysis – Elements of the 2020 Compensation Program – Annual Cash Incentive*" beginning on page 41.

(5) The following table shows "All Other Compensation" amounts for 2020 for the named executive officers. In accordance with SEC rules, benefits that are generally available to all full-time salaried U.S. dollar employees, such as medical, dental, life insurance, health savings and flexible spending accounts, are not shown.

	V. Hollub	R. Peterson	M. Backus	K. Dillon	C. Champion	E. Lowe	C. Burgher	O. Brown
Savings Plan[a]	$ 19,950	$ 19,950	$ 19,950	$ 19,950	$ 17,376	$ 19,950	$ 18,086	$ 12,062
SRP II[b]	$224,153	$209,059	$255,419	$241,644	$ 20,230	$184,861	$ 144,119	$ 159,786
PRA[c]	$ —	$ —	$ —	$ —	$ 11,400	$ —	$ —	$ —
Anadarko Plan[d]	$ —	$ —	$ —	$ —	$ 32,446	$ —	$ —	$ —
Severance Payments	$ —	$ —	$ —	$ —	$ —	$ —	$ 819,448	$ 892,748
Personal Benefits	$ 16,811[e]	$ 17,755[f]	$ 10,309[g]	$ —	$ 16,943[f]	$ 15,529[h]	$ —	$ —
Total	$260,914	$246,764	$285,678	$261,594	$ 98,395	$220,340	$ 981,653	$1,064,596

(a) Occidental's contribution to the Occidental Petroleum Corporation Savings Plan (Savings Plan) described on page 45.

(b) Occidental's contribution to the Supplemental Retirement Plan II (SRP II) described on page 45.

(c) Occidental's contribution to the Occidental Petroleum Corporation Retirement Plan (PRA) described on page 45. No employee contributions are permitted to the PRA.

(d) Occidental's contribution to the Anadarko Savings Restoration Plan (APC SRP) described on page 59.

(e) Financial and tax planning, excess liability insurance and use of a car service for business travel for efficiency and security purposes.

(f) Financial and tax planning, excess liability insurance and club dues.

(g) Financial and tax planning and excess liability insurance.

(h) Financial and tax planning, excess liability insurance and annual physical.

(6) Amounts shown are intended to illustrate the pay-for-performance nature of the executive compensation program by presenting the realizable pay of the 2018, 2019 and 2020 compensation programs for the named executive officers as of March 1, 2021. The amounts reported in this column differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. See "Supplemental Summary Compensation Table" on page 36 for more information regarding the calculation of "Realizable Total Compensation" for each named executive officer.

(7) Mr. Peterson was appointed Senior Vice President and Chief Financial Officer of Occidental on April 3, 2020.

(8) Mr. Lowe transitioned to a non-executive role on May 29, 2020, and his employment with Occidental ended in December 2020; Mr. Burgher transitioned to another role within Occidental on April 3, 2020, and his employment with Occidental ended in May 2020; Mr. Brown's employment with Occidental ended in March 2020.

Grants of Plan-Based Awards

The table below shows the plan-based awards granted by the Compensation Committee to the named executive officers in 2020. For a summary of the key terms of the awards granted pursuant to the 2020 long-term incentive program, see "*Elements of the 2020 Compensation Program – Long-Term Incentive Award Program*" beginning on page 43. For the actual amounts earned under the annual cash incentive award, see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 51.

GRANTS OF PLAN-BASED AWARDS

Name/Type of Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold $	Target $	Maximum $	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold # Shares	Target # Shares	Maximum # Shares	All Other Stock Awards: # of Shares of Stock or Units	All Other Option Awards: # of Securities Underlying Options	Exercise Price of Options ($)	Grant Date Fair Value of Stock and Option Awards ($)
V. Hollub											
ACI		$—	$2,025,000	$4,050,000							
CROCE[2]	02/14/20				15,776	63,101	126,202				$2,625,002
2018 CROCE Modification[2]	02/14/20							33,992			$1,414,067
2019 CROCE Modification[2]	02/14/20							8,678			$ 361,005
RSU[3]	02/14/20							63,101			$2,625,002
TSR[4]	02/14/20				14,966	59,863	119,726				$2,624,993
NQSO[5]	02/14/20								576,641	$ 41.60	$1,837,501
SAR[5]	02/14/20								247,132	$ 41.60	$ 787,501
R. Peterson											
ACI		$—	$ 600,000	$1,200,000							
RSU[3]	02/14/20							25,241			$1,050,026
TSR[4]	02/14/20				5,987	23,945	47,890				$1,049,988
2017 TSR Modification[4]	02/14/20							17,752			$ 754,282
M. Backus											
ACI		$—	$ 800,000	$1,600,000							
CROCE[2]	02/14/20				4,508	18,029	36,058				$ 750,006
2018 CROCE Modification[2]	02/14/20							8,588			$ 357,261
2019 CROCE Modification[2]	02/14/20							1,984			$ 82,534
RSU[3]	02/14/20							18,029			$ 750,006
TSR[4]	02/14/20				4,276	17,104	34,208				$ 750,010
NQSO[5]	02/14/20								235,364	$ 41.60	$ 750,002
K. Dillon											
ACI		$—	$ 800,000	$1,600,000							
CROCE[2]	02/14/20				4,433	17,729	35,458				$ 737,526
RSU[3]	02/14/20							17,729			$ 737,526
TSR[4]	02/14/20				4,205	16,819	33,638				$ 737,513
NQSO[5]	02/14/20								231,441	$ 41.60	$ 737,501
C. Champion											
ACI		$—	$ 412,000	$ 824,000							
CROCE[2]	02/14/20				2,630	10,517	21,034				$ 437,507
RSU[3]	02/14/20							10,517			$ 437,507
TSR[4]	02/14/20				2,495	9,978	19,956				$ 437,535
NQSO[5]	02/14/20								137,296	$ 41.60	$ 437,502

Executive Compensation Tables

Name/Type of Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: # of Shares of Stock or Units	All Other Option Awards: # of Securities Underlying Options	Exercise Price of Options ($)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold $	Target $	Maximum $	Threshold # Shares	Target # Shares	Maximum # Shares				
E. Lowe											
ACI		$—	$ 750,000	$1,500,000							
CROCE[2]	02/14/20				5,259	21,034	42,068				$ 875,014
2018 CROCE Modification[2]	02/14/20							10,019			$ 416,790
2019 CROCE Modification[2]	02/14/20							2,315			$ 96,304
Severance – NQSO[6]	12/31/20								205,822		$ 560,497
Severance – RSU[6]	12/31/20							25,462			$ 440,732
RSU[3]	02/14/20							21,034			$ 875,014
TSR[4]	02/14/20				4,989	19,955	39,910				$ 875,027
NQSO[5]	02/14/20								274,591	$ 41.60	$ 875,001
C. Burgher											
ACI		$—	$1,000,000	$2,000,000							
CROCE[2]	02/14/20				5,109	20,433	40,866				$ 850,013
2018 CROCE Modification[2]	02/14/20							8,588			$ 357,261
2019 CROCE Modification[2]	02/14/20							2,248			$ 93,517
Severance – NQSO[6]	05/12/20								249,191		$ 299,767
Severance – RSU[6]	05/12/20							55,444			$ 808,371
RSU[3]	02/14/20							20,433			$ 850,013
TSR[4]	02/14/20				4,847	19,385	38,770				$ 850,032
NQSO[5]	02/14/20								266,746	$ 41.60	$ 850,002
O. Brown											
ACI		$—	$1,200,000	$2,400,000							
CROCE[2]	02/14/20				3,907	15,625	31,250				$ 650,000
Severance – NQSO[6]	03/31/20								198,528		$ 72,877
Severance – RSU[6]	03/31/20							55,965			$ 648,080
RSU[3]	02/14/20							15,625			$ 650,000
TSR[4]	02/14/20				3,706	14,824	29,648				$ 650,032
NQSO[5]	02/14/20								203,982	$ 41.60	$ 650,001

[1] Amounts shown reflect the possible payout range of the 2020 annual cash incentive (ACI) award at grant. For the actual amounts earned pursuant to the ACI award, see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 51. The annual cash incentive award is described further under "*Elements of the 2020 Compensation Program – Annual Cash Incentive*" beginning on page 41.

[2] The grant date fair value of the 2020 CROCE award is equal to the target number of PSUs originally granted multiplied by $41.60, the closing price of Occidental's common stock on the grant date. With respect to the 2018 and 2019 CROCE awards, the Compensation Committee amended the performance period for the 2018 CROCE awards to run from January 1, 2018 through June 30, 2019, and for the 2019 CROCE awards to run from January 1, 2019 through June 30, 2019 (the last reported balance sheet date prior to the completion of the Anadarko acquisition). The target number of PSUs granted under the applicable awards were then reduced on a pro-rata basis to reflect the shortened performance period and the remaining target PSUs were forfeited. For the 2018 CROCE awards, CROCE performance for the truncated performance period was assessed based on a weighted average of Occidental's (i) 2018 CROCE and (ii) CROCE from January 1, 2018 to June 30, 2019. Occidental's CROCE was above maximum, which resulted in 200% of the adjusted target PSUs (or 100% of the originally granted target PSUs) becoming earned. Vesting of these 2018 CROCE awards was accelerated and the awards, plus accrued dividend equivalents, settled in February 2020. For the 2019 CROCE awards, CROCE performance for the truncated performance period from January 1, 2019 to June 30, 2019 was annualized, resulting in 133% of the adjusted target PSUs (or approximately 22% of the originally-granted target PSUs) becoming earned. Vesting of the 2019 CROCE awards was accelerated and the awards, plus accrued dividend equivalents, settled in February 2020. For more information, please see the disclosure in our 2020 proxy statement under "*Compensation Discussion and Analysis – Elements of the 2019 Compensation Program – Long-Term Incentive Award Program – CROCE Award Amendments*" on pages 46 and 47.

[3] The grant date fair value of the RSU award is equal to the number of RSUs granted multiplied by $41.60, the closing price of Occidental's common stock on the grant date. The RSU award vests ratably over three years with one-third vesting on each of February 28, 2021, 2022 and 2023, subject to continued employment, and is payable in shares of common stock upon vesting. The vested shares are subject to a two-year holding period. The value of the RSU award at vesting will depend on the closing price of Occidental's common stock on each vesting date. For more information regarding the RSU award, see "*Elements of the 2020 Compensation Program – Long-Term Incentive Award Program – Restricted Stock Unit (RSU) Award*" on page 44.

[4] The grant date fair value of the TSR award is based on a Monte Carlo simulation in accordance with FASB ASC 718. Actual payout of the TSR award may be zero or a range from 25% to 200% of the target number of PSUs granted based on Occidental's TSR at the end of the three-year performance period as compared to the TSR of the performance peer companies, and whether Occidental's absolute TSR value for the performance period is positive. For more information regarding the payout possibilities of the TSR award and Mr. Peterson's 2017 TSR modification, please see "*Elements of the 2020 Compensation Program – Long-Term Incentive Award Program – Total Shareholder Return (TSR) Award*" on page 44.

[5] The grant date fair value of the NQSO and SAR awards represents the FASB ASC 718 value calculated using a Black-Scholes model on the date of grant of $3.19 per share of common stock. The NQSO and SAR awards vest ratably over three years with one-third vesting on each of February 28, 2021, 2022 and 2023, subject to continued employment. For more information regarding the NQSO and SAR awards, see "*Compensation Discussion and Analysis – Elements of the 2020 Compensation Program – NQSO/SAR Awards*" on page 44.

[6] Amounts shown reflect the treatment of the NQSO and RSU awards under the Executive Severance Plan. The value of the RSU award reported includes the incremental fair value of such awards as of the modification date. For more information regarding the accelerated vesting of these awards pursuant to the Executive Severance Plan, see "*Executive Compensation Tables – Executive Severance and Change in Control – Executive Severance Plan*" on page 60.

Outstanding Equity Awards

The table below sets forth the outstanding equity awards held by the named executive officers as of December 31, 2020.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2020

		Nonqualified Stock Options and Stock Appreciation Rights				Stock Awards			
Name/Type of Award	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price[10] ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[1]
V. Hollub									
NQSO[2]	02/11/15	88,341		$76.96	2/11/2022				
NQSO[2]	02/14/20		599,309	$40.03	2/14/2030				
SAR[2]	02/14/20		256,846	$40.03	2/14/2030				
RSU[3]	02/07/18					13,597	$ 235,364		
RSU[3]	02/15/19					31,254	$ 541,007		
RSU[3]	02/14/20					60,848	$1,053,279		
RSU[3]	02/14/20					63,101	$1,092,278		
RSI[4]	07/09/14							13,955	$241,561
CROCE[5]	02/14/20							15,776	$273,083
PRI[6]	07/08/15							8,616	$149,143
TSR[7]	02/07/18							16,011	$277,150
TSR[7]	02/15/19							20,118	$348,243
TSR[7]	02/14/20							14,966	$259,061
R. Peterson									
NQSO[2]	02/11/15	15,589		$76.96	2/11/2022				
RSU[3]	02/07/18					4,771	$ 82,586		
RSU[3]	02/15/19					10,418	$ 180,336		
RSU[3]	02/14/20					25,241	$ 436,922		
RSI[4]	07/09/14							4,652	$ 80,526
PRI[6]	07/08/15							2,585	$ 44,746
TSR[7]	02/07/18							3,746	$ 64,843
TSR[7]	02/15/19							4,471	$ 77,393
TSR[7]	02/14/20							5,987	$103,635
PhSU[8]	11/01/19							44,337	$767,473
M. Backus									
NQSO[2]	02/11/15	20,786		$76.96	2/11/2022				
NQSO[2]	02/14/20		244,616	$40.03	2/14/2030				
RSU[3]	02/07/18					6,440	$ 111,476		
RSU[3]	02/15/19					13,395	$ 231,867		
RSU[3]	02/14/20					18,029	$ 312,082		
RSI[4]	07/09/14							6,203	$107,374
CROCE[5]	02/14/20							4,508	$ 78,033
PRI[6]	07/08/15							3,792	$ 65,640
TSR[7]	02/07/18							3,933	$ 68,072
TSR[7]	02/15/19							4,471	$ 77,389
TSR[7]	02/14/20							4,276	$ 74,018

Name/Type of Award	Grant Date	Nonqualified Stock Options and Stock Appreciation Rights		Option Exercise Price[10] ($)	Option Expiration Date	Stock Awards		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[1]
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested (#)[1]		
K. Dillon									
NQSO[2]	02/11/15	15,589		$76.96	2/11/2022				
NQSO[2]	02/14/20		240,539	$40.03	2/14/2030				
RSU[3]	02/07/18					5,009	$ 86,706		
RSU[3]	02/15/19					14,635	$ 253,332		
RSU[3]	02/14/20					17,729	$ 306,889		
CROCE[5]	02/14/20							4,433	$ 76,735
TSR[7]	02/07/18							3,933	$ 68,080
TSR[7]	02/15/19							6,281	$108,724
TSR[7]	02/14/20							4,205	$ 72,789
C. Champion									
NQSO[2]	02/14/20		142,693	$40.03	2/14/2030				
RSU[9]	08/08/19					862	$ 14,921		
RSU[3]	02/14/20					10,517	$ 182,049		
CROCE[5]	02/14/20							2,630	$ 45,525
TSR[7]	02/14/20							2,495	$ 43,188
E. Lowe									
NQSO[2]	02/11/15	20,786		$76.96	2/11/2022				
NQSO[2]	02/14/20	285,385		$40.03	2/14/2030				
RSI[4]	07/09/14							13,955	$241,561
CROCE[5]	02/14/20							5,259	$ 91,033
PRI[6]	07/08/15							6,893	$119,318
TSR[7]	02/07/18							4,588	$ 79,418
TSR[7]	02/15/19							5,216	$ 90,289
TSR[7]	02/14/20							4,989	$ 86,360
C. Burgher									
NQSO[2]	02/14/20	277,231		$40.03	2/14/2030				
CROCE[5]	02/14/20							5,109	$ 88,437
TSR[7]	02/07/18							3,933	$ 68,080
TSR[7]	02/15/19							5,067	$ 87,710
TSR[7]	02/14/20							4,847	$ 83,902
O. Brown									
NQSO[2]	02/14/20	212,000		$40.03	2/14/2030				
CROCE[5]	02/14/20							3,907	$ 67,630
TSR[7]	02/07/18							4,120	$ 71,317
TSR[7]	02/15/19							5,535	$ 95,811
TSR[7]	02/14/20							3,706	$ 64,151

[1] The dollar amounts shown represent the product of the number of shares or units shown in the column immediately to the left and $17.31, the closing price of Occidental's common stock on the NYSE on December 31, 2020.

[2] The 2015 NQSO award vested ratably over a three-year period with one-third becoming exercisable on each of February 11, 2016, 2017, and 2018. One-third of each of the 2020 NQSO award and the 2020 SAR award vested on February 28, 2021, and the remaining unvested portion of each will vest ratably on February 28, 2022 and 2023. The closing price of Occidental's common stock on the NYSE on December 31, 2020 ($17.31) was not in excess of the strike price of the NQSO award or the grant price of the SAR award.

[3] The RSU awards vest ratably over a three-year period, subject to continued employment. The unvested portion of the RSU award granted in February 2018 vested on February 28, 2021; one-third of the RSU award granted in February 2019 vested on February 28, 2021 and the remaining unvested portion will vest on February 28, 2022; one-third of the RSU award granted in February 2020 vested on February 28, 2021 and the remaining unvested portion will vest ratably on February 28, 2022 and 2023.

(4) Pursuant to SEC rules, values shown for the restricted stock incentive (RSI) awards assume that the RSI awards will pay out; however, based on the performance of Occidental through December 31, 2020, the 2014 RSI awards are not expected to pay out. The shares underlying the RSI awards granted in 2014 are forfeitable until the certification by the Compensation Committee that the performance goal is met, which must be satisfied no later than June 30, 2021. If the performance goal is not achieved, then the shares underlying the award will forfeit. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(5) Pursuant to SEC rules, values shown for the CROCE awards granted in 2020 reflect an estimated payout at threshold; however, based on Occidental's performance through December 31, 2020, the 2020 CROCE awards are not expected to pay out.

(6) The performance retention incentive (PRI) award vested in four equal annual tranches. The first tranche of the PRI award is still outstanding and subject to a performance condition. Pursuant to SEC rules, the values shown assume that the first tranche of the award will pay out; however, the first tranche of the PRI award is not expected to pay out based on Occidental's performance through December 31, 2020. If the performance goal underlying the first tranche of the PRI award is not met by June 30, 2022, the shares will forfeit. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(7) Pursuant to SEC rules, the values shown for the 2019 and 2020 TSR awards reflect an estimated payout at the threshold performance level; however, based on Occidental's performance through December 31, 2020, the 2019 and 2020 TSR awards are not expected to pay out. The TSR awards vest based on the achievement of the applicable performance goal over the performance period. The performance periods for the 2019 and 2020 TSR awards end on December 31, 2021 and December 31, 2022, respectively. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(8) The phantom stock unit (PhSU) award vests ratably over a two-year period, subject to continued employment. One-half of the PhSU award granted in November 2019 vested on November 1, 2020, and the remaining unvested portion will vest on November 1, 2021.

(9) In connection with the Anadarko acquisition, awards of Anadarko restricted stock units (APC RSUs) converted into awards of Occidental restricted stock units and cash in an amount equal to the merger consideration, which vest pursuant to the terms and conditions of the APC RSUs as in effect prior to the merger effective date. The cash component of the merger consideration is not reflected in this table.

(10) Anti-dilution adjustments were made to the exercise price and the number of shares of common stock underlying the 2020 NQSO and SAR awards in connection with the warrant distribution on August 3, 2020.

Stock Vested in 2020

The following table summarizes, for the named executive officers, the stock awards vested during 2020. No NQSO or SAR awards were exercised by the named executive officers in 2020.

PREVIOUSLY GRANTED STOCK AWARDS VESTED IN 2020

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
V. Hollub	84,542	$ 3,145,961
R. Peterson	32,692	$ 946,583
M. Backus	30,406	$ 1,089,160
K. Dillon	17,286	$ 565,944
C. Champion	7,169	$ 87,721
E. Lowe	79,648	$ 2,035,335
C. Burgher	99,092	$ 1,992,371
O. Brown	75,084	$ 1,195,718

(1) Amounts shown represent the product of the number of shares vested and the closing price of Occidental's common stock on the NYSE on either the award's certification date, for performance-based awards, or the award's vesting date, for time-vested awards. In each case, the number of shares acquired at vesting and the value realized at vesting do not include any reduction in vested shares or value realized associated with the cancellation of shares to satisfy taxes.

Pension Benefits

In conjunction with the Anadarko acquisition, Occidental acquired certain Anadarko defined benefit pension plans, including the Anadarko Retirement Plan (the APC Retirement Plan), which is a funded tax-qualified defined benefit pension plan consisting of a final average pay feature and a personal wealth account (PWA) feature. Effective as of December 31, 2019, the PWA feature was transferred to a defined benefit pension plan sponsored by Occidental. Thereafter, effective as of June 30, 2020, the APC Retirement Plan and the PWA feature were frozen.

In addition, Occidental acquired the Anadarko Retirement Restoration Plan (the APC Retirement Restoration Plan), which is a non-qualified pension benefit plan designed to provide for supplementary pension benefits due to tax law limitations that restrict the amount of benefits payable under tax-qualified plans. Effective as of June 30, 2020, the APC Retirement Restoration Plan was frozen.

APC Retirement Plan and APC Retirement Restoration Plan

Prior to the Anadarko acquisition, the APC Retirement Plan covered all eligible U.S.-based Anadarko employees, except for legacy Kerr-McGee employees, and the APC Retirement Restoration Plan covered certain U.S.-based Anadarko employees, except for legacy Kerr-McGee employees, who were affected by certain tax law limitations applicable to the APC Retirement Plan. The PWA feature was a program that consisted of company contributions to a notional account based on points (age and length of service), plus weekly interest credits. The pay credits provided under the PWA feature (expressed as a percentage of eligible compensation) as of June 30, 2020 were as follows:

Points	Pay Credit
80 or more	13%
70	11%
60	9%
50	7%
40	6%
Less than 40	5%

Although the APC Retirement Plan is frozen, a PWA participant's account accrues interest credits, which are applied weekly, at an interest rate that is equal to the annual effective rate of the variable interest rate; however, the annual interest credit will never be less than a 3.24% annual rate, unless a lower rate is required to comply with any requirement that the rate of interest be reasonable or market rate, or unless the minimum interest rate is otherwise impermissible by law. Similar interest credits are applied to a participant's account in the APC Retirement Restoration Plan.

The present values provided in the table below are based on the pension benefits accrued through December 31, 2020, assuming that such benefit is paid in the same form as reflected in the accounting valuation. The benefits are assumed to commence at the specified plan's normal retirement age, which is age 65. All pre-retirement decrements such as pre-retirement mortality and terminations have been ignored for the purposes of these calculations.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)[1]	Payments During Last Fiscal Year
Christopher O. Champion Vice President, Chief Accounting Officer and Controller	Anadarko Retirement Plan	5.083	132,908	—
	Anadarko Retirement Restoration Plan	5.083	299,265	—

[1] The present value of accumulated benefits was determined using the ASC 715 assumptions in effect on December 31, 2020. As of December 31, 2020, the ASC 715 discount rates were 1.83% and 2.35% for the APC Retirement Restoration Plan and the APC Retirement Plan, respectively. The assumed lump sum interest rate was 1.67% for each of the plans. Note that the amounts shown are determined according to prescribed SEC assumptions and may not reflect the benefits actually payable from the plans if Mr. Champion were to have retired during the last fiscal year.

Nonqualified Deferred Compensation

Supplemental Retirement Plan II

Employees whose participation in Occidental's tax-qualified defined contribution plans is limited by applicable tax laws are eligible to participate in Occidental's SRP II, which provides additional retirement benefits outside of those limitations.

Annual plan allocations for each participant restore the amounts that would have accrued for salary, annual cash incentive award amounts and bonus amounts, if any, under the qualified plans, but for the tax law limitations. Account balances are fully vested after three years of service and are payable following separation from service, or upon attainment of a specified age elected by the participant. Each of the named executive officers is fully vested in his or her aggregate balance shown on page 59.

Interest on SRP II accounts is allocated daily to each participant's account. The amount of interest earnings is calculated using a rate equal to the five-year U.S. Treasury Note rate on the last business day of the processing month plus 2%, on a daily basis with monthly compounding.

Modified Deferred Compensation Plan

Under the MDCP, the maximum amount of an executive officer's salary or annual cash incentive award payment that may be deferred for any one year is limited to $150,000. A participant's overall plan balance must be less than $2 million at the end of any given year to enable a participant to defer compensation for the subsequent year. Deferred amounts earn interest at a rate equal to the five-year U.S. Treasury Note rate plus 2%.

The following table sets forth the 2020 contributions, earnings, withdrawals and balances under the SRP II and the MDCP, to the extent the named executive officers participated in such plans. The footnotes provide information about other amounts that were reported as earned in the Summary Compensation Table on page 51 for 2020 and prior years.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan	Executive Contributions in 2020[1]	Occidental Contributions in 2020[2]	Aggregate Earnings in 2020	Aggregate Withdrawals/ Distributions in 2020	Aggregate Balance at 12/31/20[3]
V. Hollub	SRP II	$ —	$ 224,153	$ 72,307	$ —	$2,981,101
	MDCP	$ —	$ —	$ 9,209	$ —	$ 368,417
R. Peterson	SRP II	$ —	$ 209,059	$ 34,776	$ —	$1,476,492
	MDCP	$ —	$ —	$ —	$ —	$ —
M. Backus	SRP II	$ —	$ 255,419	$ 33,673	$ —	$1,445,414
	MDCP	$ —	$ —	$ —	$ —	$ —
K. Dillon	SRP II	$ —	$ 241,644	$ 45,953	$ —	$1,925,713
	MDCP	$ —	$ —	$ —	$ —	$ —
C. Champion	SRP II	$ —	$ 20,230	$ 85	$ —	$ 20,315
	MDCP	$ —	$ —	$ —	$ —	$ —
	APC SRP[4]	$ —	$ 32,446	$ 66,774	$ —	$ 530,107
E. Lowe	SRP II	$ —	$ 184,861	$ 66,348	$ —	$2,723,566
	MDCP	$ —	$ —	$ 29,094	$ —	$1,163,885
C. Burgher	SRP II	$ —	$ 144,119	$ 16,610	$ —	$ 696,452
	MDCP	$ —	$ —	$ —	$ —	$ —
O. Brown	SRP II	$ —	$ 159,786	$ 25,974	$ —	$1,073,302
	MDCP	$ —	$ —	$ —	$ —	$ —

[1] No employee contributions are permitted to the SRP II.

[2] Amounts represent Occidental's 2020 contributions to the SRP II, MDCP and APC SRP, which are reported under "All Other Compensation" in the Summary Compensation Table on page 51.

[3] The aggregate balance for each named executive officer who participates in the SRP II and/or the MDCP, as applicable, reflects the cumulative value, as of December 31, 2020, of the contributions to the named executive officer's account, earnings on those contributions and any withdrawals or distributions since the named executive officer began participating in the plan. We previously reported Occidental contributions for the named executive officers in the Summary Compensation Table for fiscal years prior to 2020 in the following aggregate amounts: Ms. Hollub – $1,958,011; Ms. Backus – $907,943; Mr. Lowe – $1,895,104; Mr. Burgher – $511,981; and Mr. Brown – $318,477.

[4] Due to tax law limitations, Anadarko also maintains the Anadarko Savings Restoration Plan, which was frozen effective as of June 30, 2020. It accrued a benefit equal to the excess, if any, of certain contributions that would have been allocated to a participant's 401(k) plan account each year without regard to the tax law limitation over amounts that were, in fact, allocated to a participant's account.

Executive Severance and Change in Control

Occidental adopted the Severance Plan and the CIC Severance Plan (each as defined below) to allow Occidental's executives to continue to exercise their judgment and perform their responsibilities without the potential for distraction that can arise from concerns regarding their personal circumstances. In reviewing each plan, the Compensation Committee consulted with its independent compensation consultant, Meridian Compensation Partners, LLC, to develop market-based severance benefits that are competitive within the oil and gas industry and that reflect broader U.S. industry practices.

Receipt of any severance benefits is subject to the executive's execution of a release of any claims against Occidental, as well as compliance with any restrictive covenants that the Compensation Committee determines in its discretion.

Executive Severance Plan

In March 2020, Occidental adopted the Occidental Petroleum Corporation Executive Severance Plan (the Severance Plan), which is applicable to Occidental's executive officers. Occidental previously did not maintain any severance arrangements for its executive officers.

The Severance Plan provides severance benefits in the event that an eligible executive's employment with Occidental and its subsidiaries is terminated other than for "cause" (as defined in the Severance Plan). The Severance Plan does not provide benefits upon a resignation by an executive for any reason. The severance benefits provided under the Severance Plan are as follows:

- **Cash Severance**. Cash severance equal to 1.5 times (or, in the case of Occidental's chief executive officer, two times) the sum of (A) the executive's base salary and (B) the executive's annual bonus for the year of termination. For terminations on or before December 31, 2021, (i) base salary will be deemed to be the higher of the executive's base salary in effect on March 1, 2020 and that in effect on the termination date and (ii) the executive's annual bonus for the year of termination will be deemed to be the actual bonus earned for the year of termination based on actual performance. For terminations after December 31, 2021, the executive's base salary on the termination date and target bonus for the year of termination will apply.

- **Pro Rata Bonus**. The pro rata portion of the executive's annual bonus for the year of termination, determined based on (x) actual performance for the year of termination, if the termination date is on or before December 31, 2021, or (y) target bonus, if the termination date is after December 31, 2021.

- **Welfare Benefits**. Continued participation of the executive (and eligible dependents) in the basic life, medical and dental plans in which the executive participated immediately before the termination date at the same rates and levels that the executive participated prior to termination, in accordance with the terms of such plans for two years following the termination date.

- **Accelerated Vesting of Service Condition Under Long-Term Incentive Awards**. The service-based vesting condition of any long-term incentive award would vest (x) in full, if the executive's termination date is on or before December 31, 2021, or (y) on a pro-rata basis, if the executive's termination date is after December 31, 2021. If the award is also subject to performance-based vesting conditions, the award (or the pro rata portion of such award, as applicable) would continue to be subject to the satisfaction of the applicable performance conditions. Any individual performance goals that are not based on objective financial performance criteria would be deemed earned at target performance.

- **Outplacement**. Outplacement services for up to nine months following the termination date.

The Severance Plan also includes a "net best after tax provision" such that if any of the executive's payments under the Severance Plan or otherwise would be subject to "golden parachute" excise taxes under the IRC, the payments to the executive will be reduced in order to limit or avoid the "golden parachute" excise tax if and to the extent such reduction would produce an expected better after-tax result for the executive.

Change in Control Severance Plan

In May 2020, Occidental adopted the Occidental Petroleum Corporation Executive Change in Control Severance Plan (the CIC Severance Plan), which provides enhanced severance benefits to Occidental's executive officers upon qualifying terminations of employment within two years following a Change in Control (as defined in the CIC Severance Plan).

The CIC Severance Plan complements Occidental's Executive Severance Plan, which provides severance benefits upon qualifying terminations before a Change in Control and after the two-year protection period following the Change in Control but does not provide for enhanced change-in-control protections.

Severance benefits are payable under the CIC Severance Plan if an eligible executive's employment with Occidental and its subsidiaries is terminated within two years following a Change in Control either (a) by Occidental (other than for "cause" (as defined in the CIC Severance Plan)) or (b) by the eligible executive for "good reason" (as defined in the CIC Severance Plan). The severance benefits provided under the CIC Severance Plan are as follows:

- **Cash Severance**. Cash severance equal to 2.00 times (or, in the case of the Company's chief executive officer, 2.99 times) the sum of (A) the executive's base salary (based on the highest base salary in effect at any time during the three-year period preceding the Change in Control or at any time on or after the Change in Control) and (B) the executive's target annual bonus.

- **Pro Rata Bonus**. The pro rata portion of the executive's annual bonus for the year of termination, determined based on the greater of (A) the executive's target annual bonus and (B) the amount of such bonus that would have been due for the full year based on actual results for such year, had the executive remained employed through the payment date.

- **Welfare Benefits**. Continued participation of the executive (and eligible dependents) in the basic life, medical and dental plans in which the executive participated immediately before the termination date at the same rates and levels that the executive participated prior to termination, in accordance with the terms of such plans for two years following the termination date.

- **Accelerated Vesting of Long-Term Incentive Awards**. Vesting of all outstanding long-term incentive awards with performance-based awards vesting at the greater of target performance and actual performance, except that any individual performance goals that are not based on objective financial performance criteria would be deemed earned at target performance.

- **Outplacement**. Outplacement services for up to nine months following the termination date.

Like the Severance Plan, the CIC Severance Plan also includes a "net best after tax provision."

Potential Payments upon Termination or Change in Control

Payments and other benefits provided to named executive officers in various termination circumstances or in connection with a change in control are subject to certain policies, plans and agreements. The material terms of these arrangements are summarized below. Except as described in this CD&A, Occidental does not have any other agreements or plans that will require compensation to be paid to named executive officers in the event of a termination of employment or a change in control.

Golden Parachute Policy. Occidental's Golden Parachute Policy provides that, subject to certain exceptions, Occidental will not grant Golden Parachute Benefits (as defined in the policy) to any senior executive that exceed 2.99 times his or her salary plus annual cash incentive pay, unless the grant of such benefits is approved by a vote of Occidental's shareholders. The complete Golden Parachute Policy is available at www.oxy.com.

Outstanding Equity Awards. Awards granted to the named executive officers since 2015 (those granted under the 2015 LTIP) are subject to double-trigger vesting upon a "change in control" (as defined in the 2015 LTIP). Payout under each of the outstanding equity awards based on various termination circumstances or in connection with a change in control are described in more detail in the footnotes to the Potential Payments table on page 63.

Potential Payments

In the table that follows, payments and other benefits provided to the named executive officers in connection with various termination and change in control situations are set out as if the conditions for payment had occurred and the applicable triggering events took place on December 31, 2020, when the closing price of Occidental's common stock was $17.31. The amounts shown are in addition to the payments and benefits that are potentially available to all full-time salaried U.S. dollar payroll employees, such as amounts vested under the Savings Plan and other tax-qualified retirement plans, amounts vested under Occidental's nonqualified deferred compensation plans, payment for accrued PTO up to a maximum accrual ceiling of 350 hours, and disability benefits, among others.

Actual amounts to be paid will depend on several factors, such as the date of each named executive officer's separation from Occidental or the occurrence of a change in control event, Occidental's ultimate achievement of performance goals underlying performance awards and the price of Occidental's common stock when such awards are earned, if at all. The disclosures below do not take into consideration any requirements under Section 409A of the Internal Revenue Code, which could affect, among other things, the timing of payments and distributions.

POTENTIAL PAYMENTS

Name/Type of Award[1]	Retirement with Occidental Consent	Death or Disability	Termination for Cause; Voluntary Termination	Involuntary Termination without Cause[2]	Change in Control	Change in Control and Qualifying Termination[3]
V. Hollub						
RSU Awards[4]	$1,024,042	$1,024,042	$ —	$2,921,928	$ —	$ 2,921,928
RSI Awards[5]	$ —	$ —	$ —	$ —	$241,561	$ 241,561
CROCE Awards[6]	$ —	$ —	$ —	$ —	$ —	$ 1,092,278
PRI Awards[7]	$ —	$ —	$ —	$ —	$149,143	$ 149,143
TSR Awards[8]	$ —	$ —	$ —	$ —	$ —	$ 3,537,749
NQSOs[9]	$ —	$ —	$ —	$ —	$ —	$ —
SAR Awards[10]	$ —	$ —	$ —	$ —	$ —	$ —
Cash Severance[11]	$ —	$ —	$ —	$4,725,000	$ —	$10,091,250
Pro-Rata Bonus[11]	$1,012,500	$1,012,500	$ —	$1,012,500	$ —	$ 2,025,000
Health & Welfare Benefits[11]	$ —	$ —		$ 35,518	$ —	$ 35,518
Outplacement[11]	$ —	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	$2,036,542	$2,036,542	$ —	$8,724,946	$390,704	$20,124,427

Name/Type of Award[1]	Retirement with Occidental Consent	Death or Disability	Termination for Cause; Voluntary Termination	Involuntary Termination without Cause[2]	Change in Control	Change in Control and Qualifying Termination[3]
R. Peterson						
RSU Awards[4]	$ 267,059	$ 267,059	$ —	$ 699,843	$ —	$ 699,843
RSI Awards[5]	$ —	$ —	$ —	$ —	$ 80,526	$ 80,526
PRI Awards[7]	$ —	$ —	$ —	$ —	$ 44,746	$ 44,746
TSR Awards[8]	$ —	$ —	$ —	$ —	$ —	$ 983,364
NQSOs[9]	$ —	$ —	$ —	$ —	$ —	$ —
PhSUs[12]	$ —	$ 398,199	$ —	$ 767,473	$ —	$ 767,473
Cash Severance[11]	$ —	$ —	$ —	$1,387,500	$ —	$ 2,450,000
Pro-Rata Bonus[11]	$ 300,000	$ 300,000	$ —	$ 300,000	$ —	$ 600,000
Health & Welfare Benefits[11]	$ —	$ —	$ —	$ 47,403	$ —	$ 47,403
Outplacement[11]	$ —	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	$ 567,059	$ 965,258	$ —	$3,232,219	$125,272	$ 5,703,355
M. Backus						
RSU Awards[4]	$ 278,016	$ 278,016	$ —	$ 655,426	$ —	$ 655,426
RSI Awards[5]	$ —	$ —	$ —	$ —	$107,374	$ 107,374
CROCE Awards[6]	$ —	$ —	$ —	$ —	$ —	$ 312,082
PRI Awards[7]	$ —	$ —	$ —	$ —	$ 65,640	$ 65,640
TSR Awards[8]	$ —	$ —	$ —	$ —	$ —	$ 877,911
NQSOs[9]	$ —	$ —	$ —	$ —	$ —	$ —
Cash Severance[11]	$ —	$ —	$ —	$1,695,000	$ —	$ 3,060,000
Pro-Rata Bonus[11]	$ 400,000	$ 400,000	$ —	$ 400,000	$ —	$ 800,000
Health & Welfare Benefits[11]	$ —	$ —	$ —	$ 19,968	$ —	$ 19,968
Outplacement[11]	$ —	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	$ 678,016	$ 678,016	$ —	$2,800,394	$173,014	$ 5,928,401
K. Dillon						
RSU Awards[4]	$ 264,826	$ 264,826	$ —	$ 646,927	$ —	$ 646,927
CROCE Awards[6]	$ —	$ —	$ —	$ —	$ —	$ 306,889
TSR Awards[8]	$ —	$ —	$ —	$ —	$ —	$ 998,268
NQSOs[9]	$ —	$ —	$ —	$ —	$ —	$ —
Cash Severance[11]	$ —	$ —	$ —	$1,612,500	$ —	$ 2,950,000
Pro-Rata Bonus[11]	$ 400,000	$ 400,000	$ —	$ 400,000	$ —	$ 800,000
Health & Welfare Benefits[11]	$ —	$ —	$ —	$ 32,932	$ —	$ 32,932
Outplacement[11]	$ —	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	$ 664,826	$ 664,826	$ —	$2,722,359	$ —	$ 5,765,016
C. Champion						
RSU Awards[4]	$ 50,874	$ 50,874	$ —	$ 182,049	$ —	$ 182,049
CROCE Awards[6]	$ —	$ —	$ —	$ —	$ —	$ 182,049
TSR Awards[8]	$ —	$ —	$ —	$ —	$ —	$ 172,719
NQSOs[9]	$ —	$ —	$ —	$ —	$ —	$ —
APC Conversion RSU Awards[13]	$ —	$ 14,904	$ —	$ 14,904	$ —	$ 14,904
Cash Retention[14]	$ —	$ 316,666	$ —	$ 316,666	$ —	$ 316,666
Cash Severance[11]	$ —	$ —	$ —	$1,390,500	$ —	$ 1,854,000
Pro-Rata Bonus[11]	$ 412,000	$ 412,000	$ —	$ 412,000	$ —	$ 412,000
Health & Welfare Benefits[11]	$ —	$ —	$ —	$ 53,763	$ —	$ 53,763
Outplacement[11]	$ —	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	$ 462,874	$ 794,444	$ —	$2,399,882	$ —	$ 3,218,150

(1) The treatment of outstanding equity awards in connection with each termination scenario specified in this table is summarized in the chart below:

Type of Award	Retirement with Occidental Consent	Death or Disability	Involuntary Termination without Cause[2]	Change in Control	Change in Control and Qualifying Termination[3]
RSI	Award vests on a pro-rata basis, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award vests in full, subject to actual performance.	Award becomes nonforfeitable.	Award vests at greater of the target level or actual performance.
RSU, PhSU	Award vests on a pro-rata basis.	Award vests on a pro-rata basis.	Award vests in full.	No effect.	Award vests in full.
PRI	Award vests on a pro-rata basis, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award vests in full, subject to actual performance.	Award is converted into restricted shares, subject to continued service vesting.	Award vests at greater of target level or actual performance.
CROCE, TSR	Award vests on a pro-rata basis, subject to actual performance; if retirement occurs on or after the 12-month anniversary of the grant date, the award vests in full, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award vests in full, subject to actual performance.	Award is converted into restricted shares at target level, subject to continued service vesting.	Award vests at greater of target level or actual performance.
NQSO, SAR	Award vests on a pro-rata basis.	Award vests on a pro-rata basis.	Award vests in full.	No effect.	Award vests in full.

(2) Applicable to involuntary terminations without cause prior to December 31, 2021.

(3) A qualifying termination means a termination by Occidental other than for "cause" or a termination by the named executive officer for "good reason" (in each case, as defined in the CIC Severance Plan) within 24 months following the date of the "Change in Control" (as defined in the CIC Severance Plan).

(4) The dollar amount shown represents the value realized upon the vesting of the RSU awards upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental's year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award.

(5) The dollar amount shown represents the value realized upon the vesting of the RSI awards upon the achievement and certification of the underlying performance goal, which is equal to the product of Occidental's year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award. No payout of the RSI awards is shown in connection with the grantee's retirement, disability, death or termination without cause because the underlying performance goals are not expected to be achieved based on Occidental's performance through December 31, 2020.

(6) No payout of the CROCE awards is shown in connection with the grantee's retirement, disability, death or termination without cause because the underlying performance goals are not expected to be achieved based on Occidental's performance through December 31, 2020.

(7) No payout amount is shown in the case of the grantee's retirement, disability, death or termination without cause because the underlying performance goal of tranche 1 of the PRI award is not expected to be achieved based on Occidental's performance through December 31, 2020. Tranches 2, 3 and 4 paid out in 2017, 2018 and 2019, respectively. In the case of a change in control and a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of tranche 1 of the PRI award into vested restricted stock (as the service vesting requirements for that tranche have been met), which is equal to the product of the year-end closing stock price and the number of shares underlying tranche 1 of the PRI award.

(8) No payout of the TSR awards is shown in connection with the grantee's retirement, disability, death or termination without cause because the underlying performance goals are not expected to be achieved based on Occidental's performance through December 31, 2020.

(9) No payout of the NQSO award is shown in the table as Occidental's closing stock price on December 31, 2020 was not in excess of the strike price of the NQSO award.

(10) No payout of the SAR award is shown in the table as Occidental's closing stock price on December 31, 2020 was not in excess of the grant price of the SAR award.

(11) For more information, see "*Executive Compensation Tables – Executive Severance and Change in Control*" beginning on page 59.

(12) The dollar amount shown represents the value realized upon the pro-rata vesting of the PhSU award upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental's year-end closing stock price and the number of PhSUs that vest in accordance with the terms of the applicable award.

(13) In connection with the Anadarko acquisition, awards of APC RSUs converted into awards of Occidental RSUs and cash in an amount equal to the merger consideration, which vest pursuant to the terms and conditions of the APC RSUs as in effect prior to the merger effective date. The cash component of the merger consideration is not reflected in this table.

(14) The dollar amounts shown represent payments to be received by Mr. Champion pursuant to that certain Retention Agreement effective as of August 8, 2019 between Occidental and Mr. Champion.

PAYMENTS TO FORMER OFFICERS

Messrs. Burgher, Brown and Lowe terminated employment with Occidental during 2020 under the Executive Severance Plan. Pursuant to the Executive Severance Plan, in 2020, Mr. Burgher received $819,448 in cash severance (comprised of $742,089 based on a multiple of base salary and $77,359 in other benefits) and Mr. Brown received $892,748 in cash severance (comprised of $723,288 based on a multiple of base salary and $169,460 in other benefits). Pursuant to the Executive Severance Plan, in 2021, Mr. Burgher is entitled to receive $420,411 in cash severance, Mr. Brown is entitled to receive $236,712 in cash severance and Mr. Lowe is entitled to receive $1,537,500 (comprised of $975,000 based on a multiple of base salary and $562,500 of bonus). Under the Executive Severance Plan, Mr. Lowe is also entitled to a payment equal to $375,000, which is his 2020 annual bonus paid in 2021.

Under the Executive Severance Plan, Messrs. Burgher, Brown and Lowe are also entitled to continuation of welfare benefits for the two-year period following termination, which is equal to approximately $36,212, $49,099 and $39,000, respectively, as well as outplacement benefits for a period of up to nine months. Messrs. Burgher and Lowe have not utilized the outplacement benefits to date. Mr. Brown has utilized outplacement services equal to $45,000.

See "*Executive Compensation Tables – Grants of Plan-Based Awards*" beginning on page 53 for more information on the accelerated vesting of Messrs. Burgher, Brown and Lowe's long-term incentive awards pursuant to the Executive Severance Plan.

PAY RATIO

For 2020, the annual total compensation of the median compensated employee of Occidental was $136,231; the annual total compensation of Ms. Hollub for purposes of this pay ratio disclosure was $14,188,467; and the ratio of these amounts is approximately 104 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on Occidental's payroll records and the methodology described below.

Pay Ratio Methodology. To identify the "median employee" (as defined by SEC rules), as well as to determine the annual total compensation of the median employee, we used certain permitted assumptions, adjustments and estimates, as described further below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Employee Population. We identified the median employee from Occidental's employee population as of October 1, 2020. We shifted the employee identification date from December 1 for administrative convenience in collecting employee data. After excluding 613 employees pursuant to the de minimis exemption (as described below), Occidental's employee population consisted of 11,664 employees. Under the de minimis exemption, Occidental was permitted to exclude up to 5% of its total employees who are non-U.S. employees. Occidental relied on this exemption to exclude the employee populations of the following jurisdictions, which collectively accounted for less than 5% of Occidental's total employee population of 12,277 as of October 1, 2020: Chile (105); Colombia (506); Côte d'Ivoire (1); and The Netherlands (1).

Compensation Measure to Identify Median Employee. To identify the median employee, we used the annual salary or wages of each employee as of October 1, 2020, plus any annual bonus paid to each employee during 2020, each as reported in Occidental's payroll systems. We did not annualize the salary of any temporary employees.

Total Compensation in 2020. We calculated the median employee's compensation for 2020 in accordance with the requirements of Item 402 of Regulation S-K, which is equal to the amount of the median employee's compensation for 2020 that would have been reported in the Summary Compensation Table on page 51, plus Occidental's contributions for the median employee's non-discriminatory health and welfare benefits. With respect to the annual total compensation of Ms. Hollub, we used the amount reported in the "Total" column of the Summary Compensation Table on page 51, plus Occidental's contributions for Ms. Hollub's non-discriminatory health and welfare benefits.

NON-EMPLOYEE DIRECTOR COMPENSATION

The Governance Committee periodically reviews non-employee director compensation and makes recommendations regarding changes to the Board. The Governance Committee last reviewed non-employee director compensation in 2017 with the assistance of Meridian Partners, LLC (Meridian). Meridian performed a robust review of Occidental's non-employee director compensation program, which included a detailed comparison of Occidental's non-employee director compensation program and practices against those of Occidental's peer companies (as defined on page 40) and against a broader comparator group of Fortune 250 companies based on market capitalization. In February 2021, the Governance Committee determined that it will review non-employee director compensation at its May 2021 meeting.

2020 Compensation Actions. Following the sudden and significant decline in global commodity prices in March 2020, the Board acted to reduce its own compensation, with immediate effect. The Board reduced all components of non-employee director compensation by 15% for the remainder of the 2019-2020 term and for the 2020-2021 term. Then in May 2020, the Board further reduced its own compensation by an additional 15% for the remainder of the 2020-2021 term.



Director Compensation Program

The non-employee directors receive a combination of cash, in the form of an annual retainer payable on a monthly basis, and stock-based compensation. Occidental does not provide option awards; non-equity incentive awards; or retirement plans for non-employee directors. The independent Chairman of the Board, the independent Vice Chairman of the Board and the Committee chairs receive additional compensation for their service due to the increased responsibilities that accompany these positions. Ms. Hollub does not receive any compensation for her service as a director.

The following table describes the components of the 2020 non-employee director compensation program, as reduced as of May 2020:

Compensation Element	2020 Annual Amount*
Annual Cash Retainer	$ 87,500 for non-employee directors
	$ 108,500 for Chairman of the Board
Annual Equity Award	$ 157,500 for non-employee directors
	$ 192,500 for Vice Chairman of the Board
	$ 234,500 for Chairman of the Board
Board or Committee Meeting Fees	None
Committee Chair Additional Annual Equity Award	$ 17,500 for each committee

* Amounts in January to March 2020 were not reduced.

Annual Equity Award

The Board believes that director and shareholder interests should be aligned over the long term. In furtherance of this objective, the majority of non-employee director compensation is equity-based compensation. Directors may elect to receive their annual equity award in shares of common stock or in deferred common stock units.

Common Stock Award. Pursuant to the terms of the award, the director receives shares of common stock that are fully vested at grant, but subject to transfer restrictions. 50% of the shares may not be sold or transferred until the third anniversary of the grant date, and the remaining 50% may not be sold or transferred until the date of the director's separation from service; provided, however, that all of the shares become transferable in the event of certain change in control events or the director's separation from service.

Deferred Common Stock Unit Award. Pursuant to the terms of the award, the director receives deferred stock units that are fully vested at grant, but subject to transfer restrictions. Each deferred stock unit is equivalent to one share of common stock and payable in shares of common stock upon the satisfaction of the deferral period. 50% of the deferred stock units are payable upon the third anniversary of the grant date, and the remaining 50% are payable on the date of the director's separation from service; provided, however, that all of the deferred stock units are payable in the event of certain change in control events or the director's separation from service.

All Other Compensation

Directors are eligible to participate in the Occidental Petroleum Corporation Matching Gift Program, which matches contributions made by employees and directors to educational institutions and organizations, as well as arts and cultural organizations. The limit for such matching contributions is $10,000. Occidental reimburses non-employee directors for expenses related to their Board service, including hotel, airfare, ground transportation and meals.

Stock Ownership Guidelines

Each non-employee director is expected to beneficially own a number of shares of common stock or deferred stock units of Occidental having a market price equal to at least six times the annual cash retainer for non-employee directors within five years of his or her election to the Board. A director who does not meet the minimum ownership guideline may not sell any shares of Occidental common stock until he or she meets the ownership guideline and would continue to meet the ownership guideline following any such sale. As of March 1, 2021, each of our non-employee directors was in compliance with these guidelines.

Director Compensation Table

The table below summarizes the total compensation for each of the non-employee directors in 2020.

COMPENSATION OF DIRECTORS

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation[2]	Total
Spencer Abraham[3]	$ 48,958	$ —	$ —	$ 48,958
Eugene L. Batchelder[3]	$ 56,458	$ —	$ —	$ 56,458
Margaret M. Foran[3]	$ 48,958	$ —	$10,000	$ 58,958
Stephen I. Chazen	$ 85,250	$299,473	$ —	$384,723
Andrew F. Gould	$ 79,167	$212,530	$ —	$291,697
Nicholas Graziano[4]	$ 68,750	$189,386	$ —	$258,136
Carlos M. Gutierrez	$100,000	$175,000	$ —	$275,000
William R. Klesse	$100,000	$157,503	$ —	$257,503
Andrew N. Langham	$ 68,750	$189,386	$ —	$258,136
Jack B. Moore	$100,000	$245,374	$ —	$345,374
Margarita Paláu-Hernández	$ 68,750	$189,386	$ —	$258,136
Avedick B. Poladian	$100,000	$207,520	$ —	$307,520
Robert M. Shearer	$100,000	$175,000	$ —	$275,000
Elisse B. Walter[3]	$ 48,958	$ —	$ —	$ 48,958

[1] Equity awards are granted to each non-employee director on the first business day following the Annual Meeting. Prior to the grant date, directors are given the option to receive their annual equity awards as shares of common stock or as deferred stock units, as described above. In 2020, all non-employee directors elected to receive shares of common stock. The grant date fair value reported in the table is calculated by multiplying the number of shares of common stock granted by a price per share of $13.81, the closing price of Occidental's common stock on the NYSE on June 1, 2020. The dollar amounts shown for Messrs. Moore and Poladian include interim equity awards for committee chairs, reflecting a price per share of $42.04, the closing price of Occidental's common stock on the NYSE on February 13, 2020. The dollar amount shown for Mr. Gould includes a pro-rated equity award upon election to the Board reflecting a price per share of $32.95, the closing price of Occidental's common stock on the NYSE on March 2, 2020. The dollar amount shown for Mr. Chazen includes a pro-rated equity award upon election to the Board reflecting a price per share of $10.83, the closing price of Occidental's common stock on the NYSE on March 19, 2020. The dollar amount shown for Ms. Palau-Hernandez and Messrs. Graziano and Langham includes pro-rated equity awards upon election to the Board reflecting a price per share of $12.83, the closing price of Occidental's common stock on the NYSE on March 26, 2020. These grants are made in whole shares, with fractional share amounts rounded up to the nearest whole share. For information regarding the total number of restricted shares and deferred stock units held by each director, see the Beneficial Ownership of Directors and Executive Officers table on page 70.

[2] A matching contribution in the amount of $10,000 was made on behalf of Ms. Foran pursuant to Occidental's Matching Gift Program.

[3] Mses. Foran and Walter and Messrs. Abraham and Batchelder retired from the Board effective as of the 2020 Annual Meeting of Shareholders.

[4] Mr. Graziano retired from the Board effective as of February 9, 2021.

SECURITY OWNERSHIP

Certain Beneficial Owners and Management

Based on a review of ownership reports filed with the SEC on or before March 1, 2021, the entities listed below were the only beneficial owners of greater than 5% of Occidental's outstanding voting securities as of December 31, 2020, unless otherwise noted below. This information may not be accurate or complete, and Occidental takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

BENEFICIAL OWNERSHIP OF 5% SHAREHOLDERS

Name and Address	Total Number of Shares and Warrants Owned	Percent of Outstanding Common Stock[6]	Sole Voting Power	Shared Voting Power	Sole Investment Power	Shared Investment Power
Dodge & Cox[1] 555 California Street, 40th Floor San Francisco, CA 94104	135,508,313	14.30	129,732,064	—	135,508,313	—
Carl C. Icahn and affiliated entities[2] c/o Icahn Associates Holding LLC 16690 Collins Avenue Sunny Isles Beach, FL 33160	107,932,184	11.37	—	107,932,184	—	107,932,184
The Vanguard Group, Inc.[3] 100 Vanguard Blvd. Malvern, PA 19355	97,574,968	10.48	—	1,390,069	93,866,259	3,708,709
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	53,699,930	5.80	47,525,359	—	53,699,930	—
State Street Corporation[5] One Lincoln Street Boston, MA 02111	50,533,845	5.43	—	47,350,952	—	50,524,646

[1] Pursuant to a Schedule 13G/A filed with the SEC on February 11, 2021. According to the filing, Dodge & Cox has sole voting power with regard to 129,732,064 securities (115,058,697 common shares and 14,673,367 warrants), sole investment power with regard to 135,508,313 securities (120,216,247 common shares and 15,292,066 warrants) and aggregate beneficial ownership of 135,508,313 securities (120,216,247 common shares and 15,292,066 warrants).

[2] The number of shares and warrants owned as of September 30, 2020 is based solely on the Schedule 13D/A filed with the SEC on October 1, 2020 by Carl C. Icahn on behalf of the Icahn Group. According to the filing, (i) the reporting persons beneficially own 107,932,184 securities (88,627,271 common shares and 19,304,913 warrants) in the aggregate; (ii) Icahn Master has sole voting power and sole investment power with regard to 44,875,573 securities (including warrants), and each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared investment power with regard to such shares; and (iii) Icahn Partners has sole voting power and sole investment power with regard to 63,056,611 securities (including warrants), and each of Icahn Onshore, Icahn Capital LP, IPH, Icahn Enterprises Holdings, Icahn Enterprises G.P., Beckton and Mr. Icahn has shared voting power and shared investment power with regard to such shares.

[3] Pursuant to a Schedule 13G/A filed with the SEC on February 10, 2021.

[4] Pursuant to a Schedule 13G/A filed with the SEC on February 5, 2021.

[5] Pursuant to a Schedule 13G filed with the SEC on February 9, 2021.

[6] Pursuant to SEC rules, the percentage of common stock beneficially owned by a shareholder includes shares that would be issued upon exercise of the warrants held by such shareholder but does not include the shares that may be issued upon exercise of warrants held by other shareholders.

Security Ownership

The following table includes certain information regarding the beneficial ownership of Occidental common stock as of March 1, 2021, by each of Occidental's named executive officers, directors, and all executive officers and directors as a group. The address for each person is c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Common Stock[1]	Restricted Stock[2]	Options Exercisable within 60 days	Warrants Exercisable within 60 Days	Total Shares Beneficially Owned	Percent of Outstanding Common Stock[3]
Marcia E. Backus	95,005	6,203	102,325	13,342	216,875	
Oscar K. Brown[4]	36,264	—	212,000	1,250	249,514	
Cedric W. Burgher[4]	118,864	—	277,231	—	396,095	
Christopher O. Champion	12,988	—	47,565	2,097	62,650	
Stephen I. Chazen	259,785	41,346	—	32,472	333,603	
Kenneth Dillon	119,734	—	95,769	14,343	229,846	
Andrew Gould	18,811	—	—	2,351	21,162	
Carlos M. Gutierrez	62,645	—	—	7,832	70,477	
Vicki Hollub	279,628	13,955	373,727	40,710	708,020	
Gary Hu	2,051	—	—	—	2,051	
William R. Klesse	168,092	—	—	29,760	197,852	
Andrew N. Langham	13,890	—	—	1,736	15,626	
Edward A. Lowe[4]	133,116	13,955	306,171	4,408	457,650	
Jack B. Moore	38,427	—	—	4,799	43,226	
Margarita Paláu-Hernández	13,917	—	—	1,737	15,654	
Robert L. Peterson	87,654	4,652	15,589	15,176	123,071	
Avedick B. Poladian	74,616	—	—	9,327	83,943	
Robert M. Shearer	36,890	—	—	4,610	41,500	
All executive officers and directors as a group (17 persons)	1,378,346	66,156	650,564	198,524	2,293,590	

[1] For executive officers, includes shares held through the Occidental Petroleum Corporation Savings Plan as of March 1, 2021. For non-employee directors, includes deferred stock units and/or common stock awards that are subject to restrictions on sale and transfer in the following amounts: Mr. Chazen – 22,631; Mr. Gould – 13,811; Mr. Gutierrez – 32,020; Mr. Hu - 2,051; Mr. Klesse – 19,769; Mr. Langham – 13,890; Mr. Moore – 21,723; Ms. Paláu-Hernández – 13,890; Mr. Poladian – 33,382; and Mr. Shearer – 16,390.

[2] Represents shares granted in 2014 under the 2005 Long-Term Incentive Plan as Restricted Stock Incentive awards, which remain forfeitable until the certification of the achievement of the performance goal.

[3] Less than 1%.

[4] Mr. Lowe transitioned to a non-executive role on May 29, 2020, and his employment with Occidental ended in December 2020; Mr. Burgher transitioned to another role within Occidental on April 3, 2020, and his employment with Occidental ended in May 2020; Mr. Brown's employment with Occidental ended in March 2020.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 (as amended, the Exchange Act), Occidental's executive officers, directors and any beneficial owner of more than 10 percent of any class of Occidental's equity securities are required to file, with the SEC, reports of ownership and changes in ownership of Occidental common stock. Copies of such reports are required to be furnished to Occidental. Based solely on its review of the copies of the reports furnished to Occidental and written representations that no additional reports were required, Occidental believes that, during 2020, all persons required to report complied with the Section 16(a) requirements, with the exception of one Form 4 that was not filed by Occidental on a timely basis to report tax withholding on warrants received by Stephen I. Chazen.

Proposal 3

RATIFICATION OF SELECTION OF KPMG AS OCCIDENTAL'S INDEPENDENT AUDITOR

> The Board of Directors recommends that you vote "FOR" the ratification of the selection of KPMG as Occidental's independent auditor.

Audit Related Matters

Audit and Non-Audit Services Pre-Approval Policy and Procedures

The Audit Committee must give prior approval to any management request for any amount or type of service (audit, audit-related and tax services or, to the extent permitted by law, non-audit services) Occidental's independent auditor provides to Occidental. Additionally, the Audit Committee has delegated to the Audit Committee Chair full authority to approve any such request provided the Audit Committee Chair presents any approval so given to the Audit Committee at its next scheduled meeting. All audit and audit-related services rendered by KPMG LLP in 2020 were approved by the Audit Committee or the Audit Committee Chair before KPMG LLP was engaged for such services. No services of any kind were approved pursuant to the de minimis exception for non-audit services set forth in Rule 2-01 of Regulation S-X.

Audit and Other Fees

KPMG LLP was our independent auditor for the years ended December 31, 2020 and 2019. The aggregate fees billed for professional services rendered to Occidental by KPMG LLP for the years ended December 31, 2020 and 2019, were as follows (in millions):

Services Provided	2020	2019
Audit fees[1]	$14.0	$17.0
Audit-Related fees[2]	$ 0.1	$ —
Tax fees[3]	$ 1.4	$ 0.3
All Other fees	$ —	$ —
Total	$15.5	$17.3

[1] Audit fees include fees necessary to perform the annual audit and quarterly reviews in accordance with generally accepted auditing standards, annual attestation on internal controls over financial reporting and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents and assistance with, and review of, documents filed with the SEC. Audit fees in 2019 as reported in Occidental's 2020 proxy statement have been adjusted to include $1.4 million of additional audit fees billed for fiscal year 2019, which were primarily incurred in connection with the Anadarko acquisition.

[2] Audit-related fees in 2020 related to agreed-upon procedures, an attestation engagement related to our revolving credit facility and a pension plan audit.

[3] Tax fees in 2020 and 2019 related to tax advisory services.

Ratification of Selection of Independent Auditor

The Audit Committee of the Board of Directors of Occidental has selected KPMG LLP as independent auditor to audit the consolidated financial statements of Occidental and its subsidiaries for the year ending December 31, 2021. KPMG LLP has audited Occidental's financial statements since 2002. A member of that firm is expected to be present at the Annual Meeting, will have an opportunity to make a statement, if so desired, and is expected to be available to respond to appropriate questions.

As a matter of good corporate governance, the Board of Directors of Occidental submits the selection of the independent auditor to our shareholders for ratification. A majority of the shares present in person or by proxy at the 2021 Annual Meeting and entitled to vote on this proposal must vote "FOR" the proposal to ratify the auditor selection. Abstentions have the same effect as votes "AGAINST" the proposal. Your broker may vote your shares on the proposal if you do not give your broker voting instructions. If the shareholders do not ratify the selection of KPMG LLP, the Audit Committee will consider whether it is appropriate to select another independent auditor. Even if the shareholders ratify the selection of KPMG LLP, the Audit Committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of Occidental and our shareholders. If KPMG LLP should decline to act or otherwise become incapable of acting or if its employment is discontinued, the Audit Committee will select another independent auditor.

Report of the Audit Committee

The Audit Committee has reviewed and discussed Occidental's audited financial statements for the fiscal year ended December 31, 2020, including management's annual assessment of and report on Occidental's internal control over financial reporting, with management and KPMG LLP, Occidental's independent auditor. In addition, the Audit Committee has discussed with KPMG LLP the matters required to be discussed by the applicable standards of the PCAOB and the SEC. The Audit Committee received from KPMG LLP written disclosures and the letter regarding its independence as required by the applicable requirements of the PCAOB. The Audit Committee has also considered whether the provision of non-audit services provided by KPMG LLP to Occidental is compatible with maintaining their independence and has discussed with KPMG LLP the firm's independence. Based upon the reports and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in Occidental's Annual Report on Form 10-K for the year ended December 31, 2020, to be filed with the SEC.

Respectfully submitted,

THE AUDIT COMMITTEE

Avedick B. Poladian (Chair)
Andrew Gould
Carlos M. Gutierrez
Gary Hu
Robert M. Shearer

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. WHY AM I RECEIVING THESE PROXY MATERIALS?

You are receiving these proxy materials because you held shares of Occidental's common stock on March 12, 2021, the record date, which entitles you to notice of, and to vote at, Occidental's 2021 Annual Meeting to be held on May 7, 2021, and at any adjournment or postponement thereof. The proxy materials include our Notice of Internet Availability, Notice of Annual Meeting of Shareholders, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2020. The proxy materials also include the proxy card for the 2021 Annual Meeting. The proxy materials contain detailed information about the matters to be voted on at the 2021 Annual Meeting and provide updated information about Occidental to assist you in making an informed decision when voting your shares.

Occidental began furnishing the proxy materials to shareholders on March 26, 2021 and will bear all expenses in connection with this solicitation.

2. WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD ON OR ABOUT THE SAME TIME?

It means that your shares are registered differently or are held in more than one account. In order to vote all of your shares, please sign, date and return each proxy card or, if you vote via the Internet or telephone, vote once for each proxy card you receive.

3. WHO IS ENTITLED TO VOTE AT THE MEETING?

Owners of our common stock as of the close of business on March 12, 2021, the record date, are entitled to vote at the 2021 Annual Meeting. The shares owned include shares you held on that date (i) directly in your name as the shareholder of record (registered shareholder) and (ii) in the name of a broker, bank or other holder of record where the shares were held for you as the beneficial owner (in street name). Each share of common stock is entitled to one vote on each matter. As of the record date, there were 933,460,596 shares of our common stock outstanding and entitled to vote. There are no other voting securities of Occidental entitled to vote at the 2021 Annual Meeting outstanding. A complete list of shareholders entitled to vote at the 2021 Annual Meeting will be open to the examination of any shareholder during normal business hours for 10 days prior to the 2021 Annual Meeting at Occidental's headquarters and during the 2021 Annual Meeting at www.virtualshareholdermeeting.com/OXY2021, accessible using the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

4. HOW DO I VOTE MY SHARES?

If you are a shareholder of record as of the record date, you may vote by any of the following methods:

- Voting by Mail. If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your proxy card.

- Voting by Internet. You may vote through the Internet by signing on to the website identified on your proxy card and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.

- Voting by Telephone. You may vote your shares by telephone by calling the toll-free telephone number provided on your proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

- Voting at the Meeting. The 2021 Annual Meeting will be held online to support the health and well-being of our employees and shareholders in the midst of the COVID-19 pandemic. Please have your 16-digit control number on your Notice of Internet Availability, proxy card or in the voting instructions that accompanied your proxy materials to participate in the 2021 Annual Meeting by visiting www.virtualshareholdermeeting.com/OXY2021. You will be able to vote your shares electronically during the 2021 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

If your shares are held in street name, your broker or other nominee has enclosed a proxy card for you to use to direct it how to vote your shares and may also provide additional voting instructions. Please instruct your broker or other nominee how to vote your shares using the form of proxy you received from it or otherwise in accordance with the voting instructions you receive. Please return your completed proxy to your broker or other nominee or contact the person responsible for your account so that your vote can be counted. If your broker or other nominee permits you to provide voting instructions via the Internet or by telephone, you may vote that way as well.

Voting instructions relating to shares of our common stock held in the Occidental Petroleum Corporation Savings Plan and the Oxy Vinyls Savings Plan must be received no later than 11:59 p.m., Central Time, on the date that is two days prior to the 2021 Annual Meeting, so that the trustee of the plan (who votes the shares on behalf of plan participants) has adequate time to tabulate the voting instructions. Shares held in the Occidental Petroleum Corporation Savings Plan that are not voted or for which the trustee does not receive timely voting instructions will be voted by the trustee as directed by our Pension and Retirement Plan Administrative Committee, and shares held in the Oxy Vinyls Savings Plan that are not voted or for which the trustee does not receive timely voting instructions will be voted by the trustee as directed by the Oxy Vinyls Canada Company Retirement Committee.

5. CAN I REVOKE MY PROXY OR CHANGE MY VOTE?

Yes. You may revoke your proxy or change your vote before the 2021 Annual Meeting by filing a revocation with the Corporate Secretary of Occidental, by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) whether made via the Internet, by telephone or by mail, or by attending the 2021 Annual Meeting and voting online during the meeting.

If you hold your shares in street name, you may change your vote by contacting your broker or other nominee and following their instructions.

6. HOW WILL MY SHARES BE VOTED IF I SUBMIT A PROXY CARD BUT DO NOT SPECIFY HOW I WANT TO VOTE?

If you sign your proxy card and return it without marking any voting instructions, your shares will be voted at the 2021 Annual Meeting:

- "FOR" the election of all director nominees (Proposal 1);
- "FOR" Proposals 2 and 3; and
- in the discretion of the persons named as proxies on all other matters that may properly come before the 2021 Annual Meeting or any adjournment or postponement thereof.

7. HOW CAN I ATTEND THE 2021 ANNUAL MEETING?

In light of current information and guidance about the COVID-19 pandemic, to protect the health and well-being of our shareholders and employees, we have decided to hold the 2021 Annual Meeting solely by means of virtual communications. We intend to return to hosting in-person annual meetings in 2022.

You may participate in the 2021 Annual Meeting only if you were a shareholder as of March 12, 2021, the record date, or if you hold a valid proxy. You will be able to participate in the 2021 Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/OXY2021. You also will be able to vote your shares electronically during the 2021 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

To participate in the 2021 Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials. If your shares are held in street name and your voting instruction form indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access and participate in the 2021 Annual Meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the 2021 Annual Meeting.

The Annual Meeting webcast will begin promptly at 8:00 a.m., Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:30 a.m., Central Time, and you should allow ample time for the check-in procedures.

8. WHAT IF I HAVE TECHNICAL DIFFICULTIES DURING CHECK-IN OR THE MEETING?

We will have technicians ready to assist you if you have any technical difficulties during check-in or the meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log in page.

9. WHAT CONSTITUTES A QUORUM AT THE 2021 ANNUAL MEETING?

A majority of all outstanding shares entitled to vote at the 2021 Annual Meeting will constitute a quorum, which is the minimum number of shares that must be present or represented by proxy at the meeting to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present.

10. WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

Proposal 1 will be subject to a majority voting standard because the By-laws provide that in an uncontested election, directors are elected by the majority of votes cast with respect to such director, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have no effect on the vote.

Proposals 2 and 3 require the affirmative vote of a majority of the shares present in person or by proxy at the 2021 Annual Meeting and entitled to vote on the subject matter. You may vote "FOR" or "AGAINST" or "ABSTAIN" when voting for each of these proposals. Abstentions will have the same effect as votes cast "AGAINST" each such proposal and broker non-votes have no effect on the vote.

11. WHAT HAPPENS IF I HOLD SHARES IN STREET NAME AND DO NOT SUBMIT VOTING INSTRUCTIONS? WHAT IS A BROKER NON-VOTE?

If your shares are held in street name and you do not submit voting instructions, under NYSE rules, your broker can vote your shares on Proposal 3, with respect to the ratification of the selection of the independent auditor, but not with respect to the other proposals to be considered.

A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Under the NYSE rules that govern brokers who are voting with respect to shares held in street name, brokers ordinarily have the discretion to vote on "routine" matters (e.g., ratification of the selection of independent public accountants) but not on non-routine matters (e.g., election of directors and advisory votes on executive compensation).

12. IS THE EFFECTIVENESS OF ANY OF THE PROPOSALS CONDITIONED ON THE APPROVAL OF ANOTHER PROPOSAL?

None of the proposals recommended to be adopted by the Board are conditioned on the approval of another proposal.

13. HOW CAN I ASK QUESTIONS DURING THE 2021 ANNUAL MEETING?

As part of the 2021 Annual Meeting, we will hold a live question and answer session, during which we intend, time permitting, to answer all written questions pertinent to Occidental and meeting matters that are submitted before or during the meeting in accordance with the 2021 Annual Meeting's Rules of Conduct, which will be posted on the 2021 Annual Meeting website. Questions may be submitted the day of or during the 2021 Annual Meeting through www. virtualshareholdermeeting.com/OXY2021. Answers to any such questions that are not addressed during the meeting will be published on our Investor Relations website shortly after the meeting. Questions and answers may be grouped by topic and substantially similar questions will be grouped and answered once. We reserve the right to edit or reject questions we deem inappropriate.

14. WHO SHOULD I CONTACT IF I HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING MY SHARES, OR IF I NEED ADDITIONAL COPIES OF THE PROXY MATERIALS?

If you have any questions, please contact Alliance Advisors, Occidental's proxy solicitor, toll-free at 844-885-0175 or at 210-209-8052 or by email at oxy@ allianceadvisors.com.

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Occidental Petroleum Corporation, a Delaware corporation, for use at the Annual Meeting of Shareholders on May 7, 2021, and at any adjournment or postponement of the meeting.

Information Available Online

Occidental's Corporate Governance Policies and other governance policies, its Code of Business Conduct and the charters of the Board's committees are available at www.oxy.com/Investors/Governance, or by writing to the Corporate Secretary's office, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 7, 2021

This proxy statement and Occidental's Annual Report on Form 10-K for the year ended December 31, 2020 (Annual Report), are available without charge on Occidental's website or by writing to the Corporate Secretary's office at the address above. The Annual Report contains the consolidated financial statements of Occidental and its subsidiaries and the reports of KPMG LLP, Occidental's independent auditor.

Householding of Proxy Materials

The SEC permits Occidental, with your permission, to send a single set of proxy materials to any household at which two or more shareholders reside if Occidental believes they are members of the same family. This rule is called "householding" and its purpose is to help reduce printing and mailing costs of proxy materials. To date, the company has not instituted this procedure, but may do so in the future.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of Occidental's common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions or wish to revoke your decision to household. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the Notice of Internet Availability, the Notice of Annual Meeting of Shareholders, Proxy Statement or Annual Report, you may submit a request to our Corporate Secretary at the address above, or by calling the Corporate Secretary's office at 713-552-8654.

Admission to the Annual Meeting

In light of current information and guidance about the COVID-19 pandemic, to protect the health and well-being of our shareholders and employees, we have decided to hold the 2021 Annual Meeting solely by means of virtual communications.

You may participate in the 2021 Annual Meeting only if you were a shareholder as of March 12, 2021, the record date, or if you hold a valid proxy. You will be able to participate in the 2021 Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/OXY2021. You also will be able to vote your shares electronically during the 2021 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials. If your shares are held in street name and your voting instruction form indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access and participate in the 2021 Annual Meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the 2021 Annual Meeting.

The Annual Meeting webcast will begin promptly at 8:00 a.m., Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:30 a.m., Central Time, and you should allow ample time for the check-in procedures.

Voting Instructions and Information

Voting Rights

A Notice of Internet Availability or proxy card is being mailed beginning on March 26, 2021, to each shareholder of record as of the close of business on March 12, 2021, which is the record date for the determination of shareholders entitled to receive notice of, attend and vote at the 2021 Annual Meeting. As of the record date, Occidental had 933,460,596 shares of common stock outstanding. A majority of the outstanding shares of common stock must be represented at the 2021 Annual Meeting, in person or by proxy, to constitute a quorum and to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. You will have one vote for each share of Occidental's common stock you own. You may vote online during the 2021 Annual Meeting or by proxy. Proxies may be submitted by telephone or by Internet at www.proxyvote.com as explained on the Notice of Internet Availability and, if you received a proxy card or voting information form, by marking, signing and returning the card in the envelope provided. Voting via the Internet is a valid proxy voting method under the laws of the state of Delaware, Occidental's state of incorporation. You may not cumulate your votes.

Pursuant to Occidental's By-laws, a complete list of shareholders entitled to vote at the 2021 Annual Meeting will be open to the examination of any shareholder during normal business hours for 10 days prior to the 2021 Annual Meeting at Occidental's headquarters and during the 2021 Annual Meeting at www.virtualshareholdermeeting.com/OXY2021, accessible using the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

Director Election Requirements

Pursuant to Occidental's By-laws, in an uncontested election, directors are elected by the majority of votes cast with respect to such director, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have no effect on the vote. Any director who receives a greater number of votes "AGAINST" his or her election than votes "FOR" in an uncontested election must tender his or her resignation. Unless accepted earlier by the Board, such resignation will become effective on October 31st of the year of the election.

Voting of Proxies

The Board of Directors has designated Mses. Hollub and Clark, and each of them, with the full power of substitution, to vote shares represented by all properly executed proxies. The shares will be voted in accordance with the instructions specified on the proxy card. If no instructions are specified on the proxy card or if you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, the shares will be voted:

- "FOR" all director nominees (see page 16);
- "FOR" the advisory vote to approve named executive officer compensation (see page 33); and
- "FOR" the ratification of the selection of KPMG as Occidental's independent auditor (see page 71).

We are not aware of any matters to be presented at the 2021 Annual Meeting other than those described above. If any matters not described in this proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned or postponed, the proxies can vote your shares at the adjournment or postponement as well.

Broker Votes

If your shares are held in street name, under NYSE rules, your broker can vote your shares on Proposal 3, with respect to the ratification of the selection of the independent auditor, but not with respect to the election of directors or the advisory vote to approve named executive officer compensation. If your broker does not have discretion and you do not give the broker instructions, this will result in a broker non-vote, which will have no effect on the vote.

Confidential Voting Policy

All proxies, ballots and other voting materials are kept confidential, unless disclosure is required by applicable law or expressly requested by you, you include written comments on your proxy card or voting instruction form, or the proxy solicitation is contested. Occidental's confidential voting policy is posted on Occidental's website at www.oxy.com/Investors/Governance and also may be obtained by writing to the Corporate Secretary's office, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Voting Results

The voting results will be included in a Current Report on Form 8-K filed with the SEC and available through the SEC's website or Occidental's website at www.oxy.com, within four business days following the 2021 Annual Meeting, and may also be obtained by writing to the Corporate Secretary's office at the address above.

Solicitation Expenses

The expense of this solicitation will be paid by Occidental. Alliance Advisors has been retained to solicit proxies and to assist in the distribution of proxy materials for a fee estimated at $20,000 plus reimbursement of out-of-pocket expenses. Occidental also will reimburse banks, brokers, nominees and related fiduciaries for the expense of forwarding soliciting material to beneficial owners of its common stock. In addition, Occidental's officers, directors and employees may solicit proxies but will receive no additional or special compensation for such work.

Shareholder Proposals for the 2022 Annual Meeting

Shareholders interested in submitting a proposal for inclusion in the proxy statement and proxy card relating to the 2022 Annual Meeting of Shareholders may do so by following the procedures in Rule 14a-8 under the Exchange Act. To be eligible for inclusion, shareholder proposals must be addressed to Occidental's Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046, and be received no later than the close of business on November 26, 2021.

Under Occidental's By-laws, shareholders must follow certain procedures to introduce an item of business at an annual meeting that is not included in the proxy materials. These procedures require that any such item of business must be submitted in writing to the Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. Notice of the proposed item of business must be received no earlier than January 7, 2022 and no later than February 6, 2022, and must include the information required by Occidental's By-laws. However, if the 2022 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2021 Annual Meeting, the notice must be received no later than the close of business on the tenth day following the day on which notice of the date of the 2022 Annual Meeting was mailed or public disclosure of the meeting date was made, whichever occurs first. A copy of the By-laws may be obtained by writing to the Corporate Secretary at the address listed above. The shareholder submitting the proposal or a representative of the shareholder must present the proposal in person at the meeting. The chairman of the meeting may refuse to allow the transaction of any item of business not presented in compliance with Occidental's By-laws. In addition, the individuals named as proxies may have discretionary voting authority to vote against any such item of business.

Director Nominations for the 2022 Annual Meeting

Nominating Policy

It is the policy of the Governance Committee to consider nominees to the Board of Directors recommended by shareholders. Pursuant to the Nominating Policy, which is available at www.oxy.com/Investors/Governance/Governance-Policies/Pages/ Nominations-for-Directors.aspx, shareholder recommendations must be received by the Corporate Secretary of Occidental no earlier than January 7, 2022 and no later than February 6, 2022 to be considered by the Governance Committee. Each recommendation must include the following information:

1. As to each person whom the shareholder proposes for election or re-election as a director:
    - The name, age, business address and residence address of the person;
    - The principal occupation or employment of the person;
    - The class or series and number of shares of capital stock of Occidental which are owned beneficially or of record by the person; and
    - Any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the SEC.
2. As to the shareholder making the recommendation:
    - The name and address of record of such shareholder; and
    - The class or series and number of shares of common stock of Occidental which are beneficially owned by the shareholder.

The shareholder's recommendation must include the recommended person's written consent to being named as a nominee and to serving as a director if elected.

In prior years, the Governance Committee has identified director candidates through the use of independent search firms, third-party recommendations, and the recommendations of directors and executive officers. The Governance Committee anticipates that, if a vacancy on the Board were to occur, it would use these sources as well as shareholder recommendations to identify candidates.

In deciding if a candidate recommended by a shareholder or identified by another source is qualified to be a nominee, it is the Governance Committee's policy to consider:

- Whether the candidate is independent as defined in Occidental's Corporate Governance Policies and as applied with respect to Occidental and the shareholder recommending the nominee, if applicable;
- Whether the candidate has the business experience, character, judgment, acumen and time to commit in order to make an ongoing positive contribution to the Board;
- Whether the candidate would contribute to the Board achieving a diverse and broadly inclusive membership; and
- Whether the candidate has the specialized knowledge or expertise, such as financial or audit experience, necessary to satisfy membership requirements for committees where specialized knowledge or expertise may be desirable.

If there is a vacancy and the Governance Committee believes that a recommended candidate has strong potential for Board service, the Governance Committee will arrange an interview with the candidate. Pursuant to its charter, the Governance Committee will not recommend any candidate to the Board who has not been interviewed by the Governance Committee.

In accordance with its charter, the Governance Committee annually reviews its performance and reports its findings to the Board. The Governance Committee also assists the Board in performing its self-evaluation, which includes an assessment of whether the Board has the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs.

Advance Notice Procedure to Nominate Candidates

Under Occidental's By-laws, shareholders may nominate a person for election to the Board at an annual meeting by complying with the advance notice procedures in the By-laws and attending the annual meeting to make the necessary motion. For the 2022 Annual Meeting of Shareholders, the notice must be received no earlier than January 7, 2022 and no later than February 6, 2022 and include the information required by Article III, Section 2 of the By-laws. However, if the 2022 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2021 Annual Meeting, the notice must be received by no later than the close of business on the tenth day following the day on which notice of the date of the 2022 Annual Meeting was mailed or such public disclosure was made, whichever occurs first.

Proxy Access Procedure to Nominate Candidates

In 2015, with input from shareholders, the Board amended Occidental's By-laws to permit a group of up to 20 shareholders, owning 3% or more of Occidental's outstanding common stock continuously for at least three years to nominate and include in Occidental's proxy materials directors constituting up to 20% of the Board, but not less than two directors, provided that the shareholder(s) and the nominee(s) meet the requirements in Article III, Section 15 of the By-laws. To be included in the 2022 proxy materials, director nominations pursuant to Article III, Section 15 must be received no earlier than October 27, 2021 and no later than November 26, 2021.

Forward-Looking Statements

This proxy statement contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to statements about Occidental's expectations, beliefs, plans or forecasts. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, many of which involve factors or circumstances that are beyond Occidental's control. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance.

Factors that could cause actual results to differ and that may affect Occidental's results of operations and financial position appear in Part I, Item 1A "Risk Factors" of Occidental's Annual Report on Form 10-K for the year ended December 31, 2020, and in Occidental's other filings with the SEC.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement.

ANNEX A

Reconciliations to GAAP

This Proxy Statement refers to cash return on capital employed (CROCE), which is a supplemental measure not calculated in accordance with generally accepted accounting principles in the United States (GAAP).

CROCE is defined by Occidental as cash flows from operating activities before changes in working capital plus any distributions from Western Midstream Partners, LP which are included in cash flows from investing activities divided by average total debt plus stockholders' equity (average of the beginning and ending totals for the current period). Management believes that CROCE is useful to investors when comparing our profitability and the efficiency with which management has employed capital over time relative to other companies. CROCE is not considered to be an alternative to net income reported in accordance with GAAP.

CASH RETURN ON CAPITAL EMPLOYED (CROCE) (NON-GAAP)

$ in millions		2020	2019
Cash flow from operating activities (GAAP)		$ 3,955	
Plus: Changes in operating assets and liabilities and other operating, net		1,278	
Plus: Distributions from Western Midstream Partners, LP included in cash flow from investing activities		243	
Adjusted cash flow from operating activities (Non-GAAP)	A	$ 5,476	
Debt, net at December 31, 2020		$36,185	
Total stockholder's equity at December 31, 2020		18,573	
Total debt and stockholder's equity at December 31, 2020		$54,758	
Debt, net at December 31, 2019			$38,588
Total stockholder's equity at December 31, 2019			34,232
Total debt and stockholder's equity at December 31, 2019			$72,820
Average capital employed (Non-GAAP)	B	$63,789	
CROCE (Non-GAAP)	A/B	8.6%	



Occidental

5 Greenway Plaza, Suite 110

Houston, Texas 77046-0521

(713) 215-7000

www.oxy.com



